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DAVIES WARD PHILLIPS & VINEBERG LLP

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RECEIVED
2006 MAY 24 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34660

May 18, 2006

Darren Novak
Dir 212 588 5579
dnovak@dwpv.com

File No. 117402/211166

BY REGISTERED MAIL

SUPPL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street NE
Mail Stop 3628
Washington, D.C. 20549

06013878

Re: Xstrata plc (File No. 055-79473)

Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we are hereby furnishing to the United States Securities and Exchange Commission on behalf of our client, Xstrata plc ("Xstrata"), a corporation incorporated under the laws of England and Wales with its principal executive offices located at Bahnhofstrasse 2, 6301 Zug, Switzerland, the following documents enclosed herewith with respect to the offer made on May 18, 2006 by Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly-owned indirect subsidiary of Xstrata, to purchase at a price of Canadian $52.50 each per share all of the outstanding common shares (together with the associated rights issued and outstanding under shareholder rights plan of Falconbridge (as defined below)) of Falconbridge Limited ("Falconbridge"), a corporation organized under the laws of Ontario, Canada, other than any common shares of Falconbridge owned directly or indirectly by Xstrata Canada or its affiliates:

- Press release of Xstrata, dated May 17, 2006 (Tab 1);
- Offer to Purchase and Offer Circular, dated May 18, 2006 (Tab 2);
- Letter of Transmittal (Tab 3);
- Notice of Guaranteed Delivery (Tab 4);
- Letter to Falconbridge Shareholders (Tab 5);

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

dlw 5/31

- Summary newspaper advertisement, dated May 18, 2006 (Tab 6);
- Early Warning Report, dated May 17, 2006, filed by 1184760 Alberta Limited ("Alberta Limited"), a wholly-owned subsidiary of Xstrata (Tab 7);
- Report of a Take-Over Bid (Quebec), dated May 18, 2006, filed by Xstrata Canada (Tab 8); and
- The opinion of TD Securities Inc., dated March 8, 2005, concerning the valuation of common shares of Falconbridge prior to the amalgamation of Noranda Inc. and Falconbridge on June 30, 2005 (Tab 9).

Other than the press release referred to above which was filed as an exhibit to the Schedule 13D/A filed by Xstrata and Alberta Limited on May 17, 2006, each of the enclosed documents was incorporated within, or filed as an exhibit to, the Schedule 14D-1F filed by Xstrata Canada and Xstrata on May 18, 2006.

Should you have inquiries with respect to the foregoing or enclosed, please do not hesitate to contact me at (212) 588-5579.

Yours very truly,

Darren Novak

Enclosures

Cc: William M. Ainley (w/out enclosures)
Gerald D. Shepherd (w/out enclosures)
Kenneth G. Klassen (w/out enclosures)
Kevin West (w/out enclosures)

xstrata

XSTRATA PLC ANNOUNCES C$52.50 PER SHARE CASH OFFER FOR FALCONBRIDGE LIMITED

NEWS RELEASE

Toronto and Zug, 17 May 2006

Highlights

- Fully underwritten all-cash offer of C$52.50 per share
- Substantially earnings and cash flow accretive in first full year of consolidation
- Diversification on a par with the best in the industry
- Significant enhancement of growth options
- Creation of world's fifth largest diversified mining company, with long-term value potential

Xstrata plc ("Xstrata" or the "Company") announces its offer to acquire the outstanding common shares ("Falconbridge shares") of Falconbridge Limited ("Falconbridge") not already owned by the Xstrata group for C$52.50 in cash per Falconbridge share or C$16.1 billion in total, approximately US$14.6 billion (the "Xstrata Offer" or the "Offer"), valuing the total common share capital of Falconbridge at approximately C$20.0 billion (approximately US$18.1 billion). The Offer will be open until Friday 7 July 2006. The offer and offering circular is expected to be filed on 18 May 2006 and mailed to Falconbridge shareholders shortly thereafter.

The combination of Xstrata and Falconbridge (the "Enlarged Group") will create the world's fifth largest diversified mining company, with leading market positions in copper, nickel, thermal and metallurgical coal, zinc, together with ferroalloys and a world-class pipeline of growth projects. Xstrata believes there is a compelling strategic rationale for and substantial benefits to be gained from the combination of the two businesses and that the transaction is in the best interests of both Xstrata and Falconbridge and their respective shareholders, customers, employees and other stakeholders.

Xstrata's offer price represents a premium of:

- 12.3% over the value of the revised offer announced by Inco Limited ("Inco") in its competing offer for Falconbridge, based upon the 5 May 2006 closing price on the TSX of Inco shares, the last trading day prior to the announcement of the proposed offer by Teck Cominco Limited ("Teck Cominco") to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer; and

- 11.2% over the closing price of C$47.23 per Falconbridge share on 5 May 2006, the last trading day prior to the announcement of Teck Cominco's proposed offer for Inco

The acquisition of Falconbridge (the "Falconbridge Acquisition") will be financed through newly committed bank debt facilities. Xstrata has committed to refinance a portion of these facilities, following completion of the transaction, by means of equity capital raising to the extent required to maintain the Enlarged Group's investment grade rating.

Xstrata's acquisition of Falconbridge is conditional, among other things, on approval by Xstrata shareholders at a meeting to be held in June, certain regulatory consents (including Investment Canada approval) and valid acceptances of the Xstrata Offer which, together with the Falconbridge shares already owned by the Xstrata group, constitute at least 66²/₃% of the Falconbridge shares on a fully-diluted basis. Once the 66²/₃% acceptance level is met, Xstrata intends to take steps to acquire any outstanding Falconbridge shares. Xstrata may waive the conditions of the Xstrata Offer in certain circumstances.

Xstrata is confident that its acquisition of Falconbridge will deliver significant benefits to the operations, employees and stakeholders of Falconbridge. Given the Group's stated growth strategy, Xstrata believes its position as a major and long-term direct investor in its Canadian businesses will be of material overall benefit to Canada. Xstrata therefore expects to receive the necessary clearance under the Investment Canada Act in due course. Xstrata is also confident that the Xstrata Offer will not encounter substantive anti-trust issues in Canada, the United States or Europe and will promptly receive the necessary competition authority clearances.

Xstrata currently owns 73,665,996 Falconbridge shares, representing approximately 19.8% of Falconbridge's issued share capital. At the Xstrata offer price of C$52.50 per Falconbridge share, the average cost per share of acquiring all of Falconbridge's shares, including those already owned, will be approximately C$47.76. Xstrata's Directors believe that the Falconbridge Acquisition will be substantially earnings per share and cash flow per share accretive in the first full year of consolidation.

Mick Davis, Xstrata Chief Executive, said, "The proposed combination of Falconbridge and Xstrata will create an outstanding global mining company, ideally positioned to create further value for all stakeholders through active involvement in the ongoing consolidation of our industry. I believe our all cash offer of C$52.50 per share delivers to Falconbridge shareholders a compelling opportunity to realise a guaranteed cash value with no market and minimal regulatory risk and is significantly superior to the revised offer that Inco has made for Falconbridge.

"In this transaction, we have based our valuation on a considered view of long run prices, taking into account our expectation that commodity prices will remain above historical averages for a number of years, while also recognising the prevailing market conditions. Accordingly, we believe we have priced our offer at a level that is highly attractive to Falconbridge shareholders, yet at a sensible level for Xstrata shareholders. Our previous acquisition of 19.8% of Falconbridge at the lower price of C$28 per share reduces our total weighted average acquisition price and provides Xstrata with a C$4.74 per share advantage, enabling us to make this compelling cash offer to Falconbridge shareholders.

"A lot of attention has been directed at the business case for a merger between Inco and Falconbridge, based on assumptions of operating synergies at Sudbury. However, given the immense value inherent in the combination of our copper businesses in Latin America, Xstrata is the natural partner for Falconbridge. The Falconbridge and Tintaya acquisitions would increase Xstrata's annual attributable copper production capacity to around one million tonnes. More importantly, the Enlarged Group's new copper business will have exceptional flexibility to optimise product flows between operations and to extract real value from the expansion options inherent in the integrated copper operations. Our Latin American presence holds significant potential for integrating future Las Bambas, Collahuasi or Tintaya expansions through the Falconbridge processing facilities in either Chile or Canada. This is completely in line with Xstrata's strategy and proven track record of generating long-term value and efficiencies from entrepreneurial, NPV-led investment – not from a narrow focus that only cuts costs or people.

In similar vein, while we have certainly made some reasonable assumptions about the optimisation of the Sudbury business, we believe there is considerable value in growing the Falconbridge nickel assets into a major global business from its Toronto base."

Inco Offer

Without any prior discussion with Xstrata, Falconbridge's largest shareholder, Inco and Falconbridge announced in October an offer by Inco to purchase the entire issued common share capital of Falconbridge and entered into a support agreement, which Xstrata believes was structured unduly in favour of Inco. This agreement includes, amongst other things, restrictive non-solicitation covenants, an opportunity for Inco to match any third-party offer within a 7-day period and a break fee (which is likely to be payable by Falconbridge to Inco). A revised Inco offer was announced on 13 May 2006 and approved by Falconbridge's board, which also agreed to increase the break fee by 40% to US$450 million, in an apparent attempt to thwart a superior offer by Xstrata. Its effect is to deprive Falconbridge shareholders of a further US$130 million of value.

The Inco offer closing date has been extended on a number of occasions due to continuing investigations by the United States and European anti-trust authorities and is currently due to close on or before 30 June 2006. On 8 May 2006, Falconbridge announced that it and Inco understood that the European Commission would shortly be issuing a 'Statement of Objections' in respect of the Inco offer. To achieve regulatory clearance, Inco and Falconbridge may be required to offer further remedies or disposals to meet the requirements of the anti-trust authorities.

Commenting, Mick Davis said: "I have no doubt that Xstrata has today made a superior and more certain offer to Falconbridge shareholders. The board of Falconbridge now has a duty to its shareholders to give our offer due and proper consideration. Inco's revised offer is difficult to evaluate and potentially misleading as it is based on an Inco share price that is supported at an elevated level largely because of the recent proposed offer from Teck Cominco. However, the proposed Teck Cominco offer is conditional on Inco not completing its proposed takeover of Falconbridge. Consequently if Inco is successful, the Teck Cominco offer fails and the Inco share price is likely to decline further and Falconbridge shareholders in that case will not receive the C$51.17 per share reported by Inco. In addition, given the continuing delays in regulatory approvals and the questions raised by the anti-trust authorities, Falconbridge shareholders may be concerned whether the deal proposed by Inco can be completed.

"These value and time considerations, and the restrictive nature of the support agreement between Inco and Falconbridge, have led us to put our proposal directly to Falconbridge shareholders, to ensure they have full opportunity to consider and assess the merits of our cash offer for themselves."

Prospects for a combined Xstrata and Falconbridge

Together with Xstrata's recent acquisition of one-third of the Cerrejón coal operations and its agreement to acquire the Tintaya copper asset announced yesterday, the Enlarged Group will have the scale, diversification and quality of assets from which Xstrata can continue to create significant value for all stakeholders through:

- greater critical mass, enhancing the Enlarged Group's ability to compete and grow within an increasingly consolidated global metals and mining industry;
- a world-class portfolio of assets, characterised by five global commodity businesses that comprise large-scale, long-life, robust, cash generative operations, competitively positioned within their respective industries;
- diversification of geographic, commodity and currency risk that Xstrata believes is on a par with the best in the mining industry, with an excellent spread of operating assets across North and South America, Europe, Australia and South Africa, and operations in seven major international commodity markets;

- entry into a significant new global business, nickel, comprising long-life assets with excellent development opportunities;
- an attractive balance of exchange-traded (copper, nickel, zinc, aluminium) and bulk negotiated commodities (thermal coal, coking coal, ferrochrome) that will provide increased financial flexibility, with improved stability and security of cash flows through the economic cycle;
- a significantly enhanced pipeline of brownfield and greenfield growth projects which extend the life of the existing operations and ensure long-term organic growth and optionality; and
- the combined expertise of Xstrata and Falconbridge's workforce and management at a time when there is elevated competition for skills in the mining sector.

Xstrata believes that the combination of the Las Bambas and Tampakan copper projects with Falconbridge's El Pachón and El Morro projects, together with the brownfield potential that exists at Collahuasi, Lomas Bayas, Altonorte and Tintaya, would provide Xstrata with a suite of world-class, internal growth options in copper. In addition Xstrata will have a strong pipeline of nickel growth opportunities, in particular at Sudbury with the late stage Nickel Rim project, brownfield expansions at both Raglan and Falcondo, together with the Koniambo and Kabanga resources. This would be complemented by the extensive, low-risk, brownfield expansion potential that already exists in Xstrata's coal, zinc and alloys businesses.

Xstrata estimates that, if the Falconbridge Acquisition, the acquisition of one-third of Cerrejón and the acquisition of Tintaya had become effective on 1 January 2005, approximately 45% of the Enlarged Group's EBITDA for the year ended 31 December 2005 would have been generated from the Enlarged Group's copper business, approximately 25% from the coal business, around 15% from the nickel business, and approximately 5% from each of the zinc, ferroalloys and aluminium business (see footnote).

On the same basis, Xstrata estimates that approximately 30% of the Enlarged Group's revenue for the year ended 31 December 2005 would have been generated from North America, approximately 25% from each of Australia and South America, and approximately 10% from each of Europe and South Africa (see footnote).

Mick Davis said, "The compelling case for the combination of Falconbridge with Xstrata, and our high regard for the management team in Falconbridge, was reflected in our purchase of a significant stake in the company last year. The Enlarged Group will benefit from substantially enhanced critical mass, diversification and internal growth potential at a time when global demand for our products looks set for a prolonged period of sustained growth."

Benefits to Canada

Xstrata is confident that the acquisition of Falconbridge will deliver significant overall benefits to Canada.

Consistent with Xstrata's highly decentralised management structure, Xstrata intends to establish Xstrata Nickel as an additional standalone commodity business, with its global head office in Toronto. Further regional offices for the Enlarged Group's copper and zinc operations would also be established in Canada, with management of Canadian operations maintained on a business-as-usual basis. In contrast to the proposed Inco-Falconbridge bid, the Xstrata acquisition is expected to have a positive impact on long-term employment growth in the regions of Canada where Falconbridge is active because of the lack of overlap of Xstrata and Falconbridge's operations.

Xstrata has a track record of investing in its businesses in line with its stated growth strategy and is committed to investing in Falconbridge operations to secure the long-term future of these assets. Falconbridge operations and the new Xstrata Nickel will benefit from the enhanced capacity of the Enlarged Group to access international capital markets. Capital expenditure is expected to increase,

to advance rapidly the Enlarged Group's suite of growth projects, including additional near-mine exploration in Canada. The robust earnings profile and greater scale of the Enlarged Group will enable Xstrata's Canadian operations to benefit from Xstrata's commitment to set aside 1% of pre-tax profit for its social involvement programmes. In line with the Group's decentralised management structure, decisions regarding support for community initiatives, mining-related research and development, procurement and education in Canada, as for operational matters, will be made locally.

Anticipated annualised cash cost savings of around US$120 million comprise reductions in certain duplicated head office and administrative functions and non-Canadian exploration activity, together with a proportional share of the synergies identified by Inco and Falconbridge from the Sudbury nickel businesses. In addition Xstrata expects to benefit from the incorporation of Falconbridge into the Xstrata Group's financial structure and from synergies arising from the optimisation of material flows across Xstrata's enlarged copper and zinc businesses. Given Xstrata's limited presence in Canada, the complementary nature of the two businesses and Xstrata's minimal head office staff of around 35 people, the impact of the Xstrata acquisition on head office numbers at Falconbridge is expected to be substantially less than the combined head office redundancies likely to occur if the merger of Falconbridge and Inco were to be completed.

The new Xstrata Nickel will be focused on rapidly growing as a global business by advancing Falconbridge's range of growth projects in nickel. As Xstrata has no existing nickel assets, the Falconbridge projects will be grown without any competition for financial and other resources that could otherwise lead to deferment of projects. Xstrata is therefore more motivated to grow the business than any other potential owner and will move as quickly as market demand allows to deploy its expertise and capital to realise the additional value inherent in the new global nickel business. As the new owner of Falconbridge, Xstrata would be fully committed to working with Inco and other key stakeholders to optimise the Sudbury operations in order to ensure they remain competitive on a long-term basis and through more normalised nickel pricing environments. However, Xstrata believes that the clear majority of these synergies relates to the optimisation of product flows and regional cooperation, rather than any aggressive cutting of the Falconbridge workforce. Xstrata has therefore committed not to make any lay-offs at Sudbury for a three-year period, from the date of acquisition.

Commenting, Mick Davis said, "Within Xstrata, we are excited about the immense opportunities that this acquisition opens up for all the stakeholders in the enlarged business. Our acquisition of MIM Holdings in Australia, for example, has shown the very real benefits for employees and communities of becoming part of a larger global group that devolves authority and local management responsibility to the operations.

"Our commitment to genuine partnerships with our stakeholders, to create shareholder value while delivering long-term benefits to local communities, remains absolute. An important attraction in acquiring Falconbridge is the considerable expertise of Falconbridge's workforce and management, and I have no doubt that the new colleagues and the many stakeholders who would join us from Falconbridge will benefit from being part of the Enlarged Group."

Financing of the Falconbridge Acquisition

New bank debt facilities have been underwritten by Barclays Bank PLC, Deutsche Bank AG London ("Deutsche Bank"), JP Morgan Chase Bank, N.A. and The Royal Bank of Scotland plc. These new syndicated loan arrangements have been entered into expressly to provide debt financing for the Falconbridge Acquisition, to refinance Xstrata's existing bank debt and certain existing indebtedness of Falconbridge and to provide working capital facilities for the Enlarged Group. Drawdown under the new debt facilities is conditional, amongst other things, upon the passing of each of the ordinary resolutions to be proposed at the extraordinary general meeting of Xstrata shareholders described below.

If the Falconbridge Acquisition is completed, Xstrata has committed to undertake one or more equity capital offerings to refinance a portion of the new debt facilities. Deutsche Bank and J.P.

Morgan Securities Ltd. ("JPMSL") have irrevocably undertaken to underwrite any future equity offering to raise funds to repay any amounts outstanding, under a US$7.0 billion subordinated debt facility agreement (the "Equity Bridge Facility Agreement"), to raise, in aggregate, such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, together with costs and expenses (the "Refinancing Amount"). The Refinancing Amount will be raised by way of an underwritten rights issue of ordinary shares to existing Xstrata shareholders, unless Xstrata, with the prior approval of Deutsche Bank and JPMorgan Cazenove Limited ("JPMorgan Cazenove"), determines otherwise.

The timing and terms of any such equity offering or offerings will be based on an assessment of the Enlarged Group's capital structure following the successful acquisition of Falconbridge. Xstrata is committed to maintaining a solid investment grade credit rating. The directors of Xstrata are confident that any rights issue will be fully supported by Glencore International AG ("Glencore International").

Xstrata has conducted a preliminary accounting review based on public information, and expects that a fair value allocation of the Falconbridge purchase price will be allocated approximately evenly between depreciable and non depreciable assets. This allocation will be further assessed once the directors of Falconbridge grant Xstrata and its advisors access to the company.

Equity Placing

In a separate news release issued today, Xstrata announced its intention to repay through an equity placing a portion of the outstanding debt incurred in relation to the acquisitions of the initial stake of approximately 20% in Falconbridge and the acquisition of a one third interest in Cerrej6n.

Circular to shareholders, EGM and irrevocable undertakings

A circular to Xstrata shareholders (the "Circular"), which will contain further information on the Falconbridge Acquisition, is expected to be posted to Xstrata shareholders within the next two weeks. The Circular will include a notice convening an Extraordinary General Meeting (the "EGM") to approve, inter alia, the Falconbridge Acquisition, an increase in Xstrata's authorised share capital and an increase in the number of securities Xstrata directors are authorised to allot, to enable Xstrata to make one or more equity issues to refinance debt under the Equity Bridge Facility Agreement. The EGM is expected to be held by the end of June 2006.

Xstrata has received irrevocable undertakings representing a total of 252,601,000 ordinary shares or approximately 37.57% of Xstrata's issued ordinary share capital from Glencore International and Credit Suisse Securities (Europe) Limited to vote in favour of the Falconbridge Acquisition and the other resolutions to be proposed at the EGM.

ends

Falconbridge Shareholders with questions please contact:	
Kingsdale Shareholder Services Inc.	
North American Toll Free:	**1-866-639-7993**
Outside North America, Banks and Brokers Call Collect	**+1 (416) 867-2272**
Email:	**contactus@kingsdaleshareholder.com**

Investment Market Conference Calls	
Europe	**North America**
Time 0930 (London time)	**Time 0930 (Eastern Standard Time)**
Dial in numbers for both Conference calls: United Kingdom: +44 20 7070 5465 Canada & US: 1866 314 3683 Australia: 18000 47 862	
Replay Numbers **European Conference Call** UK: +44 208 196 1998 Canada/US: 1866 583 1035 Australia: 1800 268 910 Access code ("account number") - **981650**	**Replay Numbers** **North American Conference Call** Canada/US: 1866 583 1035 UK: +44 20 8196 1998 Australia: 1800 268 910 Access code ("account number") – **719061**
The live webcast will be available from: http://www.Xstrata.com/Falconbridge The webcast presentation will be available as an archive from Xstrata's website following the event	

For further information, please contact:

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@Xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Ernie Lalonde
National Public Relations
Telephone +1 416 848 1423
Email elalonde@national.ca

Michael Oke
Aura Financial
Telephone +44 20 7321 0000
Mobile +44 7834 368 299

Deutsche Bank contacts

Brett Olsher
Telephone +44 20 7545 6459
Mobile +44 7768 022884
Email brett.olsher@db.com

Charlie Foreman
Telephone +44 20 7547 6843
Mobile + 44 7767 374365
Email charlie.foreman@db.com

JP Morgan Cazenove contacts

Ian Hannam
Telephone +44 20 7155 8641
Mobile +44 7785 302 693
Email ian.c.hannam@jpmorgancazenove.com

Barry Weir
Telephone +44 20 7155 4847
Mobile + 44 7775 514 319
Email barry.weir@jpmorgancazenove.com

TD Securities contacts

Ewan Mason
Telephone +1 (416) 308-3099
Email ewan.mason@tdsecurities.com

Bill Quinn
Telephone +1 (416) 307-8480
Email bill.quinn@tdsecurities.com

Note on geographical and commodity splits:

Xstrata EBITDA is presented as the aggregated results of Xstrata, Xstrata's attributable share of Cerrej6n, which is assumed to be all thermal coal, and Tintaya, which is assumed to be all copper. The accounting basis of Xstrata's attributable share of Cerrej6n and Tintaya estimated aggregated EBITDA may differ following consolidation with the Xstrata Group. Xstrata has not assessed the potential impact of adjusting the

accounting policies of Cerrejón, Tintaya or Falconbridge the accounting policies used in the source of the estimated information to those of the Xstrata Group.

Xstrata EBITDA includes the results of associates, and is before unallocated costs and non-trade items and the results of discontinued operations. Cerrejón and Tintaya EBITDA is calculated as earnings before net interest, taxation, depreciation and amortisation. Falconbridge EBITDA, which is assumed to be all Americas, is derived as income generated on operating assets adding back depreciation, amortisation and accretion charges and is before the deduction of unallocated expenses.

Xstrata revenue is presented as the aggregated results of Xstrata, Xstrata's attributable share of Iliad, which is assumed to be all South America, and Tintaya, which is assumed to be all South America. The accounting basis of Xstrata's attributable share of Cerrejón and Tintaya estimated aggregated revenue may differ following consolidation with the Xstrata Group. Xstrata has not assessed the potential impact of adjusting the accounting policies of Cerrejón, Tintaya or Falconbridge the accounting policies used in the source of the estimated information to those of the Xstrata Group. Falconbridge revenue split is calculated before "other" regions revenue as there is insufficient information to split other revenue by component geography.

Source: Xstrata: 2005 IFRS audited financial information from 2005 annual report; Falconbridge: Canadian GAAP audited financial information extracted from Q4 2005 results presentation; Cerrejón: Extracted from BHP Billiton annual report (year ended 30 June 2005, supplementary information and half yearly report (6 months ended 31 December 2005), supplementary information; Tintaya: EBITDA and revenue for the year to 30 June 2005 as extracted from Xstrata plc announcement in respect of the acquisition of Tintaya, dated 16 May 2006

Notes to editors

Information on Falconbridge

Falconbridge is a leading international copper and nickel company with investments in fully integrated zinc and aluminium assets, with additional by-products and co-products, including silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

Falconbridge is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminium, cobalt, lead, molybdenum, silver, gold and sulphuric acid. It is also one of the world's largest recyclers and processors of metal-bearing materials.

For the year ended 31 December 2005, Falconbridge had audited consolidated revenues of US$8,148 million (2004: US$6,764 million), EBITDA of US$2,236 million (2004: US$1,771 million) and profit before taxation of US$1,391 million (2004: US$945 million). Falconbridge had audited gross assets as at 31 December 2005 of US$12,418 million. The Falconbridge financial information presented above has been extracted without material amendment from published financial reports prepared under Canadian Generally Accepted Accounting Principles.

So far as Xstrata is aware, Aaron W. Regent, President, Derek G. Pannell, Chief Executive Officer, Steven J. Douglas, Executive Vice-President and Chief Financial Officer and Ian Pearce, Chief Operating Officer, are key individuals important to Falconbridge. Further biographical details of these individuals will be included in the circular to Xstrata shareholders referred to above.

Each of Deutsche Bank, JPMorgan Cazenove and TD Securities Inc is acting exclusively for Xstrata plc and no one else in connection with the Falconbridge Acquisition and will not be responsible to anyone other than Xstrata plc for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The Offer is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise

acquire or subscribe for, any security. The Xstrata Offer (as the same may be varied in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular document being delivered to Falconbridge and filed with Canadian provincial securities regulators and to be mailed to Falconbridge shareholders by the Offeror and the Company.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

This announcement contains certain information relating to Falconbridge and the Falconbridge group. Whilst Xstrata carried out a limited due diligence exercise in respect of Noranda and Old Falconbridge assets in the first half of 2004, it has not had any due diligence access to Noranda or Old Falconbridge since then nor has it had any due diligence access to Falconbridge since its creation through the amalgamation of Noranda and Old Falconbridge on 30 June 2005, including at the time of the Xstrata group's acquisitions of Falconbridge shares in August and September 2005. Xstrata believes it does not currently have access to any material non-public financial or other information in respect of the Falconbridge group. Consequently, the information in this announcement relating to Falconbridge and the Falconbridge group (other than in relation to the trading prices of Falconbridge shares on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange which is sourced from Bloomberg) has been compiled from information included in public documents filed by the Falconbridge group only and has not been commented on or verified by Falconbridge or Xstrata or the directors of Falconbridge or the directors of the Company.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to the Company and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of each of the Falconbridge Acquisition and the proposed acquisition by the Xstrata group of Tintaya which was announced by the Company on 16 May 2006 (the "Tintaya Acquisition") and therefore such references include the Xstrata group as enlarged by the Falconbridge group and by Tintaya. Completion of the Falconbridge Acquisition and the Tintaya Acquisition are subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Xstrata Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities. The securities of Xstrata referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and/or the Tintaya Acquisition and the expected completion, and timing of completion of, the Falconbridge Acquisition and/or the Tintaya Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that Xstrata shareholders may not vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting, the risks that the Xstrata group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the other conditions of the Falconbridge Acquisition or the Tintaya Acquisition may not be satisfied on a timely basis or at all, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 (the "Cerrejón Acquisition") and/or the Tintaya Acquisition and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules and the Disclosure Rules of the Financial Services Authority), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

May 18, 2006

XSTRATA CANADA INC.

a wholly-owned indirect subsidiary of

xstrata

XSTRATA PLC

OFFER TO PURCHASE

all the outstanding common shares
(together with associated rights under the shareholder rights plan) of

FALCONBRIDGE LIMITED

on the basis of

Cdn. $52.50 in cash for each share

Xstrata Canada Inc. (the "**Offeror**") hereby offers (the "**Offer**") to purchase at a price of Cdn. $52.50 cash per share all of the issued and outstanding common shares of Falconbridge Limited ("**Falconbridge**") together with associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), other than any Common Shares owned directly or indirectly by Xstrata plc ("**Xstrata**"), and including Common Shares that may become issued and outstanding after the date of this Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares. The Offeror is a wholly-owned indirect subsidiary of Xstrata.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) Friday, July 7, 2006 (the "Expiry Time"), unless extended or withdrawn.

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that constitutes, together with Common Shares held by the Offeror and its affiliates, at least 66⅔% of the Common Shares then outstanding (calculated on a fully-diluted basis), and at least a majority of the Common Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction under applicable securities laws. The Offer is also subject to the condition that Xstrata's shareholders approve at an extraordinary general meeting, which is expected to be held by the end of June 2006, Xstrata's acquisition of the Common Shares, as required by the Listing Rules of the United Kingdom Financial Services Authority, and an increase in the authorized but unissued share capital of Xstrata and the authorization of Xstrata's directors to allot securities. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or before the Expiry Time. See Section 4 of the Offer, "Conditions of the Offer".

The Falconbridge Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "FAL.LV" and the New York Stock Exchange under the symbol "FAL". The closing price of the Falconbridge Common Shares on the TSX on May 16, 2006, the last trading day prior to the announcement of the Offeror's intention to make the Offer, was Cdn. $54.00. **The Offer represents a premium of 12.3% over the value of the revised offer announced by Inco Limited ("Inco") in its competing offer for the Falconbridge Common Shares, based upon the May 5, 2006 closing price on the TSX of Inco shares, the last trading day prior to the announcement of the proposed offer by Teck Cominco Limited ("Teck Cominco") to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer. The Offer also represents a premium of 11.2% over the closing price of Cdn. $47.23 per Falconbridge Common Share on the TSX on May 5, 2006.**

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
JP Morgan Securities Canada Inc.
Deutsche Bank Securities Limited

In the United States

JP Morgan Securities Inc.
Deutsche Bank Securities Inc.
TD Securities (USA) LLC

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and deposit it, together with certificates representing their Common Shares, with Kingsdale Shareholder Services Inc. (the "**Depositary**") at its office set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on pink paper).

All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. and Deutsche Bank Securities Limited (collectively, the "**Canadian Dealer Managers**"), the Depositary or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC, or (collectively with the Canadian Dealer Managers, the "**Dealer Managers**"). Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary, the Information Agent or the Dealer Managers at their respective offices shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("**SEDAR**") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein. Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This tender offer is made for the securities of a Canadian issuer and while the offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

The Offer is made only for Common Shares and is not made for any options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of options to acquire Common Shares under the Falconbridge stock option plan ("**Falconbridge Options**") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. If any holder of convertible debentures of Falconbridge ("**Falconbridge Convertible Debentures**") does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On May 16, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.90, and Bank of Canada noon rate of exchange for UK pounds sterling was Cdn. $1.00 = GBP 0.48.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the accompanying Circular under Section 6, "Purpose of the Offer and Plans for Falconbridge", Section 7, "Source of Funds" and Section 11, "Acquisition of Common Shares not Deposited", in addition to certain statements contained elsewhere in this document, are "forward-looking statements" and are prospective. Often, but not always, forward looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Offeror and Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

TABLE OF CONTENTS

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this Summary, where not otherwise defined herein, are defined in the Offer and Circular, including the accompanying Glossary. The information concerning Falconbridge contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror and Xstrata have no knowledge that would indicate that any statements contained herein relating to Falconbridge taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, nor Xstrata, nor any of their officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Falconbridge taken from or based upon such documents and records, or for any failure by Falconbridge to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror or Xstrata.

The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at a price of Cdn $52.50 in cash all of the issued and outstanding Common Shares, together with the associated SRP Rights, other than any Common Share owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares (collectively, the "**Falconbridge convertible securities**").

The Offer is made only for Common Shares and is not made for any Falconbridge Options, Falconbridge Convertible Debentures or any other Falconbridge convertible securities (other than the associated SRP Rights). Any holder of such Falconbridge convertible securities who wishes to accept the Offer must exchange, exercise or convert such Falconbridge convertible securities in order to obtain certificates representing Common Shares and deposit those Common Shares under the Offer.

Based on publicly available information, the Offeror believes that there were 372,385,672 Common Shares outstanding as of April 24, 2006 and a weighted average number of Common Shares on a fully-diluted basis of approximately 378,694,000 for the three months ended March 31, 2006.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

The Offeror

The Offeror was incorporated under the laws of Ontario on February 6, 2006 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The Offeror is a wholly-owned indirect subsidiary of Xstrata.

Xstrata, a corporation incorporated under the laws of England and Wales, is a major global diversified mining group, and its ordinary shares are listed on the London and Swiss stock exchanges. Xstrata is headquartered in Zug, Switzerland and has approximately 24,000 employees world-wide, including contractors. Xstrata maintains a meaningful position in six major international commodity markets: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc, with additional exposures to gold, lead and silver. Xstrata's operations and projects span five continents and nine countries: Australia, South Africa, Spain, Germany, Argentina, Peru, Colombia, Canada and the UK.

Xstrata currently beneficially owns through a wholly-owned subsidiary 73,665,996 Common Shares, representing approximately 19.8% of the outstanding Common Shares as of April 24, 2006, and approximately 19.5% of the Common Shares on a fully-diluted basis (based on the weighted average for the three months ended March 31, 2006).

Falconbridge

Falconbridge is a leading international copper and nickel producer with investments in fully integrated zinc and aluminum assets. Falconbridge's primary focus is on the identification and development of world class copper and nickel mining deposits. Falconbridge is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, cobalt, lead, molybdenum, silver, gold and sulphuric acid, and also one of the world's largest recyclers and processors of metal-bearing materials. The principal markets for Falconbridge's products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. Falconbridge has its operations and offices in 18 countries.

On June 30, 2005, Noranda and Old Falconbridge completed their merger transaction after shareholders of each company approved the amalgamation of the two companies. The amalgamated company operates under the name Falconbridge Limited.

The Common Shares are listed on the TSX under the symbol "FAL.LV" and the NYSE under the symbol "FAL". See Section 2 of the Circular, "Falconbridge".

Background to the Offer

On August 14, 2005, an affiliate of the Offeror and Xstrata purchased from an affiliate of Brookfield 73,115,756 Common Shares, constituting approximately 19.9% of the Common Shares outstanding at the time, for Cdn. $28.00 in cash per share. Between then and September 19, 2005, the affiliate of the Offeror and Xstrata acquired in three private transactions an additional 550,240 Common Shares, which were acquired with the publicly disclosed objective of enabling Xstrata to use equity accounting for its indirect investment in Falconbridge. This was unsuccessful due to subsequent share issuances by Falconbridge which never enabled Xstrata to increase its indirect holdings to 20%.

On October 11, 2005, without any prior discussion with Xstrata, Inco and Falconbridge announced Inco's intention to make an offer to acquire all of the Common Shares and the entry by Inco and Falconbridge into the Inco Support Agreement in connection with such offer.

On November 18, 2005, Inco and Falconbridge announced they received a request for additional information, commonly referred to as a second request, from the Antitrust Division of the U.S. Department of Justice in connection with the Inco Bid. Inco has since announced the following extensions of the expiry date of the Inco Bid to allow more time for the receipt of all necessary regulatory clearances:

Announcement Dates	Revised Expiry Dates
December 8, 2005	January 27, 2006
January 12, 2006	February 28, 2006
February 21, 2006	June 30, 2006

Inco also announced on January 12, 2006 and February 21, 2006 that the Inco Support Agreement had been amended to reflect Inco's agreement with Falconbridge to extend the expiry date of the Inco Bid in order to obtain all necessary regulatory clearances. Inco is currently committed to Falconbridge to extend the expiry date of the Inco Bid to August 9, 2006 to obtain all necessary regulatory clearances.

On February 24, 2006, Inco announced that the European Commission (the "**EC**") had confirmed that it would proceed to a second phase review of Inco's proposed acquisition of Falconbridge. This phase could involve the continuation of the EC's review of the transaction until July 12, 2006. On May 8, 2006, Falconbridge also announced that the EC would be issuing its statement of objections shortly.

On May 8, 2006, Teck Cominco Limited ("**Teck Cominco**") announced its intention to make an offer for Inco in cash or Class B shares. Assuming full proration of the cash and share consideration, the consideration under Teck Cominco's offer would be Cdn. $28.00 in cash and 0.6293 of a Teck Cominco Class B share for each Inco share tendered under the terms of Teck Cominco's offer. It is a condition of the Teck Cominco offer that

the Inco Bid shall have been withdrawn or terminated without any Falconbridge Common Shares having been purchased by Inco pursuant to such bid, and that the Inco Support Agreement shall have been terminated in accordance with its terms.

On May 13, 2006, Inco and Falconbridge announced that the Inco Support Agreement had been amended and Inco agreed to increase the cash component of the Inco Bid by Cdn. $5.00 per Falconbridge Common Share. Full proration of the share and cash consideration in accordance with the revised Inco Bid would result in aggregate consideration of Cdn. $12.50 in cash and 0.524 of an Inco share for each Falconbridge Common Share tendered under the terms of the revised Inco Bid. The Inco Support Agreement was also amended to increase the fee payable by Falconbridge to Inco from U.S. $320 million to U.S. $450 million in the event Falconbridge terminates the Inco Support Agreement and in certain other circumstances.

Xstrata announced its intention to make the Offer prior to the opening of the markets in London, Toronto and New York on May 17, 2006 and an advertisement containing a brief summary of the Offer was published in *The Globe and Mail*, *The National Post*, *La Presse* and *The Wall Street Journal* on May 18, 2006.

Reasons to Accept the Offer

Shareholders should consider the following factors in making their decision to accept the Offer:

- The Offer represents a premium of 12.3% over the value of the revised Inco Bid, based upon the May 5, 2006 closing price on the TSX of Inco shares, the last trading day prior to the announcement of the proposed offer by Teck Cominco to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer.
- The Offer also represents a premium of 11.2% over the closing price of Cdn. $47.23 per Falconbridge Common Share on the TSX on May 5, 2006.
- The consideration under the Offer is all cash, providing Shareholders with certainty of value and liquidity.
- The Offeror is confident that its acquisition of Common Shares pursuant to the Offer will receive the necessary approval under the Investment Canada Act in due course.
- The Offeror is confident the Offer will not encounter substantive competition/antitrust issues in Canada, the United States or Europe, and so will receive promptly the necessary competition/antitrust clearances.
- The Offeror expects the necessary Xstrata shareholder approval to be granted at Xstrata's extraordinary general meeting, which is expected to be held by the end of June 2006 as certain shareholders of Xstrata have irrevocably undertaken to vote approximately 35.8% of Xstrata's issued ordinary share capital (as it is expected to be on May 22, 2006) in favour of the resolution relating to the approval of the acquisition of the Common Shares pursuant to the Offer and the other resolutions on which the Offer is conditional. The necessary Xstrata shareholder approval will be obtained if, in respect of each relevant resolution, a majority of the votes cast by Xstrata's ordinary shareholders at the extraordinary general meeting is voted in favour of the resolution.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Common Shares not already owned by the Offeror and its affiliates. If the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, if available, to acquire all the outstanding Common Shares not deposited under the Offer. If such Compulsory Acquisition or Subsequent Acquisition Transaction is not available or is not exercised, the Offeror intends to pursue other means of acquiring the remaining Common Shares not deposited under the Offer. See Section 6 of the Circular, "Purpose of the Offer and Plans for Falconbridge", and Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on Friday, July 7, 2006, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the Offeror.

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit such Shareholder's Common Shares and the certificate(s) representing such Shareholder's Common Shares, together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof, at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal".

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and the certificate(s) representing such Shareholder's Common Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on pink paper). See Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

No fee or commission will be payable by any Shareholder who transmits such Shareholder's Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn (i) such number of Common Shares which, together with the Common Shares owned by the Offeror and its affiliates, constitutes at least 66⅔% of the Common Shares on a fully-diluted basis and (ii) at least a majority of the Common Shares on a fully-diluted basis, the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27. The Offer is also subject to the condition that Xstrata's shareholders shall have approved the acquisition of the Common Shares as required by the Listing Rules of the United Kingdom Financial Services Authority. Xstrata intends to call an extraordinary general meeting of its shareholders expected to be held by the end of June 2006 to approve the acquisition of the Common Shares pursuant to the Offer. See Section 4 of the Offer, "Conditions of the Offer".

Payment

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, but in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date upon which Common Shares are first taken up under the Offer will be taken up and paid for not later than 10 days after such deposit. See Section 6 of the Offer, "Take up of and Payment for Deposited Common Shares".

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, "Withdrawal of Deposited Common Shares".

Replacement Shareholder Rights Plan

On September 22, 2005, Falconbridge announced that it had adopted, effective immediately and without shareholder approval, the First Shareholder Rights Plan, including provisions that would have triggered the dilution effects of the First Shareholder Rights Plan if any person acquired 20% or more of the outstanding Common Shares except in certain exempt transactions. No representatives of Xstrata were contacted by any Falconbridge representative to discuss the proposed rights plan or to discuss Xstrata's intentions, if any, to increase its investment in Falconbridge. The First Shareholder Rights Plan also required by its terms that a majority of Falconbridge's shareholders ratify the First Shareholder Rights Plan by March 22, 2006, which ratification was neither sought nor obtained. As a result, the Offeror believes that the First Shareholder Rights Plan terminated in accordance with its terms on that date.

On March 21, 2006, Falconbridge announced that it had adopted, effective immediately, without TSX approval and, again, without shareholder approval, the Replacement Shareholder Rights Plan and that the Inco Support Agreement had been amended in connection with the Replacement Shareholder Rights Plan. See Section 4 of the Circular, "Replacement Shareholder Rights Plan". The Replacement Shareholder Rights Plan and the First Shareholder Rights Plan are substantially similar, with the principal exception that the Replacement Shareholder Rights Plan does not impose a minimum deposit period.

It is a condition of the Offer that the Offeror shall have determined in its sole judgment that, among other things, the Replacement Shareholder Rights Plan does not provide rights to the shareholders of Falconbridge to purchase any securities of Falconbridge as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, and does not and will not adversely affect the Offer, the Offeror or Xstrata, either before or on consummation of the Offer, or the acquisition by the Offeror of any Common Shares under the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Common Shares as capital property and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute "taxable Canadian property" to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of certain Canadian federal income tax consequences. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations" for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

U.S. Federal Income Tax Consideration

A Shareholder who is a citizen or resident of the United States who sells Common Shares in the Offer generally will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the Shareholder's adjusted tax basis in the Common Shares sold in the Offer. If the Common Shares sold constitute capital assets in the hands of the U.S. Shareholder, the gain or loss will be a capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the initial Common Shares were held for more than one year.

The foregoing is a very brief summary of certain United States federal income tax consequences. See Section 18 of the Circular, "Certain United States Federal Income Tax Considerations" for a summary of the principal United States federal income tax considerations generally applicable to U.S. Shareholders.

Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Depositary and Information Agent

The Offeror has engaged Kingsdale Shareholder Services Inc. to act as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the office specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in the City of Toronto. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. See Section 21 of the Circular, "Depositary".

The Offeror has also retained Kingsdale Shareholder Services Inc. to act as Information Agent to provide a resource for information for Shareholders in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisors and Dealer Managers

The Offeror has retained Deutsche Bank AG London and JPMorgan Cazenove Limited to act as its financial advisors with respect to the Offer and TD Securities Inc. to act as its Canadian financial advisor with respect to the Offer.

The Offeror has engaged the services of TD Securities Inc., JP Morgan Securities Canada Inc. and Deutsche Bank Securities Limited as Dealer Managers in Canada to assist the Offeror in connection with the Offer in Canada, and JP Morgan Securities Inc., Deutsche Bank Securities Inc. and TD Securities (USA) LLC will act as Dealer Managers in the United States in connection with the Offer in the United States. The Canadian Dealer Managers have undertaken to form a Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer from persons resident in Canada.

No fee or commission will be payable by any Shareholder who transmits such Shareholder's Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer.

GLOSSARY

In the accompanying Summary, Offer and Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"**Acquiring Person**" has the meaning ascribed thereto in Section 4 of the Circular, "Replacement Shareholder Rights Plan";

"**Acquisition Facilities Agreement**" has the meaning ascribed thereto in Section 7 of the Circular, "Source of Funds";

"**Acquisition Facilities Underwriting Letter**" has the meaning ascribed thereto in Section 7 of the Circular, "Source of Funds";

"**affiliate**" has the meaning ascribed thereto in the OSA;

"**AMF**" means the Autorité des marchés financiers (Québec);

"**ARC**" has the meaning ascribed thereto in paragraph (d) of Section 4 of the Offer, "Conditions of the Offer";

"**associate**" has the meaning ascribed thereto in the OSA;

"**Brookfield**" means Brookfield Asset Management Inc., formerly Brascan Corporation;

"**Brookfield Purchase Agreement**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Brookfield Subco**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**business combination**" has the meaning ascribed thereto in Rule 61-501;

"**Canadian Dealer Managers**" means TD Securities Inc., JP Morgan Securities Canada Inc. and Deutsche Bank Securities Limited;

"**CDS**" means The Canadian Depositary for Securities Limited;

"**Circular**" means the circular accompanying and forming part of the Offer;

"**Code**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain United States Federal Income Tax Considerations";

"**Commissioner**" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Considerations — Competition Act";

"**Committed Financing Agreements**" has the meaning ascribed thereto in Section 7 of the Circular, "Source of Funds";

"**Common Shares**" means the common shares in the capital of Falconbridge, together, unless the context otherwise requires, with the associated SRP Rights;

"**Community**" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Considerations — EC Merger Regulation";

"**Competition Act**" means the *Competition Act* (Canada), as amended;

"**Compulsory Acquisition**" has the meaning ascribed thereto in Section 11 of the Circular, "Acquisition of Common Shares not Deposited — Compulsory Acquisition";

"**Confidentiality Agreements**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**CRA**" means the Canada Revenue Agency;

"**CSSEL**" means Credit Suisse Securities (Europe) Limited;

"**Dealer Managers**" means the Canadian Dealer Managers, and in the United States JP Morgan Securities Inc., Deutsche Bank Securities Inc. and TD Securities (USA) LLC;

"**Debt Bridge Facility Agreement**" has the meaning ascribed thereto in Section 7 of the Circular, "Source of Funds";

"**Depositary**" means Kingsdale Shareholder Services Inc.;

"**Deposited Common Shares**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**Dissenting Offeree**" has the meaning ascribed thereto in Section 11 of the Circular, "Acquisition of Common Shares not Deposited — Compulsory Acquisition";

"**Distributions**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**DTC**" means The Depositary Trust Company;

"**EC**" means the European Commission;

"**EC Merger Regulation**" means Council Regulation 139/2004/EC;

"**EEA**" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Considerations — EC Merger Regulation";

"**EFTA States**" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Considerations — EC Merger Regulation";

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

"**Equity Bridge Facility Agreement**" has the meaning ascribed thereto in Section 7 of the Circular, "Source of Funds";

"**Exercise Price**" has the meaning ascribed thereto in Section 4 of the Circular, "Replacement Shareholder Rights Plan";

"**Expiry Time**" means 8:00 p.m. (Toronto time) on Friday, July 7, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer";

"**Falconbridge**" means Falconbridge Limited, a corporation amalgamated under the laws of Ontario, and where the context requires, its subsidiaries and joint ventures;

"**Falconbridge Board of Directors**" means the board of directors of Falconbridge;

"**Falconbridge Convertible Debentures**" means the adjustable rate convertible debentures (Series 1) originally issued by Noranda and due April 30, 2007;

"**Falconbridge convertible securities**" means any securities of Falconbridge that are convertible into or exchangeable or exercisable for Common Shares;

"**Falconbridge Options**" means the options granted through the Falconbridge stock option plan through which options may be granted to directors, officers and employees for the purchase of Common Shares;

"**First Shareholder Rights Plan**" means the shareholder rights plan agreement dated as of September 22, 2005 between Falconbridge and CIBC Mellon Trust Company, as rights agent;

"**Flip-in Event**" has the meaning ascribed thereto in Section 4 of the Circular, "Replacement Shareholder Rights Plan";

"**fully-diluted basis**" means, with respect to the Common Shares, only that number of Common Shares which would be outstanding if all rights to acquire Common Shares were exercised, but excluding Common Shares issuable upon the exercise of the SRP Rights;

"**Glencore International**" means Glencore International AG;

"**going private transaction**" has the meaning ascribed thereto in Regulation Q-27;

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

"**Inco**" means Inco Limited, a corporation incorporated under the laws of Canada;

"**Inco Bid**" means the offer by Inco to purchase all of the outstanding Common Shares on the terms described in its Offer to Purchase and Circular dated October 24, 2005, as extended by Inco's Notices of Extension dated December 14, 2005, January 19, 2006 and February 27, 2006, as such terms were announced by Inco to be revised on May 13, 2006;

"**Inco Support Agreement**" means the support agreement made October 10, 2005 between Inco and Falconbridge, as amended by the amending agreements made January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006 between Inco and Falconbridge;

"**Information Agent**" means Kingsdale Shareholder Services Inc.;

"**Investment Canada Act**" means the *Investment Canada Act* (Canada), as amended;

"**IRS**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain United States Federal Income Tax Considerations";

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and the Circular (printed on yellow paper);

"**Material Adverse Effect**" means, when used in connection with a person, any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, including results of operations, assets, affairs or prospects of that person and its subsidiaries taken as a whole, other than any effect (i) relating to the Canadian and United States economies, political conditions or securities markets in general; (ii) affecting the mining industry in general; (iii) relating to a change in the market trading price of shares of that person related to such a change in the market trading price primarily resulting from an effect excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iv) or (v) hereof; (iv) relating to any of the principal markets served by that person's business generally or shortages or price changes with respect to raw materials, metals or products (including, but not limited to, nickel, copper, cobalt, any platinum group metals, sulphur, sulphuric acid, electricity, zinc or aluminum) used or sold by that party; or (v) relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that person, any of its subsidiaries) or in Canadian generally accepted accounting principles; provided, however, that such effect (other than in the case of clause (iii) above) does not primarily relate only to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

"**Minimum Tender Condition**" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Non-Resident Holder**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada";

"**Noranda**" means Noranda Inc., a predecessor corporation of Falconbridge that existed prior to the amalgamation of Noranda and Old Falconbridge to form Falconbridge on June 30, 2005;

"**Noranda Issuer Bid**" has the meaning ascribed thereto in Section 16 of the Circular, "Information Concerning Securities of Falconbridge — Previous Purchases and Sales";

"**Noranda Offer**" means the March 24, 2005 offer by Noranda to purchase all of the outstanding Old Falconbridge common shares not already owned by Noranda for consideration of 1.77 Noranda common shares for each Old Falconbridge common share;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on pink paper);

"**NYSE**" means the New York Stock Exchange;

"**OBCA**" means the *Business Corporations Act* (Ontario), as amended;

"**Offer**" means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set forth herein;

"**Offeror**" means Xstrata Canada Inc., a corporation incorporated under the laws of Ontario;

"**Offeror's Notice**" has the meaning ascribed thereto in Section 11 of the Circular, "Acquisition of Common Shares not Deposited — Compulsory Acquisition";

"**Old Falconbridge**" means Falconbridge Limited, a predecessor corporation of Falconbridge that existed prior to its amalgamation with Noranda to form Falconbridge on June 30, 2005;

"**OSA**" means the *Securities Act* (Ontario), as amended;

"**OSC**" means the Ontario Securities Commission;

"**PFIC**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain United States Federal Income Tax Considerations — Passive Foreign Investment Companies";

"**Public Documents**" has the meaning ascribed thereto in paragraph (k) of Section 4 of the Offer, "Conditions of the Offer";

"**Purchased Common Shares**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"**Purchased Shares**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Redeemable Shares**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations — Subsequent Acquisition Transaction";

"**Regular Dividends**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**Regulation Q-27**" means Regulation Q-27 — *Protection of Minority Securityholders in the Course of Certain Transactions* of the AMF, as amended;

"**Regulations**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Replacement Shareholder Rights Plan**" means the shareholder rights plan agreement dated as of March 21, 2006 between Falconbridge and CIBC Mellon Trust Company, as rights agent;

"**Resident Holder**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada";

"**Reviewable Transaction**" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Considerations — Investment Canada Act";

"**Rights Certificates**" has the meaning ascribed thereto in Section 4 of the Circular, "Replacement Shareholder Rights Plan";

"**Rule 61-501**" means OSC Rule 61-501 — *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*, as amended;

"**SEC**" means the United States Securities and Exchange Commission;

"**Second Request**" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Considerations — Hart Scott Rodino Antitrust Improvements Act of 1976 (United States)";

"**Securities Authorities**" means the securities commissions and similar regulatory authorities in each of the provinces and territories in Canada and the SEC;

"**SEDAR**" means the Canadian Securities Administrators' website at www.sedar.com;

"**Separation Time**" has the meaning ascribed thereto in Section 4 of the Circular;

"**Shareholders**" means the holders of Common Shares;

"**Soliciting Dealer**" has the meaning ascribed thereto in Section 22 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group";

"**Soliciting Dealer Group**" has the meaning ascribed thereto in Section 22 of the Circular, "Financial Advisors, Dealer Managers and Soliciting Dealer Group";

"**SRP Rights**" means the rights issued pursuant to the Replacement Shareholder Rights Plan;

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 11 of the Circular, "Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction";

"**subsidiary**" has the meaning ascribed thereto in the OSA and includes a joint venture in which a person participates, whether as a partner, shareholder, interest holder or otherwise, that is material to that person's financial condition, operations or prospects;

"**Tax Act**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Tax Proposals**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**TD Securities Opinion**" has the meaning ascribed thereto in section 19 of the Circular, "Valuation Requirements of an Insider Bid — TD Securities Opinion";

"**Teck Cominco**" means Teck Cominco Limited, a corporation continued under the *Canada Business Corporations Act* in 1978;

"**trading day**" means any day on which trading occurs on the TSX and the NYSE;

"**Tribunal**" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Considerations — Competition Act";

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended;

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended;

"**U.S. Shareholder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain United States Federal Income Tax Considerations";

"**U.S. Treaty**" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition";

"**Valuation Requirements**" has the meaning ascribed thereto in Section 19 of the Circular, "Valuation Requirements of an Insider Bid";

"**Vendor**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Xstrata**" means Xstrata plc, a corporation incorporated under the laws of England and Wales, and where the context requires, its subsidiaries and joint ventures;

"**Xstrata Alberta**" means 1184760 Alberta Ltd., a corporation incorporated under the laws of Alberta; and

"**Xstrata Schweiz**" means Xstrata (Schweiz) AG, a corporation incorporated under the laws of Switzerland.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer.

Capitalized terms used in the Offer, where not otherwise defined herein, are defined in the Section entitled "Glossary".

May 18, 2006

TO: THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE LIMITED

1. The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at a price of Cdn. $52.50 in cash all of the issued and outstanding Common Shares, together with the associated SRP Rights, other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any Falconbridge convertible securities (other than the SRP Rights). The Offeror is a wholly-owned indirect subsidiary of Xstrata.

Based on publicly available information, the Offeror believes that as of April 24, 2006 there were 372,385,672 Common Shares outstanding and a weighted average number of Common Shares of approximately 378,694,000 on a fully-diluted basis for the three months ended March 31, 2006. Xstrata currently beneficially owns through a wholly-owned subsidiary 73,665,996 Common Shares, representing approximately 19.8% of the outstanding Common Shares as of April 24, 2006 and approximately 19.5% of the Common Shares on a fully-diluted basis (based on the weighted average for the three months ended March 31, 2006).

The Offer is made only for Common Shares and is not made for any Falconbridge Options, Falconbridge Convertible Debentures or any other Falconbridge convertible securities (other than the associated SRP Rights). Any holder of Falconbridge convertible securities who wishes to accept the Offer must exchange, exercise or convert such Falconbridge convertible securities in order to obtain certificates representing Common Shares and deposit those Common Shares under the Offer. Any such exchange, exercise or conversion must be sufficiently in advance of the Expiry Time to assure that the holders of such Falconbridge convertible securities will have Common Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Shareholders who have deposited their Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Common Shares will be allocated to the SRP Rights.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any appraisal rights. However, any such Shareholders who dissent from a second step business combination or going private transaction will have certain rights to seek a judicial determination of the fair value of their Common Shares. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

2. Time for Acceptance

The Offer is open for acceptance during the period commencing May 18, 2006 and ending at 8:00 p.m. (Toronto time) on Friday, July 7, 2006, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change of the Offer", unless the Offer is withdrawn by the Offeror.

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal (printed on yellow paper) accompanying the Offer, so as to be received not later than the Expiry Time:

(a) certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b) a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions and rules set forth in the Letter of Transmittal; and

(c) any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered owner, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Unless waived by the Offeror, holders of Common Shares are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a book-entry confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Falconbridge to Shareholders prior to the time that the holder's Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificates(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Falconbridge Common Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Common Shares deposited by such holder.

Currency of Payment

The cash payable under this Offer will be denominated in Canadian dollars. However, Shareholders can also elect to receive their cash consideration in U.S. dollars based upon the Bank of Canada noon rate of exchange for U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary. If a Shareholder wishes to receive cash payable in U.S. dollars, the box captioned "Currency of Payment" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery must be completed. Otherwise, cash payment will be received in Canadian dollars.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(i) the deposit is made by or through an Eligible Institution;

(ii) a Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed, is received by the Depositary at its Toronto office at or prior to the Expiry Time; and

(iii) the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) and Rights Certificate(s), if applicable, must be delivered to the Toronto office of the Depositary.

(iv) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby are received by the Depositary at its office in Toronto, Ontario, Canada listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission to the Depositary at its principal office in Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and (c) any other required documents.

The method of delivery of certificate(s) representing Common Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities

in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Managers or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal delivered to the Depositary (the "**Deposited Common Shares**") and in and to all rights and benefits arising from such Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**"), and other than all regular quarterly cash dividends declared by Falconbridge in accordance with its current publicly disclosed dividend policy prior to the date of the first take up by the Offeror under the Offer ("**Regular Dividends**").

Power of Attorney

The execution of a Letter of Transmittal irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Common Shares covered by the Letter of Transmittal with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of Falconbridge and deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Common Shares**"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date of the Offer with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Falconbridge; (b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge; (c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and (d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the deposited Common Shares are not taken up and paid

for under the Offer or are withdrawn in accordance with Section 8 of the Offer, "Withdrawal of Deposited Common Shares". A Shareholder accepting the Offer also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and any Distributions deposited pursuant to the Offer, (ii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iii) the deposit of the Deposited Common Shares and Distributions complies with applicable laws, and (iv) the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable laws, the Offeror will have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Common Shares deposited under the Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time (i) such number of Common Shares that, together with Common Shares held by the Offeror and its affiliates, constitutes at least 66⅔% of the Common Shares then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Common Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27 (together, the "**Minimum Tender Condition**");

(b) the Offeror shall have determined in its sole judgment that, on terms satisfactory to the Offeror: (i) the Replacement Shareholder Rights Plan does not provide rights to the shareholders of Falconbridge to purchase any securities of Falconbridge as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, and does not and will not adversely affect the Offer, the Offeror or Xstrata, either before or on consummation of the Offer, or the acquisition by the Offeror of any Common Shares under the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; (ii) the Board of Directors of Falconbridge shall have redeemed all outstanding SRP Rights or waived the application of the Replacement Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; (iii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights; (iv) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; or (v) the SRP Rights and the Replacement Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction;

(c) all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions and exemptions (including, without limitation, those required under the Investment Canada Act and those of any stock exchange or other securities regulatory authority) that, in the Offeror's sole judgment, are necessary or desirable to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting on suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole judgment;

(d) without limiting the scope of the condition in paragraph (c), (i): either (x) the Commissioner of Competition shall have issued an Advance Ruling Certificate (an "**ARC**") under Section 102 of the Competition Act in respect of the purchase of the Common Shares by the Offeror, or (y) the waiting period under Part IX of the Competition Act shall have expired or have been waived and the Offeror shall be satisfied in its sole judgment that the Commissioner of Competition does not intend to oppose the purchase of the Common Shares and shall not have made or threatened to make an application under Part VIII of the Competition Act in respect of the purchase of the Common Shares by the Offeror; (ii) the applicable waiting period (and any extensions thereof) under the HSR Act with respect to the Offer shall have expired or been terminated; (iii) the Offer shall have been approved or deemed approved under the EC Merger Regulation; and (iv) any applicable waiting periods (and any extensions thereof) under any other competition, merger, control or similar law, rule, regulation or policy or any governmental or regulatory approval or consent in respect of competition or merger control matters, shall have expired or been earlier terminated, or been granted or deemed granted, on terms and conditions satisfactory to the Offeror in its sole judgment;

(e) the Offeror shall have determined in its sole judgment that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

  (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, or the right of the Offeror to own or exercise full rights of ownership of the Common Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

  (B) which, if the Offer was consummated, could, in the Offeror's judgment, be expected to have a Material Adverse Effect on Falconbridge, the Offeror or Xstrata, materially and adversely affect

the value of the Common Shares to the Offeror, or the Offeror's ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction; or

(C) which, in the sole judgment of the Offeror, might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Common Shares under the Offer;

(f) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g) the Offeror shall have determined, in its sole judgment, that neither Falconbridge nor any of its affiliates or associates nor any other party has taken any action, or disclosed any previously undisclosed action taken by them, that might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Common Shares deposited under the Offer including, without limitation, (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Falconbridge or any of its affiliates or subsidiaries (other than any such sale, disposition or other dealing between Falconbridge and any affiliate or subsidiary of Falconbridge or in the ordinary course of business consistent with past practice), any issuance of securities (other than in connection with the exercise of Falconbridge Options or Falconbridge Convertible Debentures existing on the date hereof in accordance with their terms as publicly disclosed prior to the date hereof) or options or rights to purchase securities, the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practice), any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Falconbridge or any of its affiliates or subsidiaries, any reorganization of Falconbridge and its affiliates and subsidiaries or any other action or inaction that would have the effect of preventing the Offeror from obtaining a full tax cost "bump" pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of any affiliates or subsidiaries and other non-depreciable capital property directly owned by Falconbridge on May 16, 2006, the date immediately preceding the date of the public announcement of the Offeror's intention to make the Offer, or any take-over bid (other than the Offer and the Inco Bid on the terms and conditions of the Inco Bid as of the date hereof), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Falconbridge or any of its affiliates or subsidiaries or any capital expenditure by Falconbridge or any of its affiliates or subsidiaries not in the ordinary course of business and consistent with past practice, (ii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Falconbridge's or its affiliates' or subsidiaries' employees, consultants or directors, (iii) adopting, establishing or entering into, or amending or making grants or awards pursuant to, any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of Falconbridge or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular, (iv) except as may be required by law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Falconbridge or any of its affiliates or subsidiaries, or (v) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Falconbridge, or any agreement to engage in any of the foregoing;

(h) the Offeror shall have determined, in its sole judgment, that: (i) no material right, franchise or licence of Falconbridge or of any of its subsidiaries has been impaired (or threatened to be impaired) or adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offer, the taking up and paying for Common Shares deposited under the Offer or otherwise; (ii) no covenant, term or condition exists in any instrument or agreement to which Falconbridge or any of its subsidiaries is a party or to which any of them or any of their assets are subject that might make it inadvisable for the Offeror to proceed with the Offer or with taking-up and paying for Common Shares deposited under the Offer (including, without limitation, any default that may ensue as a result of the Offeror taking up or paying for Shares under the Offer); and (iii) there shall not have occurred,

developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, enquiry or other occurrence of any nature whatsoever which materially adversely affects, or may materially adversely affect, the financial, banking or capital markets generally;

(i) the Offeror shall not have become aware of any adverse claim, impairment, right, interest, limitation or other restriction of any kind whatsoever not specifically and publicly disclosed by Falconbridge prior to May 16, 2006, being the date immediately preceding the date of the public announcement of the Offeror's intention to make the Offer, in respect of any of the properties or assets, including any mineral rights or concessions, of Falconbridge or its affiliates or subsidiaries;

(j) the Offeror shall have determined, in its sole judgement, that there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally by way of press release and material change report or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, properties, condition (financial or otherwise), prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Falconbridge or any of its subsidiaries which, in the sole judgment of the Offeror, when considered either individually or in the aggregate, is expected to have a Material Adverse Effect on Falconbridge, or which, if the transactions contemplated by this Offer were consummated, would be expected to have a Material Adverse Effect on the Offeror or Xstrata;

(k) the Offeror shall not have become aware of any untrue statement of a material fact in any form, report, schedule, statement, material change report or other document required to be filed by or on behalf of Falconbridge with the Securities Authorities and all applicable stock exchanges and self-regulatory authorities (the "**Public Documents**"), or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made in the Public Documents which the Offeror shall have determined in its sole judgment constitutes a Material Adverse Effect on Falconbridge or which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would be reasonably expected to constitute a Material Adverse Effect on the Offeror or Xstrata; and

(l) Xstrata's shareholders shall have approved the acquisition of the Common Shares pursuant to the Offer, in accordance with the Listing Rules of the United Kingdom Financial Services Authority, and an increase in the authorized but unissued share capital of Xstrata and the renewal of the authorization of Xstrata's directors to allot relevant securities of Xstrata for the purposes of Section 80 of the UK Companies Act 1985. The Offer shall not be conditional on the passing of any other resolution or any special resolution that may be proposed at any extraordinary general meeting of Xstrata's shareholders.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to any such assertion or may be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other right which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the foregoing conditions shall be final and binding on all parties.

Xstrata intends to call an extraordinary general meeting of its shareholders, which is expected to be held by the end of June 2006, among other things, to approve the acquisition of the Common Shares pursuant to the Offer, in accordance with the Listing Rules of the United Kingdom Financial Services Authority, and to approve an increase in the authorized but unissued share capital of Xstrata and authorization to Xstrata's directors to allot relevant securities. The necessary Xstrata shareholder approval will be obtained if, in respect of each relevant resolution, a majority of the votes cast by Xstrata's ordinary shareholders at the extraordinary general meeting is voted in favour of the resolutions. Glencore International and CSSEL have irrevocably undertaken to

vote in aggregate 252,601,000 Xstrata ordinary shares in favour of these resolutions. In the aggregate, these undertakings are given in respect of approximately 35.8% of Xstrata's issued ordinary share capital (as it is expected to be on May 22, 2006).

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in the City of Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer, "Notices and Delivery" and will provide a copy of the aforementioned notice to the TSX and the NYSE. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificate(s) representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in it is possession to the parties by whom they were deposited.

5. Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless the Offer is withdrawn.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing) of such extension or variation to the Depositary at its principal office in the City of Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all Shareholders whose Common Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX and the NYSE. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in the City of Toronto.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition provided in Section 4 of the Offer), the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable laws and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in the City of Toronto, and will, at the expense of the Offeror, cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable laws. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX and the NYSE. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in the City of Toronto.

Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted

for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, "Withdrawal of Deposited Common Shares". An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer.

6. Take Up of and Payment for Deposited Common Shares

If all conditions referred to in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in the City of Toronto to that effect. Subject to applicable laws, the Offeror expressly reserves the right to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in the City of Toronto. The Offeror also expressly reserves the right to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable laws or governmental regulatory approval. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

All payments will be made in Canadian dollars, unless the Shareholder deposits Common Shares with the Depositary and elects to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal or Notice of Guaranteed Delivery. The amount payable in U.S. dollars will be determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque payable in Canadian funds (or, at the election of the Shareholder, the equivalent in U.S. dollars) by first-class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Falconbridge. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

7. Return of Deposited Common Shares

Any deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Falconbridge.

8. Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 8, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer),

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Common Shares are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Common Shares which are to be withdrawn; (c) must specify such person's name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Depositary, Xstrata, the Offeror or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror's other rights, Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 of the Circular, "Statutory Rights".

9. Adjustments; Liens

If, on or after the date of the Offer, Falconbridge should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares other than Regular Dividends. If, on or after the date of the Offer, Falconbridge should declare or pay any dividend (other than Regular Dividends) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Falconbridge in respect of Common Shares accepted for purchase pursuant to the Offer, then: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10. Notices and Delivery

Without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail,

postage prepaid, to the registered Shareholders at their addresses as shown on the share register maintained by or on behalf of Falconbridge and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX and the NYSE for dissemination through their respective facilities or it is published once in the National Edition of *The Globe and Mail* or *The National Post* and in *La Presse* and *The Wall Street Journal* or it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer and the Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares and will be furnished by the Offeror to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Falconbridge in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable regulatory requirements from the intermediary holding on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, "Notices and Delivery". Notwithstanding Section 6 of the Offer, "Take Up of and Payment for Deposited Common Shares", cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

12. Market Purchases

The Offeror does not currently intend, but reserves the right, to acquire, or cause an affiliate to acquire, additional beneficial ownership of Common Shares or securities convertible into Common Shares by making purchases through the facilities of the TSX, subject to applicable laws, at any time prior to the Expiry Time. In no event will the Offeror make any such purchases of Common Shares until the third business day following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSX during the course of the Offer shall not exceed 5% of the outstanding Common Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each

day on which such Common Shares or securities convertible into Common Shares have been purchased. If the Offeror purchases Common Shares through the facilities of the TSX while the Offer is outstanding, the Common Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, subject to applicable laws, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time.

13. Other Terms of the Offer

(a) The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(b) The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(c) No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No stockbroker, investment dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Dealer Managers for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or investment dealer, the Offer shall be made on behalf of the Offeror by brokers or investment dealers licensed under the laws of such jurisdiction.

(d) The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(e) The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(f) The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: May 18, 2006.

XSTRATA CANADA INC.

(signed) *Charles Rex Sartain*

CHARLES REX SARTAIN
Chief Executive Officer

CIRCULAR

The following information is supplied by the Offeror with respect to the accompanying Offer dated May 18, 2006 to purchase all of the issued and outstanding Falconbridge Common Shares, other than any Common Shares owned directly or indirectly by Xstrata. The terms and conditions of the Offer are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer or in the accompanying Glossary and not defined in this Circular have the same meanings herein as therein unless the context otherwise requires.

The information concerning Falconbridge, Inco and Teck Cominco contained in the Offer and this Circular, including information concerning the Inco Bid and the Inco Support Agreement, has been taken from or based upon publicly available documents and records on file with Canadian securities authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information or for any failure by Falconbridge, Inco or Teck Cominco to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror. Unless otherwise indicated, information concerning Falconbridge is given as of December 31, 2005.

1. The Offeror and Xstrata

The Offeror was incorporated under the laws of Ontario on February 6, 2006 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The registered office of the Offeror is located at 1 First Canadian Place, 44th Floor, Toronto, Ontario, Canada M5X 1B1. The Offeror is a wholly-owned indirect subsidiary of Xstrata.

Xstrata is a corporation incorporated under the laws of England and Wales. Since its initial public offering on the London Stock Exchange in March 2002, Xstrata has grown into a major global diversified mining group, listed on the London and Swiss stock exchanges. Xstrata's headquarters are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

Xstrata is a major producer of export thermal coal, ferrochrome, copper, coking coal, vanadium, zinc, gold, lead and silver. Xstrata's activities are structured into four international commodity businesses: Xstrata Alloys (ferrochrome and vanadium); Xstrata Coal (coking and thermal coal); Xstrata Copper; and Xstrata Zinc (zinc and lead).

Since its initial public offering on the London Stock Exchange in March 2002, Xstrata has grown through a series of acquisitions to diversify its portfolio in terms of both geography and the variety of commodities it produces. As a result, Xstrata's portfolio is evenly spread between production of bulk commodities and the production of terminal market metals. Xstrata's mining and metals operations now span five continents and nine countries: Australia, South Africa, Spain, Germany, Argentina, Peru, Colombia, Canada and the UK. Xstrata employs approximately 24,000 people globally, including contractors.

2. Falconbridge

Falconbridge is a leading international copper and nickel company with investments in fully integrated zinc and aluminum assets, with additional by-products and co-products including silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid. Falconbridge's primary focus is the identification and development of world-class copper and nickel mining deposits. Falconbridge is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, cobalt, lead, molybdenum, silver, gold and sulphuric acid, and also one of the world's largest recyclers and processors of metal-bearing materials. The principal markets for Falconbridge's products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. At December 31, 2005, Falconbridge had approximately 14,500 employees in 18 countries.

On June 30, 2005, Noranda and Old Falconbridge completed their merger transaction after shareholders of each company approved the amalgamation of the two companies. The amalgamated company operates under

the name Falconbridge Limited. The Common Shares are listed on the TSX under the symbol "FAL.LV" and the NYSE under the symbol "FAL".

The principal executive offices of Falconbridge are located at 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, telephone number: (416) 982-7069.

Share Capital of Falconbridge

The authorized capital of Falconbridge consists of an unlimited number of Common Shares, an unlimited number of preferred shares issuable in series, an unlimited number of junior preference shares issuable in series and an unlimited number of participating shares issuable in series.

Based on publicly available information, as of April 24, 2006, there were issued and outstanding: (i) 372,385,672 Common Shares; (ii) 3,246,057 Preferred Shares, Series F; (iii) 8,753,943 Preferred Shares, Series G; (iv) 6,000,000 Preferred Shares, Series H; (v) 89,835 Preferred Shares, Series 1; (vi) 4,787,283 Preferred Shares, Series 2; (vii) 3,122,882 Preferred Shares, Series 3; (viii) 11,999,899 Junior Preference Shares, Series 1; (ix) 11,999,899 Junior Preference Shares, Series 2; and (x) 5,999,903 Junior Preference Shares, Series 3.

As of March 31, 2006, there were options to acquire an aggregate of 6,371,000 Common Shares outstanding under Falconbridge's stock option plans.

In addition, Falconbridge has issued Cdn. $150,000,000 aggregate principal amount of Falconbridge Convertible Debentures due April 30, 2007 which are convertible by the holders thereof into Common Shares at a conversion price of Cdn. $27.55. As of March 31, 2006, the aggregate principal amount of Falconbridge Convertible Debentures remaining outstanding is convertible into approximately 4,334,000 Common Shares based on the conversion price of Cdn. $27.55 per Common Share.

Falconbridge announced on April 25, 2006 that it intended to redeem on April 26, 2006, 8,000,000 Junior Preference Shares, Series 1; 8,000,000 Junior Preference Shares, Series 2; and 4,000,000 Junior Preference Shares, Series 3. If such redemptions were completed, the number of Junior Preference Shares, Series 1 would be 3,999,899, the number of Junior Preference Shares, Series 2 would be 3,999,899 and the number of Junior Preference Shares, Series 3 would be 1,999,903.

Price Range and Trading Volume of Common Shares

There are two principal markets on which the Common Shares are traded, the TSX and the NYSE. On May 16, 2006, being the last trading day on the TSX and NYSE prior to the announcement of the Offeror's intention to make the Offer, the closing price for Common Shares was Cdn. $54.00 on the TSX and was U.S. $48.78 on the NYSE. The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE:

	Trading of Common Shares[1]					
	TSX			NYSE		
	High	Low	Volume	High	Low	Volume
	(Cdn. $)	(Cdn. $)	(#)	(U.S. $)	(U.S. $)	(#)
2004						
November	21.30	20.50	27,863,239	18.16	16.85	3,085,000
December	21.35	20.20	12,835,825	17.98	16.55	3,170,600

	Trading of Common Shares[1]					
	TSX			NYSE		
	High	Low	Volume	High	Low	Volume
	(Cdn. $)	(Cdn. $)	(#)	(U.S. $)	(U.S. $)	(#)
2005						
January	20.95	19.83	12,168,573	17.34	16.27	2,500,400
February	23.38	21.30	23,034,096	18.90	16.98	3,769,800
March	25.31	22.76	90,783,787	20.99	18.35	7,290,300
April	24.99	23.07	51,492,705	20.43	18.49	4,317,300
May	22.98	20.01	40,029,128	18.56	15.80	4,636,700
June	22.70	20.97	27,875,357	18.32	16.79	3,745,000
July	25.25	20.79	26,805,073	20.64	17.34	4,582,000
August	29.25	25.65	49,178,058	24.27	20.90	5,726,100
September	31.46	27.80	27,558,925	26.73	23.52	3,762,400
October	34.59	29.99	76,314,440	29.37	25.39	8,635,600
November	35.78	33.18	56,304,305	30.79	27.35	3,892,100
December	35.90	33.89	21,213,214	31.15	25.85	2,803,600
2006						
January	38.49	34.11	47,411,567	33.57	29.33	2,393,400
February	38.40	35.35	47,070,243	33.58	30.53	5,239,500
March	41.09	36.95	44,860,061	35.54	31.85	3,798,400
April	45.06	41.25	34,870,140	39.96	35.21	3,809,900
May (1-16)	54.00	44.54	56,222,153	48.78	40.28	4,469,400

(1) Information presented prior to June 30, 2005 reflects trading information for the common shares of Noranda.

3. Background to the Offer

In April 2004, in response to solicitations by Brookfield Asset Management Inc., formerly Brascan Corporation ("**Brookfield**"), and its affiliates for expressions of interest for the purchase of Noranda, Xstrata entered into discussions with Brookfield. At that time, Brookfield was then the owner of approximately 41% of the common shares of Noranda, and Noranda, in turn, was a 59% shareholder of Old Falconbridge.

On April 27, 2004, Xstrata and Xstrata (Schweiz) AG ("**Xstrata Schweiz**"), an affiliate of Xstrata, each entered into separate confidentiality agreements with Noranda and Old Falconbridge (the "**Confidentiality Agreements**") pursuant to which Noranda and Old Falconbridge agreed to provide confidential information in connection with Xstrata's consideration of a possible transaction to acquire all or substantially all of the shares of Noranda. After signing the confidentiality agreements, Xstrata, together with its legal and financial advisors, was granted access to a data room established by Noranda and other information.

On June 16, 2004, Noranda publicly announced that it had commenced a review of various means of maximizing shareholder value and that a special committee of the Board of Directors of Noranda had been established to oversee a review of the expressions of interest that had been received.

On September 24, 2004, Noranda announced that it had entered into exclusive negotiations with China Minmetals Corporation regarding a preliminary non-binding proposal from China Minmetals Corporation to acquire 100% of Noranda.

On March 9, 2005, Noranda and Old Falconbridge announced that they had entered into a support agreement with respect to an offer by Noranda for the Old Falconbridge common shares Noranda did not then own and Noranda announced an issuer bid. The Noranda offer was made by way of take-over bid on March 24, 2005 and following take up by Noranda of a majority of the Old Falconbridge common shares and subsequent special shareholder meetings approving the transaction, Noranda and Old Falconbridge amalgamated on June 30, 2005 to form Falconbridge.

In the summer of 2005, Xstrata retained JPMorgan Cazenove Limited and Deutsche Bank Securities Inc. to assist in the assessment of Falconbridge. These firms continue to provide advisory services in connection with ongoing assessments with respect to Falconbridge.

In early August of 2005, Xstrata and Brookfield began to discuss the possible purchase by Xstrata of Common Shares beneficially owned by Brookfield. On August 11, 2005, Xstrata and Brookfield began final negotiations to settle a definitive share purchase agreement for the purchase by Xstrata of 73,115,756 Common Shares.

On August 14, 2005, Xstrata and its wholly-owned indirect subsidiary 1184760 Alberta Ltd. ("**Xstrata Alberta**"), and Brookfield and its wholly-owned subsidiaries Brascade Corporation ("**Brookfield Subco**") and 6287042 Canada Limited (the "**Vendor**") entered into and closed a share purchase agreement (the "**Brookfield Purchase Agreement**") pursuant to which Xstrata Alberta purchased and the Vendor sold 73,115,756 Common Shares (the "**Purchased Shares**") owned by the Vendor for Cdn. $28.00 per share, for an aggregate purchase price of Cdn. $2,047,241,168. Brookfield and Xstrata announced the sale of the Purchased Shares on August 15, 2005.

On September 1, 2005, Xstrata Alberta acquired an additional 367,415 outstanding Common Shares for Cdn. $10,287,620 in cash pursuant to a share purchase agreement with Lansdowne UK Equity Fund Limited dated August 26, 2005. An additional 2,585 outstanding Common Shares were purchased under the share purchase agreement for an aggregate purchase price of Cdn. $72,380 in cash on September 8, 2005, and on September 19, 2005, Xstrata Alberta acquired an additional 180,240 Common Shares for Cdn. $5,046,720 in cash pursuant to a second share purchase agreement with Lansdowne UK Equity Fund Limited dated September 2, 2005. Each of these acquisitions was completed with the publicly disclosed objective of being able to use equity accounting for its indirect investment in Falconbridge. This was unsuccessful due to subsequent share issuances by Falconbridge which never enabled Xstrata to increase its indirect holdings to 20%.

Following the announcement of Xstrata's acquisition of the Purchased Shares, senior executives of Xstrata requested a meeting with senior executives of Falconbridge. On August 24, 2005, Mick Davis, Xstrata's Chief Executive, met in Toronto with Derek Pannell, Falconbridge's Chief Executive Officer, and other Falconbridge executives to discuss Xstrata's purpose in making its investment in Falconbridge. Mr. Pannell asked whether Xstrata intended to make an offer for all of Falconbridge's Common Shares and Mr. Davis advised him that Xstrata had not made any decision about whether to increase its investment in Falconbridge or to pursue its other investment opportunities. Mr. Davis told Mr. Pannell that Xstrata would like the Falconbridge Board of Directors to agree to appoint two nominees of Xstrata to the board when vacancies next occurred. Mr. Pannell advised Mr. Davis that he would consider the request and the issues it raised. On several occasions since, senior executives of Xstrata and Falconbridge exchanged correspondence regarding Xstrata's request further, but did not agree to the terms required by Falconbridge to proceed with Falconbridge board representation for Xstrata.

On August 25, 2005, Mr. Davis had a breakfast meeting with Bruce Flatt, Brookfield's Chief Executive Officer and then a director of Falconbridge, and Jack Cockwell, Brookfield's Chairman and also then a director of Falconbridge. At the meeting Xstrata's right to request Brookfield to vote its preferred shares in Falconbridge to appoint a nominee of Xstrata to the Falconbridge Board of Directors was discussed.

Also, on August 25, 2005, Mr. Davis met with the Falconbridge Board of Directors, excluding the nominees of Brookfield. At this meeting Mr. Davis made a presentation introducing Xstrata to the directors and explaining the purpose of Xstrata's acquisition of an ownership interest in Falconbridge.

On September 22, 2005, Falconbridge announced that it had adopted, effective immediately and without shareholder approval, the First Shareholder Rights Plan, including provisions that would have triggered the dilution effects of the First Shareholder Rights Plan if any person acquired 20% or more of the outstanding Common Shares except in certain exempt transactions. No representatives of Xstrata were contacted by any Falconbridge representative to discuss the proposed rights plan or to discuss Xstrata's intentions, if any, to increase its investment in Falconbridge. The First Shareholder Rights Plan also required by its terms that a majority of Falconbridge's shareholders ratify the First Shareholder Rights Plan by March 22, 2006, which ratification was neither sought nor obtained. As a result, the Offeror believes that the First Shareholder Rights Plan terminated in accordance with its terms on that date. See "Replacement Shareholder Rights Plan".

On October 11, 2005, without any prior discussion with Xstrata, Inco and Falconbridge publicly announced that they had entered into the Inco Support Agreement on October 10, 2005 with respect to a proposed acquisition of all Common Shares by Inco on the basis of Cdn. $34.00 in cash per Common Share or 0.6713 of an Inco share per Common Share and Cdn. $0.05 in cash, in each case at the election of the Shareholders, subject to a maximum cash consideration available under the Inco Bid of Cdn. $2,872,648,913 and subject to a maximum of 200,702,404 Inco shares issuable under the offer, such that if all Shareholders tendered for cash, under the Inco offer each Shareholder would be entitled to receive Cdn. $7.50 in cash and 0.524 of an Inco share.

On October 14, 2005, Falconbridge announced that George Myhal, Robert Harding, Jack Cockwell and Bruce Flatt, each having connections to Brookfield, had resigned from the Falconbridge Board of Directors.

On October 19, 2005, senior executives of Xstrata met with senior executives of Brookfield to discuss the Inco offer for Falconbridge. Xstrata's representatives advised Brookfield that Xstrata had made no decision whether to seek to increase its investment in Falconbridge or to deploy its resources in other opportunities. The rights and obligations of the parties under the Brookfield Purchase Agreement were discussed. The representatives of Brookfield asked, in view of the recent resignation of four persons connected to Brookfield from the Falconbridge Board of Directors, whether Xstrata would seek to exercise its right to have Brookfield vote its junior preferred shares of Falconbridge in favour of a nominee of Xstrata at the next Falconbridge shareholders meeting. The Xstrata representatives agreed to consider that issue in light of the requirement in the terms of the junior preferred shares that they be redeemed if a change of control of Falconbridge occurred, such as would occur if the Inco offer was successful. On October 20, 2005, Xstrata notified Brookfield that it would not exercise any of its rights under the Brookfield Purchase Agreement to require Brookfield to vote junior preference shares in favour of appointing a nominee of Xstrata to the Falconbridge Board of Directors or in any manner described above.

On October 21, 2005, Xstrata received a letter from Falconbridge requesting that Xstrata return any confidential information provided to Xstrata pursuant to the Confidentiality Agreements. On October 26, 2005, Xstrata responded to Falconbridge's letter noting that Falconbridge had made extensive public disclosures since information had been provided to Xstrata, including in the amalgamation circular relating to the amalgamation of Noranda and Old Falconbridge. In light of these disclosures, Xstrata requested in its letter that Falconbridge identify what information that was provided to Xstrata in the data room in the summer of 2004 was still information that was confidential and protected by the terms of the Confidentiality Agreements. On November 10, 2005, Falconbridge reiterated its request, and Xstrata subsequently requested of Falconbridge particulars of which parts of that information remain confidential. While Xstrata carried out a limited due diligence exercise in respect of Noranda and Old Falconbridge assets in the first half of 2004, it has not had any due diligence access to Noranda or Old Falconbridge since then nor has it had any due diligence access to Falconbridge since its creation through the amalgamation of Noranda and Old Falconbridge on June 30, 2005, including at the time of Xstrata Alberta's acquisitions of Common Shares in August and September 2005. Xstrata believes it does not currently have access to any material non-public financial or other information in respect of Falconbridge.

In November 2005, to assist in its evaluation process, the Offeror, having utilized JPMorgan Cazenove Limited and Deutsche Bank Securities Inc. for general advisory services up to this point, retained JPMorgan Cazenove Limited, Deutsche Bank Securities Inc. and TD Securities Inc. as financial advisors relating to a possible acquisition of Falconbridge.

On November 18, 2005, Inco and Falconbridge announced they received a request for additional information, commonly referred to as a second request, from the Antitrust Division of the U.S. Department of Justice in connection with the Inco Bid. Inco has since announced the following extensions of the expiry date of the Inco Bid to allow more time for the receipt of all necessary regulatory clearances:

Announcement Dates	Revised Expiry Dates
December 8, 2005	January 27, 2006
January 12, 2006	February 28, 2006
February 21, 2006	June 30, 2006

Inco also announced on January 12, 2006 and February 21, 2006 that the Inco Support Agreement had been amended to reflect Inco's agreement with Falconbridge to extend the expiry date of the Inco Bid in order to obtain all necessary regulatory clearances. Inco is currently committed to Falconbridge to extend the expiry date of the Inco Bid to August 9, 2006 to obtain all necessary regulatory clearances.

On February 24, 2006, Inco announced that the European Commission (the "EC") had confirmed that it would proceed to a second phase review of Inco's proposed acquisition of Falconbridge. This phase could involve the continuation of the EC's review of the transaction until July 12, 2006. On May 8, 2006, Falconbridge also announced that the EC would be issuing its statement of objections shortly.

On March 21, 2006, Falconbridge announced that it had adopted, effective immediately, without TSX approval and, again, without shareholder approval, the Replacement Shareholder Rights Plan and that the Inco Support Agreement had been amended in connection with the Replacement Shareholder Rights Plan. See Section 4 of the Circular, "Replacement Shareholder Rights Plan". The Replacement Shareholder Rights Plan and the First Shareholder Rights Plan are substantially similar, with the principal exception that the Replacement Shareholder Rights Plan does not impose a minimum deposit period.

On April 10, 2006, Falconbridge announced that the TSX has determined to defer its consideration of the acceptance for filing of the Replacement Shareholder Rights Plan.

On May 8, 2006, Teck Cominco Limited ("**Teck Cominco**") announced its intention to make an offer of Cdn. $78.50 for each share of Inco in cash or Teck Cominco Class B shares. Assuming full proration of the cash and share consideration, the consideration under Teck Cominco's offer would be Cdn. $28.00 in cash and 0.6293 of a Teck Cominco Class B share for each Inco share tendered under the terms of Teck Cominco's offer. It is a condition of the Teck Cominco offer that the Inco Bid shall have been withdrawn or terminated without any Falconbridge Common Shares having been purchased by Inco pursuant to such bid, and that the Inco Support Agreement shall have been terminated in accordance with its terms.

On May 13, 2006, Inco and Falconbridge announced that the Inco Support Agreement had been amended and Inco had agreed to increase the cash component of the Inco Bid by Cdn. $5.00 per Falconbridge Common Share. In accordance with the terms of the revised Inco Support Agreement, Inco will offer Cdn. $51.17 in cash or 0.6927 of an Inco share plus Cdn. $0.05 in cash for each Falconbridge Common Share and the maximum amount of cash to be paid by Inco would be approximately Cdn. $4.8 billion and the maximum number of Inco shares to be issued would be 201 million. Full proration of these maximum amounts would result in aggregate consideration of Cdn. $12.50 in cash and 0.524 of an Inco share for each Falconbridge Common Share tendered under the terms of the revised Inco Bid. The Inco Support Agreement was also amended to increase from U.S.$320 million to U.S.$450 million the fee payable by Falconbridge to Inco in the event Falconbridge terminates the Inco Support Agreement and in certain other circumstances.

Xstrata announced its intention to make the Offer prior to the opening of the markets in London, Toronto and New York on May 17, 2006 and an advertisement containing a brief summary of the Offer was published in *The Globe and Mail*, *The National Post*, *La Presse* and *The Wall Street Journal* on May 18, 2006.

4. Replacement Shareholder Rights Plan

On March 21, 2006, Falconbridge entered into an agreement with CIBC Mellon Trust Company providing for the adoption by Falconbridge of the Replacement Shareholder Rights Plan. Set out below is a description of the Replacement Shareholder Rights Plan based on public documents filed by Falconbridge with Canadian securities regulatory authorities.

Under the Replacement Shareholder Rights Plan, Falconbridge issued one SRP Right for each Common Share then outstanding and authorized the issue of SRP Rights in respect of any Common Shares issued thereafter. The SRP Rights are attached to the Common Shares and are not exercisable until the time (the "**Separation Time**"), which is defined in the Replacement Shareholder Rights Plan to mean the close of business on the tenth business day after the earlier of (i) the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Replacement Shareholder Rights Plan) of 20% or more of the Common Shares, (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid to acquire 20% or more of the Common Shares, other than as a result

of a Permitted Bid (as defined in the Replacement Shareholder Rights Plan and as described below), and (iii) the date upon which a Permitted Bid (as defined therein and described below) ceases to be such. The directors of Falconbridge have the discretion to delay the Separation Time in the case of (ii) and (iii) above.

The Replacement Shareholder Rights Plan does not apply to certain types of transactions, including "Permitted Bids". A "Permitted Bid" is a bid that, among other things, is a take-over bid made to all Shareholders for all the Common Shares that provides that no Common Shares may be taken up unless more than 50% of the Common Shares held by Independent Shareholders (as defined in the Replacement Shareholder Rights Plan) have been deposited and not withdrawn.

From and after the Separation Time, each SRP Right entitles a holder thereof to purchase one Common Share for a price (the "**Exercise Price**") equal to four times the market price (as defined in the Replacement Shareholder Rights Plan) per Common Share (subject to adjustment in certain circumstances). Pursuant to the Replacement Shareholder Rights Plan, if any person (an "**Acquiring Person**") acquires Beneficial Ownership of 20% or more of the Common Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid) (a "**Flip-in Event**"), then after the close of business on the 10th business day after the first date of public announcement by Falconbridge or an Acquiring Person that an Acquiring Person has become such, each SRP Right thereafter constitutes, effective from and after the Separation Time, the right to purchase from Falconbridge, upon payment of the Exercise Price, that number of Common Shares having an aggregate market price (as defined in the Replacement Shareholder Rights Plan) equal to twice the Exercise Price (thereby effectively giving Shareholders the right to purchase Falconbridge Common Shares at a 50% discount). However, SRP Rights beneficially owned by an Acquiring Person and persons acting jointly or in concert with an Acquiring Person are void. The result would be to significantly dilute the shareholdings of any such acquiror.

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the SRP Rights ("**Rights Certificates**"), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. The SRP Rights will trade separately from the Common Shares after the Separation Time.

Under the Replacement Shareholder Rights Plan, the Falconbridge Board of Directors has the discretion prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid, made by means of a take-over bid circular sent to all holders of Common Shares, to waive the application of the plan to such Flip-in Event, provided that such waiver shall automatically constitute a waiver of the application of the plan to any other Flip-in Event made by means of a take-over bid circular to all holders of Common Shares prior to the expiry of any take-over bid for which the plan was waived or deemed to have been waived. The Falconbridge Board of Directors also has the right, without the prior consent of the holders of Common Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of $0.00001 per SRP Right, subject to certain adjustments. If a person acquires Common Shares pursuant to a Permitted Bid or pursuant to a transaction for which the Falconbridge Board of Directors has waived the application of the Replacement Shareholder Rights Plan, then the Falconbridge Board of Directors shall immediately upon the consummation of such acquisition be deemed to have elected to redeem the SRP Rights at the redemption price.

Falconbridge has agreed in the Inco Support Agreement that, unless required by the terms of the Replacement Shareholder Rights Plan or a final and non-appealable order of a court having jurisdiction or an order of the OSC, Falconbridge shall not redeem the SRP Rights or otherwise waive, amend, suspend the operation of or terminate the Replacement Shareholder Rights Plan without the prior written consent of Inco.

The Offeror believes that the Inco Bid is a Permitted Bid.

It is a condition of the Offer that the Offeror shall have determined in its sole judgment that, on terms satisfactory to the Offeror: (a) the Replacement Shareholder Rights Plan does not provide rights to the shareholders of Falconbridge to purchase any securities of Falconbridge as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, and does not and will not adversely affect the

Offer, the Offeror or Xstrata, either before or on consummation of the Offer, or the acquisition by the Offeror of any Common Shares under the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; (b) the Board of Directors of Falconbridge shall have redeemed all outstanding SRP Rights or waived the application of the Replacement Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; (c) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights; (d) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; or (e) the SRP Rights and the Replacement Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 4 of the Offer, "Conditions of the Offer".

5. Reasons to Accept the Offer

Shareholders should consider the following factors in making their decision to accept the Offer:

- The Offer represents a premium of 12.3% over the value of the revised Inco Bid, based upon the May 5, 2006 closing price on the TSX of Inco shares, the last trading day prior to the announcement of the proposed offer by Teck Cominco to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer.
- The Offer also represents a premium of 11.2% over the closing price of Cdn. $47.23 per Falconbridge Common Share on the TSX on May 5, 2006.
- The consideration under the Offer is all cash, providing Shareholders with certainty of value and liquidity.
- The Offeror is confident that its acquisition of Common Shares pursuant to the Offer will receive the necessary approval under the Investment Canada Act in due course.
- The Offeror is confident the Offer will not encounter substantive competition/antitrust issues in Canada, the United States or Europe, and so will receive promptly the necessary competition/antitrust clearances.
- The Offeror expects the necessary Xstrata shareholder approval to be granted at Xstrata's extraordinary general meeting expected to be held by the end of June 2006 as certain shareholders of Xstrata have irrevocably undertaken to vote approximately 35.8% of Xstrata's issued ordinary share capital (as it is expected to be on May 22, 2006) in favour of the resolution relating to the approval of the acquisition of the Common Shares pursuant to the Offer and the other resolutions on which the Offer is conditional. The necessary Xstrata shareholder approval will be obtained if, in respect of each relevant resolution, a majority of the votes cast by Xstrata's ordinary shareholders at the extraordinary general meeting is voted in favour of the resolution.

6. Purpose of the Offer and Plans for Falconbridge

The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all the Common Shares not already owned by the Offeror and its affiliates. If the Offeror takes up and pays for a sufficient number of Common Shares validly deposited under the Offer, the Offeror intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction if available, to acquire all the outstanding Common Shares not deposited under the offer. See Section 11 below, "Acquisition of Common Shares not Deposited". If permitted by applicable laws, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Common Shares from the TSX and the NYSE. For so long as Falconbridge has public debt, preferred shares, junior preference shares and options outstanding, there may be limitations on its ability to cease to be a reporting issuer and to cease to have public reporting obligations.

If the Offeror proposes a Compulsory Acquisition or a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could

include, to the extent permitted by applicable laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired pursuant to the Offer.

Upon completion of the Offer, the Offeror intends to conduct a detailed review of Falconbridge and its subsidiaries, including an evaluation of their respective business plans, assets, operations and organizational and capital structure. Promptly upon the initial take up and payment by the Offeror of such number of Common Shares representing at least a majority of the outstanding Common Shares, the Offeror will be entitled to requisition a meeting of the Shareholders at which the Offeror may remove the current members of the Falconbridge Board of Directors and elect directors nominated by the Offeror.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction are successful:

- The Offeror will own all of the equity interests in Falconbridge and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;
- Current holders of Common Shares (other than the Offeror) will no longer have any interest in Falconbridge or Falconbridge's assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;
- The Offeror will have the right to elect all directors to the Board of Directors of Falconbridge;
- Subject to any obligations with respect to Falconbridge's outstanding public debt, preferred shares, junior preference shares and options which remain outstanding, Falconbridge will no longer be a public company and Falconbridge will no longer file periodic reports (including financial information) with any securities regulatory authorities; and
- The Common Shares will no longer trade on the TSX or NYSE. See Section 16 "Information Concerning Securities of Falconbridge — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer" below.

7. Source of Funds

The Offeror estimates that, if it acquires all of the Common Shares, the total amount of cash required for the purchase of the Common Shares will be approximately Cdn. $16.1 billion. Xstrata has agreed to fund or arrange for the funding of the Offer in an amount sufficient to satisfy such cash requirement by way of equity investment in the Offeror and/or loans to the Offeror.

Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of U.S. $19.0 billion, which is currently undrawn. The committed financing consists of:

(a) an underwriting letter (the "**Acquisition Facilities Underwriting Letter**") pursuant to which the four underwriters thereunder have each underwritten severally 25% of the following facilities agreements:

   (i) the acquisition facilities agreement (the "**Acquisition Facilities Agreement**") between Xstrata Schweiz, the Offeror, Xstrata, a syndicate of banks and others for an aggregate of U.S. $8.5 billion; and

   (ii) the debt bridge facility agreement (the "**Debt Bridge Facility Agreement**") between Xstrata Schweiz, Xstrata, certain subsidiaries of Xstrata and a syndicate of banks for U.S. $3.5 billion; and

(b) a committed equity bridge facility agreement (the "**Equity Bridge Facility Agreement**") between Xstrata Schweiz, Xstrata and a syndicate of banks for U.S. $7.0 billion.

The Acquisition Facilities Agreement provides Xstrata Schweiz with a 36-month term loan facility for U.S. $3.0 billion, a 60-month and one day term loan facility for U.S. $1.0 billion, a 60-month revolving term loan facility for U.S. $3.0 billion and a 364-day term loan (with a one year extension at Xstrata's option) for U.S. $1.5 billion. The Debt Bridge Facility Agreement provides Xstrata Schweiz with a six month debt bridge facility (with a 364 day extension at Xstrata's option) for U.S. $3.5 billion. The Equity Bridge Facility Agreement provides Xstrata Schweiz with a term loan facility for U.S. $7.0 billion due on the earlier of (i) six months after initial utilization; and (ii) May 15, 2007. The funding commitments under the Acquisition Facilities Agreement,

the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement (collectively the "**Committed Financing Agreements**") are subject to conditions usual in commercial lending transactions of this kind. These conditions substantially reflect the conditions of the Offer. The Offeror and Xstrata reasonably believe that the possibility is remote that the conditions to the funding of the Offer that are in addition to the conditions in the Offer will not be satisfied. The funding facilities under the Committed Financing Agreements bear interest and are subject to fees at levels customary for credit facilities of this kind. Pursuant to the Committed Financing Agreements Xstrata has agreed not to waive, amend, extend, revise, withdraw, agree or treat as satisfied or decide not to enforce, in whole or in part, certain conditions of the Offer, without the prior consent of the lenders.

Xstrata plans to repay or cause to be repaid drawings to be made under the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement over time with free cashflow and longer term debt financing and under the Equity Bridge Facility Agreement with up to U.S. $7.0 billion of proceeds from one or more underwritten equity offerings by Xstrata (or subsidiaries of Xstrata) to be completed in the future at a time or times to be determined pursuant to a standby equity underwriting letter entered into between Xstrata and two underwriters on May 17, 2006.

Xstrata reserves the right to fund or arrange for funding of the Offeror's purchase of the Common Shares under the Offer from any combination of the above discussed sources.

The Offeror believes that the financial condition of each of Xstrata and the Offeror is not material to a decision by a Shareholder whether to deposit Common Shares under the Offer because (i) cash is the only consideration that will be paid to Shareholders in connection with the Offer, (ii) the Offeror is offering to purchase all of the outstanding Common Shares in the Offer, (iii) the Offer is not subject to obtaining any financing or to any financing contingencies and (iv) with the availability under the Committed Financing Agreements, Xstrata will have sufficient funds to fund or arrange for funding of the Offeror with the total amount required to purchase the Common Shares under the Offer.

8. Ownership of and Trading in Securities of Falconbridge

Xstrata Alberta, an affiliate of the Offeror and Xstrata, currently owns 73,665,996 Common Shares, representing approximately 19.8% of the outstanding Common Shares as of April 24, 2006 and approximately 19.5% of the Common Shares on a fully-diluted basis (based on the weighted average for the three months ended March 31, 2006). No other securities are beneficially owned, directly or indirectly, nor is control or direction exercised over any other securities of Falconbridge, by the Offeror or its directors or senior officers. To the knowledge of the Offeror, after reasonable enquiry, no other securities of Falconbridge are owned, directly or indirectly, nor is control or direction exercised over any other securities of Falconbridge by any associate of a director or senior officer of the Offeror, any person or company holding more than 10% of any class of equity securities of the Offeror, or any person or company acting jointly or in concert with the Offeror.

On August 14, 2005, Xstrata Alberta purchased 73,115,756 Common Shares from Brookfield and its wholly-owned subsidiaries, Brookfield Subco and Vendor, for Cdn. $28.00 per share, for an aggregate purchase price of Cdn. $2,047,241,168. On September 1, 2005, Xstrata Alberta acquired from Lansdowne UK Equity Fund Limited an additional 367,415 outstanding Common Shares for Cdn. $10,287,620 in cash pursuant to a share purchase agreement dated August 26, 2005. Xstrata Alberta purchased an additional 2,585 outstanding Common Shares under the share purchase agreement for an aggregate purchase price of Cdn. $72,380 in cash on September 8, 2005. On September 19, 2005, Xstrata Alberta acquired an additional 180,240 Common Shares for Cdn. $5,046,720 in cash pursuant to a second share purchase agreement dated September 2, 2005. Other than these purchases, to the knowledge of the Offeror, after reasonable enquiry, none of the persons or companies referred to in the preceding paragraph has traded any securities of Falconbridge during the six-month period preceding the date of the Offer. See Section 3 "Background to the Offer" above.

The Brookfield Purchase Agreement also provides that if either of Brookfield, Brookfield Subco or the Vendor (referred to in this paragraph as the "**Offering Shareholder**") desires to sell any of the junior preference shares beneficially owned by it (referred to in this paragraph as the "**Offered Shares**"), the Offering Shareholder must provide the Offeror with the right of first offer in respect of those shares, by providing the Offeror with a notice that indicates the number of Offered Shares and the price at which the Offering Shareholder wishes to sell the Offered Shares. In order to purchase the Offered Shares, the Offeror must, within 48 hours of receipt of the notice, provide a written response indicating that it will purchase all of the Offered Shares at the offer price. If the Offeror fails to provide a response within 48 hours of receipt of the notice, then the Offering Shareholder will be deemed to have waived its rights to purchase any of the Offered Shares. If the response does not provide for the purchase of all of the Offered Shares at the offer price, then the Offering Shareholder may, within 60 days following the expiration of the notice period, enter into an agreement for the sale to any other person(s) of all the Offered Shares at a price not less than the offer price (and otherwise on the same terms as provided in the notice).

9. Commitments to Acquire Securities of Falconbridge

None of the Offeror or any director or senior officer of the Offeror, or, to the knowledge of the Offeror, after reasonable enquiry, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of the Offeror, or any person or company acting jointly or in concert with the Offeror, has entered into any commitments to acquire any equity securities of Falconbridge, except for the Common Shares pursuant to the Offer.

10. Material Changes in Affairs of Falconbridge

The Offeror has no information which indicates any material change in the affairs of Falconbridge since the date of the last published financial statements of Falconbridge, other than the making of this Offer and such other material changes as have been publicly disclosed by Falconbridge. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

11. Acquisition of Common Shares not Deposited

It is the Offeror's current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed.

Compulsory Acquisition

Section 188 of the OBCA permits an offeror to acquire the securities not tendered to a take-over bid for securities of a particular class of securities of a corporation if, within 120 days after the date of the take-over bid, it is accepted by the holders of not less than 90% of the securities to which the take-over bid relates, other than securities held at the date of the take-over bid by or on behalf of the offeror or its affiliates or associates (as such terms are defined in the OBCA).

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the issued and outstanding Common Shares, other than Common Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the OBCA), and the Offeror acquires such deposited Common Shares, the Offeror may acquire the remainder of the Common Shares on the same terms as such Common Shares were acquired under the Offer, pursuant to the provisions of Section 188 of the OBCA (a "**Compulsory Acquisition**"). In determining whether or not 90% of the outstanding Common Shares have been acquired under the Offer, any Common Shares acquired by the Offeror during the course of the Offer are included in the number of outstanding Common Shares but excluded from the number of Common Shares acquired under the Offer. If a Compulsory Acquisition cannot be effected, the Offeror currently intends to acquire Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, as discussed below under "Subsequent Acquisition Transaction".

To exercise such statutory right, the Offeror must give notice (the "**Offeror's Notice**") to each holder of Common Shares who did not accept the Offer (and to each person who subsequently acquires any such Common Shares) (in each case, a "**Dissenting Offeree**") of such proposed acquisition on or before the earlier of the 60th day following the Expiry Time and the 180th day following the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to Falconbridge the consideration the Offeror would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 188 of the OBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificate(s) representing the Common Shares held by such Dissenting Offeree to Falconbridge, and may elect either to transfer such Common Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Common Shares held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such Common Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Common Shares of the Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to Falconbridge referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Common Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Common Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition and is qualified in its entirety by the provisions of Section 188 of the OBCA. **Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree's rights thereunder may be lost or altered. In the event the Offeror acquires Common Shares not tendered to the Offer pursuant to Section 188 of the OBCA, Shareholders should review Section 188 of the OBCA for the full text of the relevant statutory provisions and Shareholders who wish to be better informed about those provisions of the OBCA should consult their legal advisors.**

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the foregoing statutory right of Compulsory Acquisition is not available or not exercised, the Offeror reserves the right (and currently intends to do so in the appropriate circumstances if the Offeror considers it necessary or desirable) to use all reasonable efforts to complete an amalgamation, plan of arrangement, capital reorganization, share consolidation or other transaction involving Falconbridge and the Offeror and/or one or more affiliates of the Offeror (a "**Subsequent Acquisition Transaction**") for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired by the Offeror pursuant to the Offer (or already owned directly or indirectly by Xstrata). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer.

Rule 61-501 and Regulation Q-27 may respectively deem a Subsequent Acquisition Transaction to be a "business combination" or "going private transaction" if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder and a "related party" of Falconbridge, directly or indirectly, acquiring Falconbridge or combining with Falconbridge through an amalgamation, arrangement or otherwise. Following completion of the Offer, the Offeror would be a "related party" of Falconbridge for purposes of Rule 61-501 and Regulation Q-27. Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to Rule 61-501 and Regulation Q-27 exempting Falconbridge and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of Rule 61-501 and Regulation Q-27.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the OBCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. Rule 61-501

and Regulation Q-27 would also require that, in addition to any other required securityholder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders of each class of affected securities must be obtained. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any business combination or going private transaction, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, related parties of the Offeror or any person or company acting jointly or in concert with the Offeror in connection with the Offer or any subsequent business combination or going private transaction. Rule 61-501 and Regulation Q-27 also provide that the Offeror may treat Common Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer and the Shareholder that tendered the Common Shares was not (a) acting jointly or in concert with the Offeror in respect of the Offer, (b) a direct or indirect party to any connected transaction to the Offer or (c) entitled to receive, directly or indirectly, in connection with the Offer consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada or a collateral benefit. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer and the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by Rule 61-501 and Regulation Q-27, to be counted as part of any minority approval required in connection with any such transaction. To the knowledge of the Offeror, after reasonable inquiry, only the votes attached to the 73,665,996 Common Shares held by Xstrata Alberta would be required to be excluded in determining whether minority approval for a Subsequent Acquisition Transaction had been obtained for the purposes of Rule 61-501 and Regulation Q-27.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Common Shares, would necessarily be subject to a number of considerations, including the number of common shares acquired pursuant to the Offer.

If the Offeror is unable or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Falconbridge, or taking no action to acquire additional Common Shares. Subject to applicable laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or may even sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 17 "Certain Canadian Federal Income Tax Considerations" and Section 18 "Certain United States Federal Income Tax Considerations" below.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations or going private transactions. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations or going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

12. Benefits from the Offer

Based on publicly available information disclosed by Falconbridge, on September 14, 2005, Falconbridge entered into employee retention agreements with a number of employees including the following executives: Derek Pannell, Aaron Regent, Steve Douglas, Martin Schady, William Brooks, Claude Ferron, Joseph Laezza, Fernando Emilio Porcile, Robert Sippel, Brian Barr, Ian Pearce, Katherine Rethy, Paul Severin, Jeffery Snow, Michael Agnew, Michael Boone, Denis Couture, Dominique Dionne, John Doyle, Michael Frilegh, André Joron, Edward Laks, Robert Telewiak and Stephen Young.

The agreements with each of Messrs. Pannell, Regent, Douglas and Schady provide that in the event that the executive is terminated without just cause (which term includes the failure by Falconbridge to obtain the assumption of the agreement by a purchaser upon a change of control) or in the event such executive resigns as a result of being constructively dismissed, a payment will be made equal to three times the aggregate of such executive's annual base salary and 100% of such executive's individual target bonus (60% of such executive's annual base salary for the year in which termination of employment actually occurs) and payment of a pro-rated bonus for the year in which the termination occurs. As well, the agreements require Falconbridge to continue benefits, to the extent it may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of 36 months. Where this is not possible, Falconbridge will reimburse the senior officer for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of Cdn. $20,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment. The agreements also provide that in the event of a change of control any unvested entitlements to Common Shares under the Falconbridge limited share purchase plan and credit in the Falconbridge management deferred share unit plan held by those executives will vest immediately and any unvested stock options vest immediately and remain exercisable for 36 months. In addition, the above-named executives are entitled to retention bonuses in the aggregate amount of approximately Cdn. $4 million payable on August 15, 2006, except that such bonuses become payable immediately in the event of a change of control.

The agreements with the balance of the executives provide for various guaranteed severance arrangements, retention bonuses, accelerated option vesting and/or enhanced contributions to employee share savings plans that are payable upon a change of control.

Except as described above, to the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Falconbridge, to any associate of a director or senior officer of Falconbridge, to any person or company holding more than 10% of any class of equity securities of Falconbridge or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally.

13. Agreements, Arrangements or Understandings

There are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Falconbridge and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office following the completion of the Offer.

There are no agreements, arrangements or understandings, formal or informal, between the Offeror or Xstrata and any securityholder of Falconbridge with respect to the Offer or between the Offeror and any person or company with respect to any securities of Falconbridge in relation to the Offer, except as otherwise set out in this Circular.

14. Consideration of the Offer by the Falconbridge Board of Directors

Under the terms of the Inco Support Agreement entered into by Falconbridge and Inco in connection with the Inco Bid, Falconbridge is not permitted to withdraw its recommendation of the Inco Bid or engage in discussions with any person proposing to acquire Falconbridge unless Falconbridge has received a superior proposal (as defined in the Inco Support Agreement).

The Inco Support Agreement defines a "superior proposal" as an unsolicited bona fide acquisition proposal made by a third party to Falconbridge in writing after October 10, 2005: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Common Shares and offering or making available the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory (including competition/antitrust approvals in the United States and Canada) and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of the Falconbridge Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained; (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Falconbridge or any subsidiary or their respective representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access is afforded to the third party making the acquisition proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Falconbridge during such three day period); (v) which is offered or made available to all Shareholders in Canada and the United States; (vi) in respect of which the Board of Directors of Falconbridge determines in good faith (after receipt of advice from its financial advisors with respect to clause (y) below and outside legal counsel with respect to clause (x) below) that (x) failure to recommend such acquisition proposal to Shareholders would be inconsistent with its fiduciary duties and (y) the acquisition proposal would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Inco Bid (including any adjustment to the terms and conditions of the Inco Bid pursuant to the Inco Support Agreement, and taking into account the long-term value and anticipated synergies anticipated to be realized as a result of the combination of Inco and Falconbridge); and (vii) that, subject to compliance with the requirements of Inco Support Agreement, the Falconbridge Board of Directors has determined to recommend to Shareholders.

Following receipt by Falconbridge of a superior proposal, Falconbridge is required under the Inco Support Agreement to provide Inco with notice of the superior proposal and Falconbridge is not permitted during a period of ten business days following proper notice to Inco to accept, approve or recommend, nor enter into any agreement relating to the superior proposal. During such ten business day period, Inco will have the opportunity, but not the obligation, under the Inco Support Agreement to propose to amend the terms of its offer in order to match the terms of the superior proposal. The Falconbridge Board of Directors must review any proposal by Inco to amend the terms of its offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Inco's proposal to amend its offer would result in the acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Inco Bid.

In the event that Falconbridge terminates the Inco Support Agreement following Falconbridge's acceptance or recommendation of a superior proposal or the consummation of a competing proposal, regardless of whether it was recommended by the Falconbridge Board of Directors, Falconbridge is required under the Inco Support Agreement to pay U.S. $450 million to Inco.

The Offer is an unsolicited offer to purchase Common Shares. As a result, as of the date of this Circular, the Falconbridge Board of Directors has not had an opportunity to review the terms of the Offer to determine whether it considers the Offer a superior proposal or to provide a recommendation to Shareholders to accept the Offer.

15. Regulatory Considerations

Competition Act

Under the Competition Act, an acquisition of voting shares of a corporation that carries on an operating business in Canada is subject to pre-merger notification if certain financial and voting interest thresholds are exceeded. Where pre-merger notification is required, certain information must be provided to the Commissioner of Competition (the "**Commissioner**") and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). If a short-form filing is made, the Commissioner may, within the 14-day waiting period, require that the parties make a long-form filing, thereby extending the waiting period for a further 42 days following receipt of the long-form filing. The Commissioner's review of the transaction may take longer than the statutory waiting period.

The Commissioner may apply to the Competition Tribunal (the "**Tribunal**") in respect of a "merger" (as defined under the Competition Act), and if the Tribunal finds that the merger is likely to prevent or lessen competition substantially, the Tribunal may issue an order to, among other things, prohibit the acquisition of assets or shares in the case of a proposed merger or dispose of assets or shares acquired in the case of a completed merger.

Alternatively, where the Commissioner is satisfied by a party or the parties to a transaction that she would not have sufficient grounds to apply to the Tribunal under the merger provisions of the Competition Act, the Commissioner may issue an ARC in respect of that transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The purchase of the Common Shares contemplated by the Offer is subject to pre-merger notification and constitutes a "merger" under the Competition Act. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that (a) the Commissioner shall have issued an ARC under Section 102 of the Competition Act in respect of the purchase of the Common Shares by the Offeror, or (b) the waiting period under Part IX of the Competition Act shall have expired or have been waived and the Offeror shall be satisfied in its sole judgment that the Commissioner does not intend to oppose the purchase of the Common Shares and shall not have made or threatened to make an application under Part VIII of the Competition Act in respect of the purchase of the Common Shares by the Offeror. See Section 4 of the Offer, "Conditions of the Offer".

Investment Canada Act

Under the Investment Canada Act, a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, is subject to review (a "**Reviewable Transaction**") and cannot be implemented unless the Minister responsible for the Investment Canada Act (the "**Minister**") is satisfied that the transaction is likely to be of "net benefit to Canada". An application for review must be filed with the Investment Review Division of Industry Canada prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the Minister has not

completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days to permit completion of the review.

The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada's ability to compete in world markets. If the Minister is not satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

The purchase of the Common Shares contemplated by the Offer is a Reviewable Transaction. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that approval under the Investment Canada Act shall have been obtained or concluded on terms satisfactory to the Offeror in its sole judgment. See Section 4 of the Offer, "Conditions of the Offer".

HSR Act

Under the HSR Act, a pre-merger notification is required if: (1) the transaction is valued at more than $56.7 million, but no more than $226.8 million, only if the size-of-persons test (the ultimate parent entity on one side has either worldwide sales or assets of $113.4 million or more and the ultimate parent entity on the other side has either worldwide sales or assets of $11.3 million or more) is met; or (2) the transaction is valued at more than $226.8 million regardless of whether the size-of-persons test is met. No filing is required for transactions that fail to meet the $56.7 million size-of-transaction test, regardless of whether the size-of-persons test is met.

For a cash tender offer such as the Offer, the initial waiting period is 15 days after the bidder files the notification form, but this period may be extended if the reviewing agency issues a formal request for additional information and documentary material, referred to as a "**Second Request**". If the reviewing agency issues a Second Request, the parties may not complete the merger until 10 days after both parties substantially comply with the Second Request, unless the waiting period is terminated earlier or extended with the parties' consent. The reviewing agency may terminate the first or second waiting period at any time prior to its expiration if the agency determines that it will not take any further action within the waiting period regarding the transaction.

At any time before or after the completion of the acquisition of Common Shares pursuant to the Offer, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission, or a state attorney general could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the acquisition, to rescind the acquisition, or to conditionally approve the acquisition upon the divestiture of particular assets. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. As in every transaction, there can be no assurance that a challenge to the acquisition on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

Xstrata and Falconbridge are required to file pre-merger notifications and reports under the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. Completion of the acquisition of Common Shares pursuant to the Offer is conditioned upon termination or expiration of any waiting period applicable to the Offer under the HSR Act and the receipt of any consents and filing required prior to the acquisition of Common Shares under any applicable antitrust law.

EC Merger Regulation

The EC Merger Regulation imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet one of two specified financial thresholds, namely: (A) (i) the combined worldwide turnover of all "undertakings concerned" by the transaction exceeds Euro(€) 5 billion; and (ii) the European Community ("**Community**")-wide turnover of each of at least two of the undertakings concerned exceeds €250 million; unless each of the undertakings concerned generates more than two thirds of its Community-wide

turnover within the same Community member state or (B) (i) the combined worldwide turnover of all undertakings concerned exceeds €2.5 billion, (ii) the combined turnover of all undertakings concerned exceeds €100.0 million in each of at least three Community member states, (iii) each of at least two undertakings concerned generates more than €25.0 million turnover in each of at least three of the Community member states identified in step (ii); and (iv) each of at least two undertakings concerned generates more than €100.0 million turnover within the Community; unless each of the undertakings concerned generates more than two-thirds of its Community-wide turnover within the same Community member state.

A transaction that meets either one of these thresholds must be notified to the European Commission ("**EC**") before it is implemented and cannot be implemented until it has been cleared by the EC. Where the EC Merger Regulation applies, subject to limited exceptions, the EC has exclusive merger control jurisdiction over the transaction within the European Union.

Likewise, where the EC Merger Regulation applies, subject to limited exceptions the states that are signatories to the European Economic Area ("**EEA**") Agreement (Iceland, Liechtenstein and Norway, the "**EFTA States**")) are not entitled to review the transaction under their respective domestic merger control rules. In certain circumstances where the transaction has effects within the EFTA States, the EC will exchange information and consult with the EFTA Surveillance Authority, a body established under the EEA Agreement.

Following notification, by means of a "Form CO", the EC has 25 working days in which to undertake its initial review of the transaction (generally known as a "phase I investigation"; that period may be increased to 35 working days if a EC member state's competition authority requests jurisdiction over the transaction or the parties offer commitments) to resolve any competition concerns. If, following its initial review, the EC has "serious doubts" as to whether the transaction threatens to "significantly impede effective competition" in the Community, it will initiate formal proceedings (generally known as a "phase II" investigation). Such proceedings last up to: (a) 90 working days from initiation of a phase II investigation, (b) 105 working days from initiation of a phase II investigation, if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation, (c) within 110 working days from initiation of a phase II investigation, if (i) the EC agrees an extension of time with the parties, or (ii) the parties request an extension within the first 15 days from initiation of proceedings, or (d) 125 working days from initiation of a phase II investigation if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation and (i) the EC agrees an extension of time with the parties or (ii) the parties request an extension of time within 15 days from initiation of a phase II investigation.

The time periods are exceptionally suspended where, owing to circumstances for which one of the parties involved in the transaction is responsible, the EC has to request information by decision or to order an on-site inspection.

If, following a phase II investigation, the EC concludes that the transaction is likely significantly to impede effective competition in the Community, unless suitable remedies are offered by the parties, it will be blocked. Such decisions are appealable to the European Court of First Instance.

Xstrata's proposed acquisition of control of Falconbridge satisfies the first jurisdictional threshold of the EC Merger Regulation (the conditions in (A) above). Accordingly, completion of the acquisition of the Common Shares pursuant to the Offer is conditional upon the Offer being cleared (or deemed cleared) by the EC.

16. Information Concerning Securities of Falconbridge

Previous Distributions of Common Shares

The following is based on publicly available information disclosed by Old Falconbridge, Noranda and Falconbridge. In December 2002, Old Falconbridge issued, by way of private placement, 583,386 flow through common shares for Cdn. $20.75 per share for total proceeds of Cdn. $12.1 million in order to fund Canadian exploration expenditures. On August 12, 2003, Noranda completed a public issue of 48,520,000 common shares for Cdn. $12.65 per share for total proceeds of Cdn. $601 million. On May 6, 2005, Noranda completed its take-over bid, previously made on March 24, 2005, under which it acquired 58,476,589 Old Falconbridge common shares. Each such common share was exchanged for 1.77 Noranda common shares. Noranda also issued common shares from time to time pursuant to a dividend reinvestment plan. On June 30, 2005, Noranda

and Old Falconbridge amalgamated to continue as one corporation named "Falconbridge Limited". Pursuant to that amalgamation, each common share of Noranda was converted into one Common Share and each common share of Old Falconbridge was converted into 1.77 Common Shares.

Previous Purchases and Sales

Based on publicly available information, on April 29, 2005, Noranda completed its issuer bid (the "**Noranda Issuer Bid**"), previously made on March 24, 2005, under which Noranda acquired 63,377,140 of its common shares. Each Noranda common share was exchanged for 0.316 Junior Preference Shares, Series 1, 0.316 Junior Preference Shares, Series 2 and 0.158 Junior Preference Shares, Series 3, representing a value of U.S. $19.72 per Noranda common share exchanged. Based on publicly available information, the Noranda Issuer Bid was effected, together with Noranda's take-over bid for Old Falconbridge also dated March 24, 2005, in connection with the combination of Noranda and Old Falconbridge proposed to be effected at that time.

Falconbridge Dividends

The following table shows the dividends paid on shares of Old Falconbridge, Noranda and Falconbridge over the past two years:

Class of Shares	Dividend Frequency	Amount Paid in 2006 (to May 12)[1]	Amount Paid in 2005[1]	Amount Paid in 2004[1]
Common Shares	Quarterly	Cdn. $0.12	Cdn. $0.24	—
Common Shares of Noranda	Quarterly	—	Cdn. $0.24	Cdn. $0.48
Common Shares of Old Falconbridge	Quarterly	—	Cdn. $0.10	Cdn. $0.40
Preferred Shares, Series 1[2]	Quarterly, payable on the first day of June, September, December and March in each year at a rate of Cdn. $0.02 per quarter.	Cdn. $0.02	Cdn. $0.08	Cdn. $0.08
Preferred Shares, Series 2[2]	Monthly, floating adjustable cumulative preferential cash dividends	Cdn. $0.48	Cdn. $0.98	Cdn. $0.66
Preferred Shares, Series 3[2]	Quarterly, fixed cumulative preferred cash dividends (fixed every five years)	Cdn. $0.29	Cdn. $1.15	Cdn. $0.86
Preferred Shares, Series F[3]	Monthly, floating adjustable cumulative preferred cash dividends	Cdn. $0.52	Cdn. $1.03	Cdn. $0.99
Preferred Shares, Series G[3]	Quarterly, fixed cumulative preferred cash dividends (fixed every five years)	Cdn. $0.76	Cdn. $1.14	Cdn. $1.53
Preferred Shares, Series H[3]	Cdn. $1.625 per annum, accruing daily from the date of issue payable quarterly, in equal instalments of Cdn. $0.40625 per share, on the last day of March, June, September and December in each year	Cdn. $0.81	Cdn. $1.22	Cdn. $1.63

Class of Shares	Dividend Frequency	Amount Paid in 2006 (to May 12)[1]	Amount Paid in 2005[1]	Amount Paid in 2004[1]
Junior Preference Shares, Series 1[3]	Quarterly, U.S. $1.50 per annum	U.S. $0.75	U.S. $0.61	—
Junior Preference Shares, Series 2[3]	Quarterly, U.S. $1.5625 per annum	U.S. $0.78	U.S. $0.63	—
Junior Preference Shares, Series 3[3]	Quarterly, U.S. $1.625 per annum	U.S. $0.81	U.S. $0.66	—

(1) All amounts are rounded to the nearest cent.

(2) Prior to June 30, 2005, the dividends on the Preferred Shares, Series 1, 2 and 3, were paid by Old Falconbridge.

(3) Prior to June 30, 2005, the dividends on the Preferred Shares, Series F, G and H, and on the Junior Preference Shares, Series 1, 2 and 3, were paid by Noranda.

The following table shows the dividends that Falconbridge has publicly disclosed have been declared but not yet paid as of May 16, 2006:

Class of Shares	Dividend Amount[1]	Record Date	Payable Date
Common Shares	Cdn. $0.12	May 31, 2006	June 15, 2006
Preferred Shares, Series 1	Cdn. $0.02	May 15, 2006	June 1, 2006
Preferred Shares, Series 2	—	—	—
Preferred Shares, Series 3	Cdn. $0.29	May 15, 2006	June 1, 2006
Preferred Shares, Series F	—	—	—
Preferred Shares, Series G	Cdn. $0.38	July 15, 2006	August 1, 2006
Preferred Shares, Series H	Cdn. $0.41	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 1	U.S. $0.38	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 2	U.S. $0.39	June 15, 2006	June 30, 2006
Junior Preference Shares, Series 3	U.S. $0.41	June 15, 2006	June 30, 2006

(1) All amounts are rounded to the nearest cent.

Under the terms of the preferred shares and junior preference shares of Falconbridge, there are restrictions on the payment of dividends on Common Shares in certain circumstances. Following the completion of the Offer, the Offeror intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction which will result in Falconbridge becoming a wholly-owned indirect subsidiary of Xstrata.

Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the TSX and the NYSE establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX and the NYSE. Among such criteria is the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX and the NYSE. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. If permitted by applicable laws, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Common Shares

from the TSX and the NYSE. If the Common Shares are delisted from the TSX and the NYSE, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Falconbridge remains subject to public reporting requirements in Canada and the United States and other factors.

The Common Shares are currently registered under the U.S. Exchange Act. A registration in respect of the Common Shares may be terminated upon application of Falconbridge to the SEC if the Common Shares are not listed on a U.S. national securities exchange or quoted on the Nasdaq Stock Market and there are fewer than 300 holders of record of the Common Shares resident in the United States. Subject to any obligation with respect to Falconbridge's outstanding public debt, preferred shares, junior preference shares and options which remain outstanding, the termination of registration of the Common Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by Falconbridge to holders of its Common Shares under United States federal securities laws and to the SEC and would make certain provisions of the U.S. Exchange Act no longer applicable to Falconbridge. Furthermore, the ability of "affiliates" (as defined under Rule 144 of the U.S. Securities Act) of Falconbridge and persons holding "restricted securities" of Falconbridge to dispose of such securities pursuant to Rule 144 of the U.S. Securities Act may be impaired or eliminated. Xstrata intends to seek to cause Falconbridge to apply for termination of registration of the Common Shares under the U.S. Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Common Shares under the U.S. Exchange Act is terminated, the Common Shares will no longer be "margin securities" or be eligible for listing on a U.S. national securities exchange or eligible for trading on the Nasdaq Stock Market. The Common Shares are currently listed in the United States on the NYSE.

17. Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to the disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction to Shareholders who, for the purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), and at all relevant times, hold their Common Shares as capital property, did not acquire the Common Shares pursuant to a stock option plan, and deal at arm's length and are not affiliated with the Offeror or Falconbridge. Common Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or the Shareholder has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Shareholders whose Common Shares might not otherwise be considered capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other "Canadian securities" (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**") and counsel's understanding of the administrative practices of the Canada Revenue Agency ("**CRA**") published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, including the Notice of Ways and Means Motion to implement the May 2, 2006 federal budget tabled in the House of Commons by the Minister of Finance (Canada) on May 9, 2006, (the "**Tax Proposals**"), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that is (a) a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, (b) a "specified financial institution" as defined in the Tax Act, (c) an insurer carrying on a business in Canada or elsewhere that is not a resident of Canada for the purposes of the Tax Act, or (d) a Shareholder an interest in which is, or for whom a Common Share would be, a "tax shelter investment" as defined in the Tax Act. Such Shareholders should consult their own tax advisors.

All amounts relating to the acquisition or disposition of Common Shares must be determined in Canadian dollars for purposes of the Tax Act. Accordingly, amounts received by Shareholders who elect to receive payment under the Offer in U.S. dollars must be converted into Canadian dollars based upon the prevailing Canadian dollar/U.S. dollar exchange rate at the time of disposition of their Common Shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada (a "**Resident Holder**").

Sale Pursuant to the Offer

A Resident Holder who disposes of Common Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received on such Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors regarding these rules.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Compulsory Acquisition

As described under Section 11 of this Circular, "Acquisition of Common Shares not Deposited — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Common Shares pursuant to

Section 188 of the OBCA. A Resident Holder disposing of Common Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under "Sale Pursuant to the Offer".

A Resident Holder who dissents in a Compulsory Acquisition and is entitled to receive the fair value of its Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount fixed as such by the Court (not including the amount of interest awarded by the Court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under "Sale Pursuant to the Offer".

Any interest awarded to a dissenting Resident Holder by the Court must be included in computing such Resident Holder's income for the purposes of the Tax Act.

Subsequent Acquisition Transaction

As described under Section 11 of this Circular, "Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction", if the compulsory acquisition provisions of Section 188 of the OBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization or other transactions. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Falconbridge with the Offeror and/or one or more of its affiliates pursuant to which Resident Holders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("**Redeemable Shares**") which would then be immediately redeemed for cash. In those circumstances, a Resident Holder would not realize a capital gain or capital loss as a result of such exchange of Common Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Holder's capital gain on the redemption of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a Resident Holder that is a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

In the case of a Resident Holder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable

Canadian corporation. The Tax Proposals provide for an enhanced gross-up and dividend tax credit for "eligible dividends" paid after 2005.

Pursuant to the current administrative practice of the CRA, a Resident Holder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (other than interest awarded by the Court).

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is not resident in Canada, nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares pursuant to the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under "Residents of Canada — Sale Pursuant to the Offer". A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or the exercise of dissent rights under a Compulsory Acquisition unless the Common Shares constitute "taxable Canadian property" to the Non-Resident Holder and do not constitute "treaty-protected property".

Generally, a Common Share will not constitute "taxable Canadian property" to a Non-Resident Holder at a particular time, provided that (a) such Common Share is listed on a prescribed stock exchange (which currently includes the TSX) at that time, (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons have not owned 25% or more of the shares of any class or series of Falconbridge at any time within the 60-month period immediately preceding that time and (c) the Common Share is not deemed to be taxable Canadian property for purposes of the Tax Act. See "Delisting of Common Shares Following Completion of the Offer" below, in the case where Common Shares are delisted prior to a Compulsory Acquisition.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder's income for purposes of the Tax Act if the Common Shares constitute "treaty-protected property". Common Shares owned by a Non-Resident Holder will generally be "treaty-protected property" if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. By way of example, under the *Canada-U.S. Income Tax Convention* (the "**U.S. Treaty**"), a Non-Resident Holder who is a resident of the United States for the purposes of the Tax Act and the U.S. Treaty will be exempt from tax in Canada in respect of a gain realized on the disposition of the Common Shares, provided the value of such shares is not derived principally from real property situated in Canada. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under "Residents of Canada — Sale Pursuant to the Offer" will generally apply. A Non-Resident Holder who disposes of "taxable Canadian property" must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

Any interest awarded by the Court and paid or credited to a Non-Resident Holder exercising its right to dissent in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to benefits under the U.S. Treaty, by way of example, and is the beneficial owner of the interest, the applicable rate is generally reduced to 10%.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described under Section 11 of this Circular, "Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction", the Offeror reserves the right to use all reasonable efforts to acquire the balance of Common Shares not acquired pursuant to the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization, or other transactions. The Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See "Delisting of Common Shares Following Completion of the Offer" below, in the case where Common Shares are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under "Non-Residents of Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition". Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefits under the U.S. Treaty, by way of example, and is the beneficial owner of the dividends, the applicable rate is generally reduced to 15%.

Any interest paid to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty (10% under the U.S. Treaty, for example).

Delisting of Common Shares Following Completion of the Offer

As described above under Section 16 of this Circular, "Information Concerning Securities of Falconbridge — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer", the Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Common Shares are not listed on a prescribed stock exchange (which includes the TSX) at the time they are disposed of:

(a) the Common Shares will generally be taxable Canadian property for Non-Resident Holders;

(b) Non-Resident Holders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Common Shares constitute "treaty-protected property", as described above); and

(c) the notification and withholding provisions of section 116 of the Tax Act will apply to Non-Resident Holders, in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Common Shares.

A Non-Resident Holder that disposes of "taxable Canadian property" must file a Canadian income tax return for the year in which the disposition occurs regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

18. Certain United States Federal Income Tax Considerations

The following is a general discussion of certain material United States federal income tax considerations generally applicable to U.S. Shareholders (as defined below) with respect to the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the U.S. Internal Revenue Service (the "**IRS**") regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will

agree with the discussion set forth below. The discussion does not address aspects of United States federal taxation other than income taxation, nor does it address all aspects of United States federal income taxation, including aspects of United States federal income taxation that may be applicable to particular shareholders, including but not limited to shareholders who are dealers in securities, life insurance companies, tax-exempt organizations, banks, foreign persons, persons who hold Common Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of Falconbridge or Xstrata, persons whose functional currency is not the U.S. dollar or who acquired their Common Shares in a compensatory transaction and persons who hold Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes. This summary is limited to persons who hold their Common Shares as a "capital asset" within the meaning of Section 1221 of the Code. The discussion also does not address the United States federal income tax consequences to holders of options to purchase Common Shares or holders of stock or securities convertible or exchangeable into Common Shares. In addition, it does not address state, local or foreign tax consequences. U.S. Shareholders are urged to consult their tax advisors with respect to the United States federal, state, local and foreign tax consequences to their particular situations of the Offer (or a Compulsory Acquisition) or other transactions described in Section 11 "Acquisition of Common Shares not Deposited" above.

As used herein, the term "**U.S. Shareholder**" means a beneficial owner of Common Shares that is, for United States federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof or therein; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a United States court is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

Disposition of Common Shares

Subject to the discussion below under "Passive Foreign Investment Companies", a U.S. Shareholder who sells Common Shares in the Offer (or a Compulsory Acquisition) generally will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received (other than amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for United States federal income tax purposes, which will be treated as ordinary income) and the U.S. Shareholder's adjusted tax basis in the Common Shares sold in the Offer or the Compulsory Acquisition. If the Common Shares sold constitute capital assets in the hands of the U.S. Shareholder, the gain or loss will be capital gain or loss. In general, capital gains recognized by an individual, estate or trust will be subject to a maximum United States federal income tax rate of 15% if the Common Shares were held for more than one year.

If the Offeror is unable to effect a Compulsory Acquisition or if the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may propose a Subsequent Acquisition Transaction as described above in Section 11 "Acquisition of Common Shares not Deposited". The United States federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Shareholder receives cash in exchange for Common Shares, it is expected that the United States federal income tax consequences to the U.S. Shareholder will be substantially similar to the consequences described above. However, there can be no assurance that the United States federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different from the consequences described above. U.S. Shareholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder.

If a U.S. Shareholder is a cash-basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such Common Shares, as determined on the settlement date of such sale or other taxable disposition.

If a U.S. Shareholder is an accrual-basis taxpayer, such U.S. Shareholder may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Shareholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Shareholder might have a foreign currency gain or loss for United States federal income tax purposes. This gain or loss is equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other taxable disposition of Common Shares and on the date of payment. Any such currency gain or loss generally will be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, that such U.S. Shareholder recognizes on the sale or other taxable disposition of Common Shares.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Shareholder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Common Shares generally will be U.S. source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the U.S. Treaty. U.S. Shareholders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Common Shares in the Offer (or a Compulsory Acquisition).

Passive Foreign Investment Companies

In general, Falconbridge would be a passive foreign investment company (a "**PFIC**") if, for any taxable year, 75% or more of its gross income constituted "passive income" or 50% or more of its assets produced, or were held for the production of, passive income. If Falconbridge is or has been a PFIC at any time during a U.S. Shareholder's holding period and the U.S. Shareholder did not elect to be taxable currently on his or her *pro rata* share of Falconbridge's earnings or to be taxed on a "mark to market" basis with respect to his or her Common Shares, any gain recognized by the U.S. Shareholder as a result of his or her participation in the Offer (or a Compulsory Acquisition) will be treated as ordinary income and will be subject to an interest charge. U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of Falconbridge being classified as a PFIC.

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subjected to information reporting to the IRS. In addition, a U.S. Shareholder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition).

Backup withholding will not apply, however, to a U.S. Shareholder who furnishes a correct taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Shareholder's United States federal income tax liability, provided the required information is furnished to the IRS.

19. Valuation Requirements of an Insider Bid

The Offer is an "insider bid" within the meaning of certain Canadian provincial securities legislation, rules and regulations, including Rule 61-501 and Regulation Q-27, by virtue of an affiliate of the Offeror exercising control and direction over more than 10% of the Common Shares irrespective of the fact that Xstrata has never had an opportunity to vote the Common Shares it beneficially owns for the election of any directors of Falconbridge or at any meeting of Shareholders, and has no access to any undisclosed information regarding Falconbridge. The applicable securities legislation, rules and regulations require that, unless an exemption is available, (i) a formal valuation of the securities that are the subject of the insider bid be obtained at the

offeror's expense and be prepared by an independent valuator chosen by an independent committee of the offeree issuer, (ii) the independent committee supervise the preparation of the formal valuation and (iii) the formal valuation be filed with the applicable securities regulators and summarized or included in the offeror's take-over bid circular (the "**Valuation Requirements**").

Exemptions from the Valuation Requirements are available in Ontario and Québec under Rule 61-501 and Regulation Q-27, respectively, where neither the offeror nor any joint actor with the offeror has, or has had within the preceding 12 months, any board or management representation in respect of the offeree issuer, or has knowledge of any material information concerning the offeree issuer or its securities that has not been generally disclosed. This exemption is available to the Offeror for the Offer on the basis that (i) neither the Offeror nor any of its affiliates has ever had any board or management representation in respect of Falconbridge, and (ii) the Offeror and its affiliates do not have any knowledge of any material information concerning Falconbridge or its securities that has not been generally disclosed.

An exemption from the Valuation Requirements is also available under Rule 61-501 and Regulation Q-27 where (i) the insider bid is publicly announced or made while one or more formal bids for the same class of securities subject to the insider bid have been made and are outstanding and ascribe a per security value to the securities, (ii) at the time the insider bid is made, the offeree issuer has provided equal access to the offeree issuer, and to information concerning the offeree issuer and its securities, to the offeror in the insider bid and all offerors in the other formal bids, and (iii) the offeror includes in its take-over circular for the insider bid all material information concerning the offeree known to the offeror but not generally disclosed, together with a description of the offeror's access to the issuer, and a statement that the offeror does not know, after reasonable enquiry, of any material information concerning the offeree issuer and its securities other than information that has been disclosed. This exemption is available to the Offeror for the Offer on the basis that the Offer is being made after the Inco Bid was announced and while the Inco Bid remains outstanding.

As neither Xstrata nor the Offeror has received access to Falconbridge or information concerning Falconbridge and its securities, in the case of Xstrata since the Summer of 2004, and neither Xstrata nor the Offeror is represented on the Falconbridge Board of Directors, the Offeror believes that Inco has obtained access to Falconbridge and information concerning Falconbridge that is better than that which the Offeror has obtained. See Section 3 "Background to Offer" above. Neither Xstrata nor the Offeror knows, after reasonable inquiry, of any material information concerning Falconbridge and its securities other than information that has been generally disclosed.

The Offeror is applying for waivers of the Valuation Requirements in each of the other provinces where a valuation would be otherwise required.

The Offeror and its senior officers and directors have no knowledge, after reasonable inquiry, of any prior valuations of Falconbridge made in the 24 months preceding the date of the Offer except for the TD Securities Opinion described below.

TD Securities Opinion

In connection with the March 24, 2005 offer by Noranda to purchase all of the outstanding Old Falconbridge common shares not already owned by Noranda for consideration of 1.77 Noranda common shares for each Old Falconbridge common share (the "**Noranda Offer**"), the special committee of the Old Falconbridge Board of Directors retained TD Securities Inc. to provide financial advice and assistance to the special committee in evaluating the Noranda Offer, including the preparation and delivery of a formal valuation of the Old Falconbridge common shares and the shares of Noranda offered as consideration under the Noranda Offer (the "**TD Securities Opinion**"). The Offeror has knowledge of the TD Securities Opinion only as a result of its review of the TD Securities Opinion as set forth in the Directors' Circular dated March 24, 2005 of the board of directors of Old Falconbridge relating to the Noranda Offer.

The TD Securities Opinion is dated March 8, 2005 and is subject to the assumptions and qualifications contained therein. A copy of the TD Securities Opinion in its entirety may be obtained without charge upon request from the Information Agent at the address shown on the last page of this Circular. A copy of the TD Securities Opinion has also been filed separately by the Offeror on SEDAR at the same time that this

Circular was filed and is available from SEDAR free of charge. The following description of the TD Securities Opinion is based solely on the Offeror's review of the Directors' Circular and the Offeror makes no representations or warranties with respect to the accuracy or completeness of the TD Securities Opinion.

Based upon and subject to the analyses and assumptions set out in the TD Securities Opinion, TD Securities Inc. determined the fair market value of the Old Falconbridge common shares to be in the range of Cdn. $32.50 to Cdn. $38.50 per share as of March 8, 2005 and the fair market value of the consideration issuable under the Noranda Offer to be in the range of Cdn. $33.63 to Cdn. $40.71. As a result of the Noranda Offer and the subsequent amalgamation of Noranda and Old Falconbridge, each Old Falconbridge common share was ultimately converted or exchanged into 1.77 Common Shares. Applying this exchange ratio, the TD Securities Opinion implies the fair market value of the Common Shares to be in the range of Cdn. $19.00 to Cdn. $23.00 per share as of March 8, 2005, based on the value of the consideration issuable under the Noranda Offer.

Based upon and subject to the matters described in the TD Securities Opinion, TD Securities Inc. concluded that, as of March 8, 2005, the consideration offered under the Noranda Offer was fair, from a financial point of view, to the shareholders of Old Falconbridge.

The foregoing discussion of the TD Securities Opinion is qualified in its entirety by the full text of TD Securities Opinion.

20. Acceptance of the Offer

The Offeror has no knowledge regarding whether any Shareholder will accept the Offer.

21. Depositary

The Offeror has engaged Kingsdale Shareholder Services Inc. as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the office specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in the City of Toronto. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

22. Financial Advisors, Dealer Managers and Soliciting Dealer Group

The Offeror has retained Deutsche Bank AG London and JPMorgan Cazenove Limited to act as its financial advisors with respect to the Offer and TD Securities Inc. to act as its Canadian financial advisor with respect to the Offer.

The Offeror has also engaged the services of TD Securities Inc., JP Morgan Securities Canada Inc. and Deutsche Bank Securities Limited to act as Dealer Managers in Canada and to solicit acceptances of the Offer in Canada, and JP Morgan Securities Inc., Deutsche Bank Securities Inc. and TD Securities (USA) LLC will act as Dealer Managers in the United States in connection with the Offer in the United States. The Dealer Managers will be reimbursed by the Offeror for their reasonable out-of-pocket expenses. In addition, the Dealer Managers will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

The Canadian Dealer Managers have also undertaken to form a soliciting dealer group (the "**Soliciting Dealer Group**") comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer from persons resident in Canada. Each member of the Soliciting Dealer Group, including each of the Canadian Dealer Managers, is referred to herein as a "**Soliciting Dealer**". The Offeror has agreed to pay to each Soliciting Dealer who has entered into an agreement with the Canadian Dealer Managers and whose name appears in the appropriate space of a properly completed and executed Letter of Transmittal a fee of Cdn. $0.25 for each Common Share deposited and taken up by the Offeror under the Offer provided that a minimum of 200 Common Shares per beneficial owner are so deposited

and taken up. A minimum fee of Cdn. $100 and a maximum fee of Cdn. $1,500 will be paid in respect of any one beneficial owner, provided that the minimum fee of Cdn. $100 shall only be paid in respect of Common Shares deposited by a single beneficial owner where the number of Common Shares so deposited is greater than or equal to 200. Where Common Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum or the maximum fee amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror at the time of deposit.

Except as set forth above, the Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. Stockbrokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

No fee or commission will be payable by any Shareholder who transmits such Shareholder's Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer. However, a broker or nominee through whom a Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

23. Information Agent

The Offeror has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

24. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25. Directors' Approval

The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders has been authorized, by the Board of Directors of the Offeror and Xstrata.

CONSENT OF COUNSEL

TO: The Directors of Xstrata Canada Inc. and Xstrata plc

We hereby consent to the reference to our name and opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated May 18, 2006 made by Xstrata Canada Inc. to the holders of common shares of Falconbridge Limited.

Toronto, Canada
May 18, 2006

(Signed) *Davies Ward Phillips & Vineberg LLP*

APPROVAL AND CERTIFICATE OF
XSTRATA CANADA INC.

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders of Falconbridge has been authorized, by the Board of Directors of Xstrata Canada Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: May 18, 2006

(Signed) *Charles Rex Sartain*
CHARLES REX SARTAIN
Chief Executive Officer

(Signed) *Louis Oliver Forbes Irvine*
LOUIS OLIVER FORBES IRVINE
Chief Financial Officer

On behalf of the Board of Directors

(Signed) *Benny Steven Levene*
BENNY STEVEN LEVENE
Director

(Signed) *William Michael Ainley*
WILLIAM MICHAEL AINLEY
Director

APPROVAL AND CERTIFICATE
OF XSTRATA PLC

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders of Falconbridge has been authorized by, the Board of Directors of Xstrata plc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: May 18, 2006

(Signed) *Michael Lawrence Davis*
MICHAEL LAWRENCE DAVIS
Chief Executive

(Signed) *Trevor Lawrence Reid*
TREVOR LAWRENCE REID
Chief Financial Officer

On behalf of the Board of Directors

(Signed) *Michael Lawrence Davis*
MICHAEL LAWRENCE DAVIS
Director

(Signed) *Trevor Lawrence Reid*
TREVOR LAWRENCE REID
Director

The Depositary and Information Agent for the Offer is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022

In the United States

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY XSTRATA CANADA INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF FALCONBRIDGE LIMITED.

LETTER OF TRANSMITTAL

for Deposit of Common Shares (and associated rights under the shareholder rights plan) of

FALCONBRIDGE LIMITED

Pursuant to the Offer dated May 18, 2006 made by

XSTRATA CANADA INC.

a wholly-owned indirect subsidiary of

XSTRATA PLC

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON FRIDAY, JULY 7, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

This Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge, the "**Common Shares**") of Falconbridge Limited ("**Falconbridge**") deposited pursuant to the offer dated May 18, 2006 (the "**Offer**") made by Xstrata Canada Inc. (the "**Offeror**"), a wholly-owned indirect subsidiary of Xstrata plc, to holders of Common Shares (the "**Shareholders**") and must be received by Kingsdale Shareholder Services Inc. (the "**Depositary**") before the Expiry Time at one of the offices listed below. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 herein, "Procedure for Guaranteed Delivery". Shareholders who hold Common Shares in uncertificated form under the Falconbridge dividend reinvestment plan and who wish to deposit those Common Shares should request a certificate for such Common Shares from the plan administrator.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the offer to purchase and related offering circular dated May 18, 2006 (the "**Circular**") have the respective meanings set out in the Circular.

The Depositary, the Dealer Managers, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: XSTRATA CANADA INC.
AND TO: KINGSDALE SHAREHOLDER SERVICES INC., **as Depositary, at its office set out herein.**

The undersigned delivers to you the enclosed certificate(s) for Common Shares and SRP Rights, if applicable. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited

the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The undersigned understands that, unless waived by the Offeror, holders of Common Shares are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a book-entry confirmation must be received by the Depositary with respect thereto. The following are the details of the enclosed certificate(s):

BOX 1
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*
	TOTAL:		

SRP RIGHTS**
(To be completed if necessary)

Certificate Number(s)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*
	TOTAL:		

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Replacement Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Falconbridge, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Falconbridge and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, "Procedure for Guaranteed Delivery". Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary, receives from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

BOX 2

CURRENCY OF PAYMENT

☐ I wish to receive payment of consideration payable under the Offer in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.

A Shareholder who does not check the box above will receive payment of consideration under the Offer in Canadian dollars.

The undersigned delivers to you the enclosed certificate(s) for Common Shares and, effective at such time as such shares are taken up pursuant to the Offer and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares and hereby assigns to the Offeror all right, title and interest therein.

The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by the undersigned, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the "**Deposited Common Shares**") and in and to all rights and benefits arising from such Common shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**"), other than all regular quarterly cash dividends declared by Falconbridge in accordance with its current publicly disclosed dividend policy prior to the date of the first take up by the Offeror under the Offer ("**Regular Dividends**"), (ii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iii) the deposit of the Deposited Common Shares and Distributions complies with applicable laws, and (iv) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Common Shares and delivers to the Offeror the enclosed Common Share certificate(s) and Rights Certificates, if applicable, representing the Deposited Common Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Common Shares, and in and to all rights and benefits arising from the Deposited Common Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, Falconbridge should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares other than Regular Dividends. If, on or after the date of the Offer, Falconbridge should declare or pay any dividend (other than Regular Dividends) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Falconbridge in respect of Common Shares accepted for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer"): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common

Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Falconbridge to Shareholders prior to the time that the signatory's Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the signatory deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery.

In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the signatory representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Common Shares covered by this Letter of Transmittal with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of Falconbridge and deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Common Shares**"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date of the Offer with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Falconbridge; (b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge; (c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and (d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in this Letter of Transmittal. The acceptance of the Offer pursuant to the

procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the Offer. The undersigned also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

All payments will be made in Canadian dollars, unless the Shareholder deposits Common Shares with the Depositary and elects to receive payment in U.S. dollars by checking Box 2 in this Letter of Transmittal. The amount payable in U.S. dollars will be determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque by first-class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Falconbridge. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in this Letter of Transmittal and (c) any other required documents before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "**TSX**") after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

Any deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror's expense, to the depositing Shareholder as soon as practicable after

the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Falconbridge.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.*

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated: ______________________
______________________ Authorized Signature of Guarantor	______________________ Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)
______________________ Name of Guarantor (please print or type)	______________________ Name of Shareholder or Authorized Representative (please print or type)
______________________ Address of Guarantor (please print or type)	______________________ Daytime telephone number and facsimile number of Shareholder or Authorized Representative

SHAREHOLDER INFORMATION AND INSTRUCTIONS

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS	BLOCK B DELIVERY INSTRUCTIONS
ISSUE CHEQUE IN THE NAME OF AND RETURN FALCONBRIDGE SHARE CERTIFICATES TO:	SEND CHEQUE (Unless Block "D" is checked) TO:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Telephone — Business Hours)	(Telephone — Business Hours)
(Social Insurance or Social Security Number)	(Social Insurance or Social Security Number)

BLOCK C TAXPAYER IDENTIFICATION NUMBER	BLOCK D SPECIAL PICK-UP INSTRUCTIONS
U.S. residents/citizens must provide their Taxpayer Identification Number	☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICES OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ____________________

Date of Guaranteed Delivery ____________________

Name of Institution which Guaranteed Delivery ____________________

BLOCK F
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

<table>
<tr>
<td rowspan="2">SUBSTITUTE
FORM W-9

Department of the Treasury
Internal Revenue

ServicePayer's Request for Taxpayer Identification Number and Certification</td>
<td>Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.</td>
<td>______________________
Social Security Number(s)
(If awaiting TIN, write "Applied For")

OR

____
Employer Identification Number(s)
(If awaiting TIN, write "Applied For")</td>
</tr>
<tr>
<td colspan="2">Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):</td>
</tr>
</table>

Name ____

Business Name ____

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address ____

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("**IRS**") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person ______________________ Date ______________________, 2006

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature ______________________ Date ______________________, 2006

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually executed facsimile copy thereof) together with accompanying certificate(s) representing the Common Shares in respect of which the Offer is being accepted must be received by the Depositary at any of the offices specified below before 8:00 p.m. (Toronto time) on Friday, July 7, 2006, the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

(c) Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) the Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer or a facsimile thereof, properly completed and executed, is received by the Depositary at its Toronto office at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by this Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying share certificate(s) and rights certificate(s), if applicable, must be delivered to the Toronto office of the Depositary.

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this Letter of Transmittal (or a facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal and all other documents required by this Letter of Transmittal are received by the Depositary at any of their offices listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission to the Depositary at its principal office in Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock

Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada or members of the National Association of Securities Dealers of banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered holder, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited herewith, or if Deposited Common Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the registers of Falconbridge or if the cash payable is to be delivered to a person other than the registered holder, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder at it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Box A or, if no address is provided in Box A, then it will be mailed to the address of such holder as it appears on the securities register of Falconbridge. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Deposits

If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number

of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9. Substitute Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "**W-9 Guidelines**") for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Common Shares or SRP Rights, if applicable, additional certificate numbers and number of Deposited Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Common Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable law.

(d) The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing holders of Common Shares agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Managers or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the back page of this Letter of Transmittal.

11. Lost Certificates

If a share certificate or rights certificate, if applicable, has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Falconbridge's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Falconbridge's transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE (TOGETHER WITH CERTIFICATES FOR COMMON SHARES AND SRP RIGHTS, IF APPLICABLE, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 000000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the Person whose number you furnish. If only one person on an account has a social security number, that person's social number must be used.

(2) Circle the minor's name.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(x) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary and Information Agent for the Offer is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Bankers and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022

In the United States

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER (DEFINED BELOW).

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares
(and associated rights under the
shareholder rights plan) of

FALCONBRIDGE LIMITED

Pursuant to the Offer dated May 18, 2006 made by

XSTRATA CANADA INC.

a wholly-owned indirect subsidiary of

XSTRATA PLC

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON FRIDAY, JULY 7, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

Use this Notice of Guaranteed Delivery if you wish to accept the Offer but your share certificate(s) and rights certificate(s), if applicable, are not immediately available or you are not able to deliver your share certificate(s) and rights certificate(s), if applicable, to the Depositary on or before the Expiry Time.

This Notice of Guaranteed Delivery must be used to accept the offer dated May 18, 2006 (the "**Offer**") made by Xstrata Canada Inc. (the "**Offeror**"), a wholly-owned indirect subsidiary of Xstrata plc, for share certificates and rights certificates, if applicable, representing common shares (the common shares collectively and together, unless the context otherwise requires, with associated rights (the "**SRP Rights**") issued and outstanding under the shareholder rights plan of Falconbridge, the "**Common Shares**") of Falconbridge Limited ("**Falconbridge**") only if certificates representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the "**Shareholder**") is not able to deliver the certificates and all other required documents to Kingsdale Shareholder Services Inc. (the "**Depositary**") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set out below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the offer to purchase and related offering circular dated May 18, 2006 (the "**Circular**") have the respective meanings set out in the Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at its Toronto office at or prior to the Expiry Time;

(c) the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and certificates representing SRP Rights

("**Rights Certificates**") have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with the Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "**TSX**") after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) and Rights Certificate(s), if applicable, must be delivered to the Toronto office of the Depositary; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal are received by the Depositary at any of their offices listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (i) such certificate(s) representing the Common Shares and, in certain circumstances, Rights Certificates, and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs; and (ii) in certain cases, Rights Certificates and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the Common Shares and Rights Certificates, if applicable, to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Common Shares is not made, until after the take up and payment for the Common Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO: XSTRATA CANADA INC.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail, Hand or Courier:	*By Facsimile Transmission:*
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	416-867-2271

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE

BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*
		TOTAL:	
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)			

SRP RIGHTS** (To be completed if necessary)			
Certificate Number(s)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*
		TOTAL:	
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)			

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Replacement Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Falconbridge, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Falconbridge and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary, receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

CURRENCY OF PAYMENT

☐ I wish to receive payment of consideration payable under the Offer in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.

A Shareholder who does not check the box above will receive payment of consideration under the Offer in Canadian dollars.

Signature(s) of Holder of Common Shares	Address(es)
Name (please print or type)	
Date	Postal/Zip Code
	Daytime Telephone Number

GUARANTEE OF DELIVERY

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an "**Eligible Institution**") guarantees delivery to the Depositary of the certificates representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.

Name of Firm: ______	Authorized Signature: ______
Address of Firm: ______	Name: ______
______	Title: ______
Telephone Number: ______	Date: ______

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES OR SRP RIGHTS WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The Depositary and Information Agent for the Offer is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Bankers and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, Ontario M5K 1A2

Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2

Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street
Suite 1100
Toronto, ON M5K 1E7

Telephone: (212) 250-6022

In the United States

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005

Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, New York 10019

Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

xstrata

May 18, 2006

Dear Falconbridge Shareholder:

We are pleased to enclose the offer (the "Offer") by Xstrata plc and its wholly-owned indirect subsidiary, Xstrata Canada Inc. (the "Offeror"), to purchase at a price of Cdn. $52.50 cash per share all of the issued and outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights under the Falconbridge shareholder rights plan (collectively, the "Falconbridge Common Shares"), other than any Falconbridge Common Shares owned directly or indirectly by Xstrata plc, and including Falconbridge Common Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the associated rights under the Falconbridge shareholder rights plan) that are convertible into or exchangeable or exercisable for Falconbridge Common Shares. The Offer values the total common share capital of Falconbridge at approximately Cdn. $20.0 billion (approximately US$18.1 billion).

The Offer represents a premium of 12.3% over the value of the revised offer announced by Inco Limited ("Inco") in its competing offer for the Falconbridge Common Shares, based upon the May 5, 2006 closing price on the TSX of Inco shares, the last trading day prior to the announcement of the proposed offer by Teck Cominco Limited ("Teck Cominco") to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer. The Offer also represents a premium of 11.2% over the closing price of Cdn. $47.23 per Falconbridge Common Share on the TSX on May 5, 2006, the last trading day prior to the announcement of Teck Cominco's proposed offer for Inco.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on Friday, July 7, 2006 (the "Expiry Time"), unless extended or withdrawn.

The Offer is subject to certain conditions set forth in the offer to purchase and related circular dated May 18, 2006 (the "Circular"), including there being deposited under the Offer and not withdrawn as at the Expiry Time such number of Falconbridge Common Shares that constitutes, together with Common Shares held by the Offeror and its affiliates, at least 66⅔% of the Falconbridge Common Shares then outstanding (calculated on a fully-diluted basis), and at least a majority of the Falconbridge Common Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction under applicable securities laws.

Detailed instructions for depositing your Falconbridge Common Shares are included in the accompanying Circular, letter of transmittal and notice of guaranteed delivery. Please review these documents carefully. If you have any questions as to how to tender your shares please contact Kingsdale Shareholder Services Inc. at toll-free in North America 1-866-639-7993 or outside North America call collect (416) 867-2272.

Yours truly,

(Signed) *Michael Lawrence Davis*

Michael Lawrence Davis
Chief Executive Officer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Falconbridge Limited.

May 18, 2006

Notice of Offer to Purchase for Cash All of the Outstanding Common Shares

of

FALCONBRIDGE LIMITED

for

C$52.50 per Share

by

XSTRATA CANADA INC.

a wholly-owned subsidiary of

XSTRATA plc

xstrata

Xstrata plc, through its wholly-owned subsidiary Xstrata Canada Inc. (the "Offeror"), is offering (the "Offer") to purchase at a price of C$52.50 cash per share all of the outstanding common shares (together with the associated rights issued and outstanding under the shareholder rights plan, the "Shares") of Falconbridge Limited ("Falconbridge") other than any Shares owned directly or indirectly by Xstrata plc. The Offer, which is subject to certain conditions, is set forth in the offer to purchase and related offering circular dated May 18, 2006 (the "Circular"), a copy of which is being filed with the securities regulatory authorities in Canada and with the United States Securities and Exchange Commission and which should be made available by such authorities through the Internet at www.sedar.com and www.sec.gov, respectively.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on Friday, July 7, 2006 (the "Expiry Time"), unless extended or withdrawn.

The Offer is subject to certain conditions that are described in the Circular, including there being deposited under the Offer and not withdrawn, at the Expiry Time, together with Shares held by the Offeror and its affiliates, at least 66⅔% of the outstanding Shares (on a fully-diluted basis) and at least a majority of the shares then outstanding (on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction under applicable securities laws. The Offer is also subject to the condition that the shareholders of Xstrata plc approve the acquisition of the Shares by the Offeror, as required by the Listing Rules of the United Kingdom Financial Services Authority. Xstrata plc intends to call a meeting of its shareholders to be held in June, 2006 to approve the acquisition of the Shares pursuant to the Offer. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any shares deposited under the Offer unless each of the conditions is satisfied or waived at or before the Expiry Time.

The Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "FAL.LV" and the New York Stock Exchange under the symbol "FAL". The closing price of the Shares on the TSX on May 16, 2006, the last trading day prior to the announcement of the Offeror's intention to make an Offer, was Cdn. $54.00. The Offer represents a premium of 12.3% over the value of the revised offer made by Inco Limited ("Inco") in its competing offer for the Falconbridge Shares, based upon the closing price on the TSX of Inco shares on May 5, 2006, the last trading day prior to the announcement by Teck Cominco Limited of its intention to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer. The Offer also represents a premium of 11.2% over the closing price of C$47.23 per Falconbridge Share on the TSX on May 5, 2006.

Xstrata plc has obtained commitments from financial institutions to finance the Offer.

A request has been made to Falconbridge for the use of Falconbridge's shareholder list and security position listings for the purpose of disseminating the Circular to Falconbridge's shareholders. When that list is provided, the Circular and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Falconbridge's shareholder list.

The Offer is made solely by the Circular and is not being made to (nor will deposits be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. **The Circular contains important information that shareholders should read in its entirety before making any decision with respect to the Offer.**

The Depositary and Information Agent for the Offer is

KINGSDALE
CAPITAL CORPORATION

130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone: 1-866-639-7993

Outside North America, Bankers and Brokers Call Collect: (416) 867-2272
e-mail: contactus@kingsdaleshareholder.com

The Dealer Managers in Canada are:

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, ON M5K 1A2
Telephone: (416) 982-4594

JP Morgan Securities Canada Inc.
Royal Bank Plaza
Toronto, ON M5J 2J2
Telephone: (416) 981-9200

Deutsche Bank Securities Limited
222 Bay Street, Suite 1100
Toronto, ON M5K 1E7
Telephone: (212) 250-6022

The Dealer Managers in the United States are:

JP Morgan Securities Inc.
277 Park Avenue
New York, NY 10172
Telephone: (212) 270-6000

Deutsche Bank Securities Inc.
60 Wall Street, 45th Floor
New York, NY 10005
Telephone: (212) 250-6022

TD Securities (USA) LLC
31 West 52nd Street, 20th Floor
New York, NY 10019
Telephone: (212) 827-7316

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a) ***the name and address of the offeror:***

1184760 Alberta Ltd.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b) ***the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;***

Not applicable.

(c) ***the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;***

1184760 Alberta Ltd. (the "offeror") beneficially owns and controls 73,665,996 common shares of Falconbridge Limited ("Falconbridge"), representing approximately 19.8% of the issued and outstanding common shares of Falconbridge.

(d) ***the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:***

(i) ***the offeror, either alone or together with any joint actors, has ownership and control;***

See paragraph (c) above.

(ii) ***the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and***

None.

(iii) ***the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;***

None.

(e) ***the name of the market in which the transaction or occurrence that gave rise to this report took place:***

Not applicable.

(f) ***the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;***

On May 17, 2006, Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata", and together with the offeror, collectively, the "Reporting Persons"), announced its intention to make an offer to acquire all the issued and outstanding common shares of Falconbridge (together with the associated rights issued and outstanding under Falconbridge's shareholder rights plan), other than the common shares of Falconbridge owned directly or indirectly by Xstrata or its affiliates, for a purchase price of C$52.50 per share (the "Offer"). A copy of the news release is attached as Schedule A.

The foregoing description of the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Offer, which Xstrata expects to file with Canadian regulatory authorities on May 18, 2006.

(g) ***the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;***

Not applicable.

(h) ***the names of any joint actors in connection with the disclosure required by this report;***

Xstrata Canada is a wholly-owned indirect subsidiary of the offeror, which is a wholly-owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly-owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i) ***in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and***

Not applicable.

(j) ***if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.***

See paragraph (f) above.

DATED this 17th day of May, 2006.

1184760 ALBERTA LTD.

by (signed) *Benny Steven Levene*

Name: Benny Steven Levene

Title: President and Secretary

Schedule A

xstrata

XSTRATA PLC ANNOUNCES C$52.50 PER SHARE CASH OFFER FOR FALCONBRIDGE LIMITED

NEWS RELEASE

Toronto and Zug, 17 May 2006

Highlights

- Fully underwritten all-cash offer of C$52.50 per share
- Substantially earnings and cash flow accretive in first full year of consolidation
- Diversification on a par with the best in the industry
- Significant enhancement of growth options
- Creation of world's fifth largest diversified mining company, with long-term value potential

Xstrata plc ("Xstrata" or the "Company") announces its offer to acquire the outstanding common shares ("Falconbridge shares") of Falconbridge Limited ("Falconbridge") not already owned by the Xstrata group for C$52.50 in cash per Falconbridge share or C$16.1 billion in total, approximately US$14.6 billion (the "Xstrata Offer" or the "Offer"), valuing the total common share capital of Falconbridge at approximately C$20.0 billion (approximately US$18.1 billion). The Offer will be open until Friday 7 July 2006. The offer and offering circular is expected to be filed on 18 May 2006 and mailed to Falconbridge shareholders shortly thereafter.

The combination of Xstrata and Falconbridge (the "Enlarged Group") will create the world's fifth largest diversified mining company, with leading market positions in copper, nickel, thermal and metallurgical coal, zinc, together with ferroalloys and a world-class pipeline of growth projects. Xstrata believes there is a compelling strategic rationale for and substantial benefits to be gained from the combination of the two businesses and that the transaction is in

the best interests of both Xstrata and Falconbridge and their respective shareholders, customers, employees and other stakeholders.

Xstrata's offer price represents a premium of:

- 12.3% over the value of the revised offer announced by Inco Limited ("Inco") in its competing offer for Falconbridge, based upon the 5 May 2006 closing price on the TSX of Inco shares, the last trading day prior to the announcement of the proposed offer by Teck Cominco Limited ("Teck Cominco") to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer; and
- 11.2% over the closing price of C$47.23 per Falconbridge share on 5 May 2006, the last trading day prior to the announcement of Teck Cominco's proposed offer for Inco

The acquisition of Falconbridge (the "Falconbridge Acquisition") will be financed through newly committed bank debt facilities. Xstrata has committed to refinance a portion of these facilities, following completion of the transaction, by means of equity capital raising to the extent required to maintain the Enlarged Group's investment grade rating.

Xstrata's acquisition of Falconbridge is conditional, among other things, on approval by Xstrata shareholders at a meeting to be held in June, certain regulatory consents (including Investment Canada approval) and valid acceptances of the Xstrata Offer which, together with the Falconbridge shares already owned by the Xstrata group, constitute at least $66^2/_3$% of the Falconbridge shares on a fully-diluted basis. Once the $66^2/_3$% acceptance level is met, Xstrata intends to take steps to acquire any outstanding Falconbridge shares. Xstrata may waive the conditions of the Xstrata Offer in certain circumstances.

Xstrata is confident that its acquisition of Falconbridge will deliver significant benefits to the operations, employees and stakeholders of Falconbridge. Given the Group's stated growth strategy, Xstrata believes its position as a major and long-term direct investor in its Canadian businesses will be of material overall benefit to Canada. Xstrata therefore expects to receive the necessary clearance under the Investment Canada Act in due course. Xstrata is also confident that the Xstrata Offer will not encounter substantive anti-trust issues in Canada, the United States or Europe and will promptly receive the necessary competition authority clearances.

Xstrata currently owns 73,665,996 Falconbridge shares, representing approximately 19.8% of Falconbridge's issued share capital. At the Xstrata offer price of C$52.50 per Falconbridge share, the average cost per share of acquiring all of Falconbridge's shares, including those already owned, will be approximately C$47.76. Xstrata's Directors believe that the Falconbridge Acquisition will be substantially earnings per share and cash flow per share accretive in the first full year of consolidation.

Mick Davis, Xstrata Chief Executive, said, "The proposed combination of Falconbridge and Xstrata will create an outstanding global mining company, ideally positioned to create further value for all stakeholders through active involvement in the ongoing consolidation of our industry. I believe our all cash offer of C$52.50 per share delivers to Falconbridge shareholders a compelling opportunity to realise a guaranteed cash value with no market and

minimal regulatory risk and is significantly superior to the revised offer that Inco has made for Falconbridge.

"In this transaction, we have based our valuation on a considered view of long run prices, taking into account our expectation that commodity prices will remain above historical averages for a number of years, while also recognising the prevailing market conditions. Accordingly, we believe we have priced our offer at a level that is highly attractive to Falconbridge shareholders, yet at a sensible level for Xstrata shareholders. Our previous acquisition of 19.8% of Falconbridge at the lower price of C$28 per share reduces our total weighted average acquisition price and provides Xstrata with a C$4.74 per share advantage, enabling us to make this compelling cash offer to Falconbridge shareholders.

"A lot of attention has been directed at the business case for a merger between Inco and Falconbridge, based on assumptions of operating synergies at Sudbury. However, given the immense value inherent in the combination of our copper businesses in Latin America, Xstrata is the natural partner for Falconbridge. The Falconbridge and Tintaya acquisitions would increase Xstrata's annual attributable copper production capacity to around one million tonnes. More importantly, the Enlarged Group's new copper business will have exceptional flexibility to optimise product flows between operations and to extract real value from the expansion options inherent in the integrated copper operations. Our Latin American presence holds significant potential for integrating future Las Bambas, Collahuasi or Tintaya expansions through the Falconbridge processing facilities in either Chile or Canada. This is completely in line with Xstrata's strategy and proven track record of generating long-term value and efficiencies from entrepreneurial, NPV-led investment – not from a narrow focus that only cuts costs or people.

In similar vein, while we have certainly made some reasonable assumptions about the optimisation of the Sudbury business, we believe there is considerable value in growing the Falconbridge nickel assets into a major global business from its Toronto base."

Inco Offer

Without any prior discussion with Xstrata, Falconbridge's largest shareholder, Inco and Falconbridge announced in October an offer by Inco to purchase the entire issued common share capital of Falconbridge and entered into a support agreement, which Xstrata believes was structured unduly in favour of Inco. This agreement includes, amongst other things, restrictive non-solicitation covenants, an opportunity for Inco to match any third-party offer within a 7-day period and a break fee (which is likely to be payable by Falconbridge to Inco). A revised Inco offer was announced on 13 May 2006 and approved by Falconbridge's board, which also agreed to increase the break fee by 40% to US$450 million, in an apparent attempt to thwart a superior offer by Xstrata. Its effect is to deprive Falconbridge shareholders of a further US$130 million of value.

The Inco offer closing date has been extended on a number of occasions due to continuing investigations by the United States and European anti-trust authorities and is currently due to close on or before 30 June 2006. On 8 May 2006, Falconbridge announced that it and Inco understood that the European Commission would shortly be issuing a 'Statement of Objections' in respect of the Inco offer. To achieve regulatory clearance, Inco and

Falconbridge may be required to offer further remedies or disposals to meet the requirements of the anti-trust authorities.

Commenting, Mick Davis said: "I have no doubt that Xstrata has today made a superior and more certain offer to Falconbridge shareholders. The board of Falconbridge now has a duty to its shareholders to give our offer due and proper consideration. Inco's revised offer is difficult to evaluate and potentially misleading as it is based on an Inco share price that is supported at an elevated level largely because of the recent proposed offer from Teck Cominco. However, the proposed Teck Cominco offer is conditional on Inco not completing its proposed takeover of Falconbridge. Consequently if Inco is successful, the Teck Cominco offer fails and the Inco share price is likely to decline further and Falconbridge shareholders in that case will not receive the C$51.17 per share reported by Inco. In addition, given the continuing delays in regulatory approvals and the questions raised by the anti-trust authorities, Falconbridge shareholders may be concerned whether the deal proposed by Inco can be completed.

"These value and time considerations, and the restrictive nature of the support agreement between Inco and Falconbridge, have led us to put our proposal directly to Falconbridge shareholders, to ensure they have full opportunity to consider and assess the merits of our cash offer for themselves."

Prospects for a combined Xstrata and Falconbridge

Together with Xstrata's recent acquisition of one-third of the Cerrejón coal operations and its agreement to acquire the Tintaya copper asset announced yesterday, the Enlarged Group will have the scale, diversification and quality of assets from which Xstrata can continue to create significant value for all stakeholders through:

- greater critical mass, enhancing the Enlarged Group's ability to compete and grow within an increasingly consolidated global metals and mining industry;
- a world-class portfolio of assets, characterised by five global commodity businesses that comprise large-scale, long-life, robust, cash generative operations, competitively positioned within their respective industries;
- diversification of geographic, commodity and currency risk that Xstrata believes is on a par with the best in the mining industry, with an excellent spread of operating assets across North and South America, Europe, Australia and South Africa, and operations in seven major international commodity markets;
- entry into a significant new global business, nickel, comprising long-life assets with excellent development opportunities;
- an attractive balance of exchange-traded (copper, nickel, zinc, aluminium) and bulk negotiated commodities (thermal coal, coking coal, ferrochrome) that will provide increased financial flexibility, with improved stability and security of cash flows through the economic cycle;
- a significantly enhanced pipeline of brownfield and greenfield growth projects which extend the life of the existing operations and ensure long-term organic growth and optionality; and
- the combined expertise of Xstrata and Falconbridge's workforce and management

at a time when there is elevated competition for skills in the mining sector.

Xstrata believes that the combination of the Las Bambas and Tampakan copper projects with Falconbridge's El Pachón and El Morro projects, together with the brownfield potential that exists at Collahuasi, Lomas Bayas, Altonorte and Tintaya, would provide Xstrata with a suite of world-class, internal growth options in copper. In addition Xstrata will have a strong pipeline of nickel growth opportunities, in particular at Sudbury with the late stage Nickel Rim project, brownfield expansions at both Raglan and Falcondo, together with the Koniambo and Kabanga resources. This would be complemented by the extensive, low-risk, brownfield expansion potential that already exists in Xstrata's coal, zinc and alloys businesses.

Xstrata estimates that, if the Falconbridge Acquisition, the acquisition of one-third of Cerrejón and the acquisition of Tintaya had become effective on 1 January 2005, approximately 45% of the Enlarged Group's EBITDA for the year ended 31 December 2005 would have been generated from the Enlarged Group's copper business, approximately 25% from the coal business, around 15% from the nickel business, and approximately 5% from each of the zinc, ferroalloys and aluminium business (see footnote).

On the same basis, Xstrata estimates that approximately 30% of the Enlarged Group's revenue for the year ended 31 December 2005 would have been generated from North America, approximately 25% from each of Australia and South America, and approximately 10% from each of Europe and South Africa (see footnote).

Mick Davis said, "The compelling case for the combination of Falconbridge with Xstrata, and our high regard for the management team in Falconbridge, was reflected in our purchase of a significant stake in the company last year. The Enlarged Group will benefit from substantially enhanced critical mass, diversification and internal growth potential at a time when global demand for our products looks set for a prolonged period of sustained growth."

Benefits to Canada

Xstrata is confident that the acquisition of Falconbridge will deliver significant overall benefits to Canada.

Consistent with Xstrata's highly decentralised management structure, Xstrata intends to establish Xstrata Nickel as an additional standalone commodity business, with its global head office in Toronto. Further regional offices for the Enlarged Group's copper and zinc operations would also be established in Canada, with management of Canadian operations maintained on a business-as-usual basis. In contrast to the proposed Inco-Falconbridge bid, the Xstrata acquisition is expected to have a positive impact on long-term employment growth in the regions of Canada where Falconbridge is active because of the lack of overlap of Xstrata and Falconbridge's operations.

Xstrata has a track record of investing in its businesses in line with its stated growth strategy and is committed to investing in Falconbridge operations to secure the long-term future of these assets. Falconbridge operations and the new Xstrata Nickel will benefit from the enhanced capacity of the Enlarged Group to access international capital markets. Capital expenditure is expected to increase, to advance rapidly the Enlarged Group's suite of growth

projects, including additional near-mine exploration in Canada. The robust earnings profile and greater scale of the Enlarged Group will enable Xstrata's Canadian operations to benefit from Xstrata's commitment to set aside 1% of pre-tax profit for its social involvement programmes. In line with the Group's decentralised management structure, decisions regarding support for community initiatives, mining-related research and development, procurement and education in Canada, as for operational matters, will be made locally.

Anticipated annualised cash cost savings of around US$120 million comprise reductions in certain duplicated head office and administrative functions and non-Canadian exploration activity, together with a proportional share of the synergies identified by Inco and Falconbridge from the Sudbury nickel businesses. In addition Xstrata expects to benefit from the incorporation of Falconbridge into the Xstrata Group's financial structure and from synergies arising from the optimisation of material flows across Xstrata's enlarged copper and zinc businesses. Given Xstrata's limited presence in Canada, the complementary nature of the two businesses and Xstrata's minimal head office staff of around 35 people, the impact of the Xstrata acquisition on head office numbers at Falconbridge is expected to be substantially less than the combined head office redundancies likely to occur if the merger of Falconbridge and Inco were to be completed.

The new Xstrata Nickel will be focused on rapidly growing as a global business by advancing Falconbridge's range of growth projects in nickel. As Xstrata has no existing nickel assets, the Falconbridge projects will be grown without any competition for financial and other resources that could otherwise lead to deferment of projects. Xstrata is therefore more motivated to grow the business than any other potential owner and will move as quickly as market demand allows to deploy its expertise and capital to realise the additional value inherent in the new global nickel business. As the new owner of Falconbridge, Xstrata would be fully committed to working with Inco and other key stakeholders to optimise the Sudbury operations in order to ensure they remain competitive on a long-term basis and through more normalised nickel pricing environments. However, Xstrata believes that the clear majority of these synergies relates to the optimisation of product flows and regional cooperation, rather than any aggressive cutting of the Falconbridge workforce. Xstrata has therefore committed not to make any lay-offs at Sudbury for a three-year period, from the date of acquisition.

Commenting, Mick Davis said, "Within Xstrata, we are excited about the immense opportunities that this acquisition opens up for all the stakeholders in the enlarged business. Our acquisition of MIM Holdings in Australia, for example, has shown the very real benefits for employees and communities of becoming part of a larger global group that devolves authority and local management responsibility to the operations.

"Our commitment to genuine partnerships with our stakeholders, to create shareholder value while delivering long-term benefits to local communities, remains absolute. An important attraction in acquiring Falconbridge is the considerable expertise of Falconbridge's workforce and management, and I have no doubt that the new colleagues and the many stakeholders who would join us from Falconbridge will benefit from being part of the Enlarged Group."

Financing of the Falconbridge Acquisition

New bank debt facilities have been underwritten by Barclays Bank PLC, Deutsche Bank AG London ("Deutsche Bank"), JP Morgan Chase Bank, N.A. and The Royal Bank of Scotland plc.

These new syndicated loan arrangements have been entered into expressly to provide debt financing for the Falconbridge Acquisition, to refinance Xstrata's existing bank debt and certain existing indebtedness of Falconbridge and to provide working capital facilities for the Enlarged Group. Drawdown under the new debt facilities is conditional, amongst other things, upon the passing of each of the ordinary resolutions to be proposed at the extraordinary general meeting of Xstrata shareholders described below.

If the Falconbridge Acquisition is completed, Xstrata has committed to undertake one or more equity capital offerings to refinance a portion of the new debt facilities. Deutsche Bank and J.P. Morgan Securities Ltd. ("JPMSL") have irrevocably undertaken to underwrite any future equity offering to raise funds to repay any amounts outstanding, under a US$7.0 billion subordinated debt facility agreement (the "Equity Bridge Facility Agreement"), to raise, in aggregate, such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, together with costs and expenses (the "Refinancing Amount"). The Refinancing Amount will be raised by way of an underwritten rights issue of ordinary shares to existing Xstrata shareholders, unless Xstrata, with the prior approval of Deutsche Bank and JPMorgan Cazenove Limited ("JPMorgan Cazenove"), determines otherwise.

The timing and terms of any such equity offering or offerings will be based on an assessment of the Enlarged Group's capital structure following the successful acquisition of Falconbridge. Xstrata is committed to maintaining a solid investment grade credit rating. The directors of Xstrata are confident that any rights issue will be fully supported by Glencore International AG ("Glencore International").

Xstrata has conducted a preliminary accounting review based on public information, and expects that a fair value allocation of the Falconbridge purchase price will be allocated approximately evenly between depreciable and non depreciable assets. This allocation will be further assessed once the directors of Falconbridge grant Xstrata and its advisors access to the company.

Equity Placing

In a separate news release issued today, Xstrata announced its intention to repay through an equity placing a portion of the outstanding debt incurred in relation to the acquisitions of the initial stake of approximately 20% in Falconbridge and the acquisition of a one third interest in Cerrejón.

Circular to shareholders, EGM and irrevocable undertakings

A circular to Xstrata shareholders (the "Circular"), which will contain further information on the Falconbridge Acquisition, is expected to be posted to Xstrata shareholders within the next two weeks. The Circular will include a notice convening an Extraordinary General Meeting (the "EGM") to approve, inter alia, the Falconbridge Acquisition, an increase in Xstrata's authorised share capital and an increase in the number of securities Xstrata directors are authorised to allot, to enable Xstrata to make one or more equity issues to refinance debt under the Equity Bridge Facility Agreement. The EGM is expected to be held by the end of June 2006.

Xstrata has received irrevocable undertakings representing a total of 252,601,000 ordinary shares or approximately 37.57% of Xstrata's issued ordinary share capital from Glencore International and Credit Suisse Securities (Europe) Limited to vote in favour of the Falconbridge Acquisition and the other resolutions to be proposed at the EGM.

ends

Falconbridge Shareholders with questions please contact:
Kingsdale Shareholder Services Inc.

North American Toll Free:	**1-866-639-7993**
Outside North America, Banks and Brokers Call Collect	**+1 (416) 867-2272**
Email:	**contactus@kingsdaleshareholder.com**

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Dial in numbers for both Conference calls: United Kingdom: +44 20 7070 5465 Canada & US: 1866 314 3683 Australia: 18000 47 862	
Replay Numbers European Conference Call	Replay Numbers North American Conference Call
UK: +44 208 196 1998 Canada/US: 1866 583 1035 Australia: 1800 268 910 Access code ("account number") - **981650**	Canada/US: 1866 583 1035 UK: +44 20 8196 1998 Australia: 1800 268 910 Access code ("account number") – **719061**
The live webcast will be available from: http://www.Xstrata.com/Falconbridge The webcast presentation will be available as an archive from Xstrata's website following the event	

For further information, please contact:

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@Xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Ernie Lalonde
National Public Relations
Telephone +1 416 848 1423
Email elalonde@national.ca

Michael Oke
Aura Financial
Telephone +44 20 7321 0000
Mobile +44 7834 368 299

Deutsche Bank contacts

Brett Olsher
Telephone +44 20 7545 6459
Mobile +44 7768 022884
Email brett.olsher@db.com

Charlie Foreman
Telephone +44 20 7547 6843
Mobile + 44 7767 374365
Email charlie.foreman@db.com

JP Morgan Cazenove contacts

Ian Hannam
Telephone +44 20 7155 8641
Mobile +44 7785 302 693
Email ian.c.hannam@jpmorgancazenove.com

Barry Weir
Telephone +44 20 7155 4847
Mobile + 44 7775 514 319
Email barry.weir@jpmorgancazenove.com

TD Securities contacts

Ewan Mason
Telephone +1 (416) 308-3099
Email ewan.mason@tdsecurities.com

Bill Quinn
Telephone +1 (416) 307-8480
Email bill.quinn@tdsecurities.com

Note on geographical and commodity splits:

Xstrata EBITDA is presented as the aggregated results of Xstrata, Xstrata's attributable share of Cerrejón, which is assumed to be all thermal coal, and Tintaya, which is assumed to be all copper. The accounting basis of Xstrata's attributable share of Cerrejón and Tintaya estimated aggregated EBITDA may differ following consolidation with the Xstrata Group. Xstrata has not assessed the potential impact of adjusting the accounting policies of Cerrejón, Tintaya or Falconbridge the accounting policies used in the source of the estimated information to those of the Xstrata Group.
Xstrata EBITDA includes the results of associates, and is before unallocated costs and non-trade items and the results of discontinued operations. Cerrejón and Tintaya EBITDA is calculated as earnings before net interest, taxation, depreciation and amortisation. Falconbridge EBITDA, which is assumed to be all Americas, is derived as income generated on operating assets adding back depreciation, amortisation and accretion charges and is before the deduction of unallocated expenses.

Xstrata revenue is presented as the aggregated results of Xstrata, Xstrata's attributable share of Iliad, which is assumed to be all South America, and Tintaya, which is assumed to be all South America. The accounting basis of Xstrata's attributable share of Cerrejón and Tintaya estimated aggregated revenue may differ following consolidation with the Xstrata Group. Xstrata has not assessed the potential impact of adjusting the accounting policies of Cerrejón, Tintaya or Falconbridge the accounting policies used in the source of the estimated information to those of the Xstrata Group. Falconbridge revenue split is calculated before "other" regions revenue as there is insufficient information to split other revenue by component geography.

Source: Xstrata: 2005 IFRS audited financial information from 2005 annual report; Falconbridge: Canadian GAAP audited financial information extracted from Q4 2005 results presentation; Cerrejón: Extracted from BHP Billiton annual report (year ended 30 June 2005, supplementary information and half yearly report (6 months ended 31 December 2005), supplementary information; Tintaya: EBITDA and revenue for the year to 30 June 2005 as extracted from Xstrata plc announcement in respect of the acquisition of Tintaya, dated 16 May 2006

Notes to editors

Information on Falconbridge

Falconbridge is a leading international copper and nickel company with investments in fully integrated zinc and aluminium assets, with additional by-products and co-products, including silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

Falconbridge is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminium, cobalt, lead, molybdenum, silver, gold and sulphuric acid. It is also one of the world's largest recyclers and processors of metal-bearing materials.

For the year ended 31 December 2005, Falconbridge had audited consolidated revenues of US$8,148 million (2004: US$6,764 million), EBITDA of US$2,236 million (2004: US$1,771 million)

and profit before taxation of US$1,391 million (2004: US$945 million). Falconbridge had audited gross assets as at 31 December 2005 of US$12,418 million. The Falconbridge financial information presented above has been extracted without material amendment from published financial reports prepared under Canadian Generally Accepted Accounting Principles.

So far as Xstrata is aware, Aaron W. Regent, President, Derek G. Pannell, Chief Executive Officer, Steven J. Douglas, Executive Vice-President and Chief Financial Officer and Ian Pearce, Chief Operating Officer, are key individuals important to Falconbridge. Further biographical details of these individuals will be included in the circular to Xstrata shareholders referred to above.

Each of Deutsche Bank, JPMorgan Cazenove and TD Securities Inc is acting exclusively for Xstrata plc and no one else in connection with the Falconbridge Acquisition and will not be responsible to anyone other than Xstrata plc for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The Offer is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Xstrata Offer (as the same may be varied in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular document being delivered to Falconbridge and filed with Canadian provincial securities regulators and to be mailed to Falconbridge shareholders by the Offeror and the Company.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

This announcement contains certain information relating to Falconbridge and the Falconbridge group. Whilst Xstrata carried out a limited due diligence exercise in respect of Noranda and Old Falconbridge assets in the first half of 2004, it has not had any due diligence access to Noranda or Old Falconbridge since then nor has it had any due diligence access to Falconbridge since its creation through the amalgamation of Noranda and Old Falconbridge on 30 June 2005, including at the time of the Xstrata group's acquisitions of Falconbridge shares in August and September 2005. Xstrata believes it does not currently have access to any material non-public financial or other information in respect of the Falconbridge group. Consequently, the information in this announcement relating to Falconbridge and the Falconbridge group (other than in relation to the trading prices of Falconbridge shares on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange which is sourced from Bloomberg) has been compiled from information included in public documents filed by the Falconbridge group only and has not been commented on or verified by Falconbridge or Xstrata or the directors of Falconbridge or the directors of the Company.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to the Company and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of each of the Falconbridge Acquisition and the proposed acquisition by the Xstrata group of Tintaya which was announced by the Company on 16 May 2006 (the "Tintaya Acquisition") and therefore such references include the Xstrata group as enlarged by the Falconbridge group and by Tintaya. Completion of the Falconbridge Acquisition and the Tintaya Acquisition are subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Xstrata Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities. The securities of Xstrata referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and/or the Tintaya Acquisition and the expected completion, and timing of completion of, the Falconbridge Acquisition and/or the Tintaya Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that Xstrata shareholders may not vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting, the risks that the Xstrata group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the other conditions of the Falconbridge Acquisition or the Tintaya Acquisition may not be satisfied on a timely basis or at all, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 (the "Cerrejón Acquisition") and/or the Tintaya Acquisition and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules and the Disclosure Rules of the Financial Services Authority), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

RECEIVED
2006 MAY 24 A 9:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT OF A TAKE-OVER BID

Section 189.1.3 of the regulations to the *Securities Act* (Québec)

1. **Name and Address of the Offeree company**

   Falconbridge Limited ("Falconbridge")
   181 Bay Street, Suite 200
   Toronto, ON M5J 2T3

2. **Name and address of the Offeror:**

   Xstrata Canada Inc. (the "Offeror")
   100 King Street West, Suite 4400
   Toronto, ON M5X 1B1

3. **Designation of the securities that are subject to the bid:**

   Common shares of Falconbridge, collectively and together with associated rights (the "SRP Rights") outstanding under the shareholder rights plan of Falconbridge (the "Common Shares")

4. **Date of bid:**

   May 18, 2006

5. **Maximum number of securities of the class subject to the bid which are sought by the Offeror:**

   All of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc, and including Common Shares that may become issued and outstanding after the date of the bid upon the conversation, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares.

6. **Value, expressed in Canadian dollars, of the consideration offered per security:**

   Cdn.$52.50 in cash per Common Share.

7. **Fee payable in respect of the bid, as calculated under subsection 271.4(1) of the *Securities Act* (Québec)**

   The minimum fee of $1,000 is included with this report. The remaining fees, if any, calculated under Section 271.4(1) will be paid once the Offeror has determined how many Canadian holders of Common Shares there are, and thus the total consideration offered in Canada for the Common Shares.

DATED this 18th day of May, 2006.

XSTRATA CANADA INC.

by (signed) *Benny Steven Levene*

Name: Benny Steven Levene

Title: President and Secretary

XSTRATA PLC

by (signed) *Benny Steven Levene*

Name: Benny Steven Levene

Title: Chief Legal Counsel

VALUATION AND FAIRNESS OPINION

TD Securities

TD Securities Inc.
TD Tower
66 Wellington Street West, 8th Floor
Toronto, Ontario M5K 1A2

March 8, 2005

The Special Committee of the Board of Directors
Falconbridge Limited
Suite 200
181 Bay Street
Toronto, Ontario
M5J 2T3

To the Special Committee:

TD Securities Inc. ("TD Securities") understands that Falconbridge Limited ("Falconbridge") has entered into a support agreement dated March 8, 2005 (the "Support Agreement") with Noranda Inc. ("Noranda" or the "Offeror") pursuant to which Noranda has agreed to make an offer (the "Offer") to acquire all of the outstanding common shares of Falconbridge ("Falconbridge Shares") not already owned by Noranda or its affiliates. TD Securities understands that Noranda and its affiliates currently own approximately 59% of the issued and outstanding Falconbridge Shares. TD Securities further understands that the consideration under the Offer (the "Consideration") is 1.77 (the "Exchange Ratio") common shares of Noranda for each Falconbridge Share. The specific terms and conditions of the Offer are to be described in the offer to purchase and take-over bid circular (the "Noranda Circular") which is to be mailed to holders of the Falconbridge Shares in connection with the Offer.

TD Securities also understands that Noranda has also agreed to proceed with a share exchange issuer bid (the "Issuer Bid") pursuant to which Noranda will offer to purchase up to approximately 63.4 million of its common shares in exchange for three series of junior preferred shares of Noranda with an aggregate stated value of US$1.25 billion. Brascan Corporation ("Brascan") currently holds directly and indirectly approximately 41% of the common shares of Noranda. TD Securities understands that Brascan has entered into a lock-up agreement with Noranda pursuant to which, subject to the satisfaction of certain conditions, Brascan has agreed to deposit all of the Noranda common shares owned by Brascan and its subsidiaries to the Issuer Bid.

TD Securities also understands that a committee (the "Special Committee") of members of the board of directors (the "Board") of Falconbridge who are independent of Brascan, Noranda and Falconbridge management has been constituted to consider the Offer and make recommendations thereon to the Board. TD Securities understands that the Offer is an "insider bid" within the meaning of Ontario Securities Commission Rule 61-501 and Policy Statement No. Q-27 of the Autorité des marchés financiers du Québec (collectively, the "Policies"). The Special Committee has retained TD Securities to provide financial advice and assistance to the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee of a formal valuation of the Falconbridge Shares and the Consideration (individually the "Valuation", or collectively as the context requires, the "Valuations") in accordance with the requirements of the Policies and its opinion as to the fairness (the "Fairness Opinion") of the Consideration, from a financial point of view, to the holders of Falconbridge Shares other than Noranda and its affiliates (the "Minority Shareholders").

ENGAGEMENT OF TD SECURITIES BY THE BOARD OF DIRECTORS

TD Securities was first contacted by Falconbridge on January 24, 2005, and was engaged by the Special Committee pursuant to an engagement agreement (the "Engagement Agreement") dated February 2, 2005. On March 8, 2005, at the request of the Special Committee, TD Securities orally delivered the substance of the Valuations and Fairness Opinion. The Valuations and Fairness Opinion contained herein provide the same

opinion, in writing, as of March 8, 2005. The terms of the Engagement Agreement provide that TD Securities will receive a fee of $1,500,000 for its services and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, Falconbridge has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to TD Securities is not contingent in whole or in part on the outcome of the Offer and related transactions described in the Noranda Circular or on the conclusions reached in the Valuations or the Fairness Opinion.

Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Valuations and Fairness Opinion, with a summary thereof in a form acceptable to TD Securities, in the Noranda Circular and the directors' circular (the "Directors Circular") which will be mailed to Falconbridge shareholders in connection with the Offer, and to the filing thereof by Falconbridge and Noranda with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is an investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

The Valuations and Fairness Opinion are the opinions of TD Securities and their form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuations and Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "IDA") but the IDA has not been involved in the preparation or review of the Valuations and Fairness Opinion.

INDEPENDENCE OF TD SECURITIES

Neither TD Securities nor any of its affiliated entities (as such term is defined for the purposes of the Policies):

1. is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of the Policies) of Falconbridge, Noranda or Brascan or their respective associates or affiliates (as such terms are defined for the purposes of the Policies) (collectively, the "Interested Parties");
2. is an advisor to any of the Interested Parties with respect to the Offer or any of the related transactions as described in the Noranda Circular (except as financial advisor to the Special Committee);
3. is a manager or co-manager of a soliciting dealer group formed in respect of the Offer or any of the related transactions as described in the Noranda Circular; or
4. has a financial incentive in respect of the conclusions reached in the Valuations and Fairness Opinion or has a material financial interest in the completion of the Offer or any of the related transactions as described in the Noranda Circular.

During the 24 months preceding the engagement by the Independent Committee, TD Securities has provided various financial advisory services in connection with unrelated transactions, and has participated in various other securities offerings and financial transactions involving certain of the Interested Parties. The Toronto-Dominion Bank ("TD Bank"), the parent company of TD Securities, is a lender pursuant to certain credit facilities involving Noranda, Brascan and other Interested Parties.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its

clients on investment matters, including matters with respect to the Offer, Falconbridge, Noranda, Brascan, or other Interested Parties.

The fees paid to TD Securities in connection with the mandates outlined above, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and Falconbridge, Noranda, Brascan or any Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Falconbridge, Noranda, Brascan or any Interested Party, and TD Bank may provide banking services to Falconbridge, Noranda, Brascan or any Interested Party.

SCOPE OF REVIEW

In connection with the Valuations and Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. draft Support Agreement dated March 7, 2005;
2. draft terms of the junior preferred shares of Noranda to be issued in connection with the Issuer Bid and discussions with senior management of Noranda regarding the financial impact to Noranda of the junior preferred shares;
3. January 2005 presentation document by Noranda to the Board outlining a proposal for a transaction between Noranda and Falconbridge and a Noranda issuer bid;
4. unaudited financial statements for Falconbridge and Noranda as at and for the year ended December 31, 2004;
5. audited financial statements for Falconbridge and Noranda as at and for the years ended December 31, 2001, 2002, and 2003;
6. annual reports, annual information forms and management information circulars for Falconbridge and Noranda for the years ended December 31, 2001, 2002, and 2003;
7. press releases and other regulatory filings made by Falconbridge and Noranda during the past three years;
8. management-prepared operating and financial projections for each of the primary assets of Falconbridge and Noranda;
9. review of extensive due diligence files contained in a data room prepared by Falconbridge and Noranda including such items as internal management presentations, detailed tax disclosure, engineering reports, loan documents, and material contracts;
10. minutes of the meetings of the Boards of Directors and selected committees of Falconbridge and Noranda;
11. detailed discussions with management of Falconbridge and Noranda regarding the primary assets and operations of each of Falconbridge and Noranda, and other issues deemed relevant;
12. due diligence session with senior management of Falconbridge and Noranda;
13. discussions with Falconbridge's and Noranda's legal counsel;
14. discussions with legal counsel to the Special Committee;
15. discussions with the auditors of Falconbridge;
16. meetings and discussions with the Special Committee;
17. various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding Falconbridge and Noranda, the base metals industry and other public companies, as TD Securities deemed relevant;

18. public information relating to the business, operations, financial performance and stock trading history of Falconbridge and Noranda, and other selected public companies, as TD Securities considered relevant;

19. public information with respect to certain other transactions of a comparable nature, as TD Securities considered relevant; and

20. such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Falconbridge or Noranda to any information requested by TD Securities. As the auditors of Noranda declined to permit TD Securities to rely upon information provided by them as a part of any due diligence review, TD Securities did not meet with the auditors of Noranda and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of Noranda and the reports of the auditors thereon.

PRIOR VALUATIONS

Falconbridge and Noranda have represented to TD Securities that there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties or assets owned by, or the securities of, Falconbridge or Noranda or any of their respective subsidiaries made in the preceding 24 months and in the possession or control of Falconbridge or Noranda other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to Falconbridge or Noranda which they do not have within their possession or control, notice of which has not been given to TD Securities. No such independent appraisals or prior valuations were provided to TD Securities and no such notice has been given to TD Securities.

GENERAL ASSUMPTIONS AND LIMITATIONS

With the Special Committee's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by Falconbridge and Noranda, and their personnel, advisors, or otherwise, including the certificates identified below (collectively, the "Information"). The Valuations and Fairness Opinion are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of Falconbridge and Noranda, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

Senior officers of Falconbridge and Noranda have represented to TD Securities in certificates dated March 8, 2005, among other things, that to the best of their knowledge, information and belief after due inquiry (as it relates to Falconbridge in the case of representations by senior officers of Falconbridge and Noranda in the case of representations by senior officers of Noranda): (i) Falconbridge and Noranda have no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Falconbridge or Noranda, or any of their subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) which would reasonably be expected to affect materially the Valuations and/or the Fairness Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in paragraph (iv) below, the information and data provided to TD Securities by or on behalf of Falconbridge and Noranda in respect of Noranda, Falconbridge, and their subsidiaries or their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) in connection with the Offer is or, in the case of historical information and data, was at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the information and data provided to TD Securities not misleading in the light of circumstances in which it was provided; (iii) to the extent that any of

the information and data identified in paragraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities by Falconbridge and/or Noranda; (iv) any portions of the information and data provided to TD Securities which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Falconbridge or Noranda, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no independent appraisals or prior valuations (as defined in the Policies) of all or a material part of the properties and assets owned by, or the securities of, Falconbridge, Noranda, or any of their subsidiaries made in the preceding 24 months and in the possession or control of Falconbridge or Noranda other than those which have been provided to TD Securities or, in the case of valuations or independent appraisals known to Falconbridge or Noranda which they do not have within their possession or control, notice of which has not been given to TD Securities; (vi) there have been no offers for or proposed transactions involving all or a material part of the properties and assets owned by, or the securities of, Falconbridge, Noranda, or any of their subsidiaries made in the preceding 24 months which have not been disclosed to TD Securities; (vii) Falconbridge has complied in all material respects with the letter agreement between TD Securities and Falconbridge dated February 2, 2005, including the terms and conditions of Schedule A thereto; (viii) there is no plan or proposal by Falconbridge or Noranda for any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities, affairs, prospects or condition (financial or otherwise) of Falconbridge, Noranda, or any of their subsidiaries which has not been disclosed to TD Securities; and (ix) Falconbridge and Noranda have no knowledge of any material non-public information concerning the securities of Falconbridge, Noranda, or the assets, liabilities, affairs, prospects or condition (financial or otherwise) of Falconbridge, Noranda, and their subsidiaries, considered on a consolidated basis, that has not been generally disclosed, except such information that has been disclosed to TD Securities by Falconbridge or Noranda.

In preparing the Valuations and Fairness Opinion, TD Securities has made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to TD Securities, conditions precedent to the completion of the Offer and Issuer Bid can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the Noranda Circular and Directors' Circular will be distributed to the shareholders of Falconbridge in accordance with the applicable laws, and the disclosure in the Noranda Circular and Directors' Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Valuations and the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Falconbridge, or Noranda.

In preparing the Valuations and Fairness Opinion, TD Securities assumed that the Offer will result in Noranda acquiring 100% of the Falconbridge Shares held by the Minority Shareholders. TD Securities further assumed that the Issuer Bid will be fully subscribed. For the purposes of the letter, we refer to the new company that results from completion of the Issuer Bid and the Offer that satisfies these assumptions as "NorandaFalconbridge".

The Valuations and Fairness Opinion are conditional upon all of TD Securities' assumptions being correct and there being no "misrepresentation" (as defined in the Policies) in any Information.

The Valuations and Fairness Opinion have been provided for the use of the Special Committee and are not intended to be, and do not constitute, a recommendation that any holders of Falconbridge Shares tender to the Offer. The Valuations and Fairness Opinion may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of TD Securities. The Valuations and Fairness Opinion are rendered as of March 8, 2005, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Falconbridge, Noranda, and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Valuations and Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuations and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such

change that may come to its attention, or update the Valuations and Fairness Opinion after such date. In preparing the Valuations and Fairness Opinion TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Falconbridge Shares or other securities of Falconbridge, or any business combination or other extraordinary transaction involving Falconbridge, nor did TD Securities negotiate with any party in connection with any such transaction involving Falconbridge.

The preparation of a valuation and fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations and Fairness Opinion. Accordingly, the Valuations and Fairness Opinion should be read in their entirety.

OVERVIEW OF FALCONBRIDGE

Falconbridge is an integrated base metals company engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge has mining and mineral processing facilities in Canada, Norway, the Dominican Republic and Chile. Falconbridge is the third-largest producer of refined nickel in the world in addition to being a significant producer of copper, zinc and cobalt. Falconbridge also produces silver, gold, platinum group metals, cadmium, indium and sulphuric acid. The major assets of Falconbridge are described below (percentages in parenthesis indicate Falconbridge's interest in each asset, if less than 100%).

Integrated Nickel Operations ("INO")

Falconbridge operates four underground nickel/copper mines in the Sudbury, Ontario area: the Craig, Fraser, Lindsley and Lockerby mines. The ore from the Sudbury mines is crushed and ground at Falconbridge's Strathcona mill to produce nickel/copper concentrate and copper concentrate. The nickel/copper concentrate is delivered to Falconbridge's Sudbury smelter and the copper concentrate is delivered to Falconbridge's Kidd Creek mineral processing facilities.

Falconbridge has begun an underground development program for Nickel Rim South, which is in close proximity to its existing Sudbury projects. Inferred mineral resources at December 31, 2004 were 13.4 million tonnes of 1.8% nickel, 3.3% copper and significant palladium and platinum.

The Montcalm nickel mine, near Timmins, Ontario, was completed in December 2004 and is now running at full capacity. Montcalm is expected to produce at least 9,000 tonnes of nickel in 2005.

The Raglan nickel property is located just south of the northern tip of Québec. Its facilities consist of an underground mine, open pit mines, a concentrator, power plant, accommodation and administrative buildings, fresh water supply and fuel storage tanks. Raglan produced approximately 26,600 tonnes of nickel in concentrate in 2004 and is proceeding with an expansion program that is expected to increase annual nickel production by approximately 5,000 tonnes.

The Sudbury smelter receives concentrates from Falconbridge's Sudbury properties, Montcalm and Raglan. It has a capacity to produce 130,000 tonnes of matte per year which is transported by rail and sea to Falconbridge's Nikkelverk refinery for further processing.

The Nikkelverk refinery is located in Norway. It processes the matte produced by the Sudbury smelter as well as custom feed from other sources. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 39,000 tonnes of copper and 4,600 tonnes of cobalt.

Kidd Creek

The Kidd Creek copper/zinc orebody is located in Timmins, Ontario. The mine produced approximately 41,000 tonnes of copper and 88,000 tonnes of zinc in concentrate in 2004. The ore is transported by a Falconbridge-owned railway to Kidd's mineral processing facilities located 27 kilometres southeast of the minesite. These facilities include a concentrator, copper smelter (ability to produce 150,000 tonnes of blister copper per year) and refinery (ability to produce 147,000 tonnes of copper cathode per year) and a zinc plant (ability to produce 147,000 tonnes of zinc per year).

Falcondo (85.26%)

Falconbridge mines and processes nickel laterite ore at Falcondo located in the Dominican Republic. Mining is carried out from the surface using bulldozers, loaders and trucks. The ore is milled, smelted and refined onsite to produce ferronickel. The facilities include a metallurgical treatment plant, a crude oil processor and a 200 megawatt thermal power plant. The operations use a significant volume of crude oil which is transported to Falcondo through a 70 kilometre pipeline from the coast.

Collahuasi (44%)

The Collahuasi copper mine is located in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and leaches copper oxide ores to produce cathodes. Collahuasi is the world's fourth largest copper producer and has extensive reserves and resources of over 4 billion tonnes of copper ore. Falconbridge's partners are Anglo American plc and a Japanese consortium which hold interests of 44% and 12%, respectively.

Lomas Bayas

Lomas Bayas currently operates one open pit copper mine. Heap leach grade ore is crushed, placed on leach pads and then treated with solutions containing sulphuric acid to recover the copper. Copper cathode is transported by truck and rail to the coast for shipping overseas.

Koniambo (49%)

Koniambo is a ferronickel project in New Caledonia and is one of the world's largest and highest grade nickel laterite deposits. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel in addition to inferred resources of 156 million tonnes at 2.2% nickel. A bankable feasibility study was recently completed which will allow Falconbridge to proceed with finalizing the financing structure for the project if it so chooses.

Ore Reserves and Mineral Resources

Below are the estimated proven and probable reserves of Falconbridge's largest operating mines as of December 31, 2004, shown on a 100% basis.

Nickel Mines	Tonnes (000's)	Nickel (%)	Copper (%)
Sudbury	11,864	1.20	1.33
Raglan	15,652	2.82	0.78
Montcalm	4,886	1.51	0.73
Falcondo	57,403	1.21	—

Copper Mines	Tonnes (000's)	Copper (%)	Zinc (%)	Silver (g/t)
Kidd Creek	18,066	1.80	6.03	58
Lomas Bayas	342,701	0.34	—	—
Collahuasi	1,849,605	0.90	—	—

Historical Financial Results

The following tables summarize Falconbridge's financial results for the last five years:

Income and Cash Flow[1]	Year Ended December 31, 2004	2003	2002	2001	2000
	(US$ millions, except per-share amounts)				
Revenues	$3,070	$2,083	$1,525	$1,385	$1,757
EBITDA	1,243	550	308	231	560
EBIT	969	301	78	24	368
Net Earnings	672	191	50	17	254
Earnings per Share	3.71	1.03	0.24	0.05	1.39
Capital Expenditures	573	370	234	225	168
Cash Flow from Operations	968	444	228	230	446
Cash Flow per Share	5.39	2.48	1.93	1.30	2.52

Balance Sheet Data[1]	Year Ended December 31, 2004	2003	2002	2001	2000
	(US$ millions, except per-share amounts)				
Working Capital	$ 943	$ 649	$ 443	$ 356	$ 470
Total Assets	5,118	4,172	3,398	3,293	3,307
Liabilities and Minority Interest	2,555	2,234	1,882	1,794	1,681
Shareholders' Equity	2,563	1,938	1,516	1,499	1,625

(1) Based on the 2004 unaudited financial statements and five-year review in the 2003 Falconbridge annual report.

Falconbridge Shares Trading Information

The Falconbridge Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol FL. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX:

Period	TSX Closing Price (C$) High	Low	Volume (000's)
January 2004	35.70	29.45	16,725,911
February 2004	36.00	29.65	16,635,816
March 2004	37.01	32.60	11,836,594
April 2004	35.25	29.00	9,755,812
May 2004	31.60	28.35	12,471,411
June 2004	33.85	30.10	10,970,089
July 2004	33.63	29.60	7,066,607
August 2004	31.90	28.35	6,755,359
September 2004	33.85	30.45	8,384,642
October 2004	34.15	30.65	8,873,128
November 2004	31.75	29.60	6,334,241
December 2004	31.10	28.35	7,493,513
January 2005	30.80	28.45	9,661,664
February 2005	36.10	31.89	11,205,025
March 1, 2005, to March 7, 2005	36.85	34.88	2,878,581
January 1, 2004, to March 7, 2005	**37.01**	**28.35**	**147,048,393**

Certain details of the Offer were announced prior to the commencement of trading on March 9, 2005. Trading in Falconbridge Shares was halted on the TSX in the afternoon of March 8, 2005, due to possible speculation in the market of a transaction as evidenced by a significant share price increases and large trading volumes in Falconbridge Shares and Noranda common shares. The closing prices of the Falconbridge Shares on the TSX on March 8, 2005 and March 7, 2005, were C$39.15 and C$36.85, respectively.

OVERVIEW OF NORANDA

Noranda is an integrated base metals company engaged in the exploration, development, mining, processing and marketing of metals and minerals. Noranda is engaged primarily in the production of copper, zinc, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Through its approximately 59% ownership of Falconbridge, Noranda has substantial indirect interests in the production of nickel, among other metals and minerals.

A detailed description of Falconbridge's operations is presented earlier in this letter. The balance of this section reviews Noranda's other major assets (percentages in parenthesis indicate Noranda's interest in each asset, if less than 100%).

Antamina (33.75%)

The Antamina deposit is located in Peru and is one of the largest copper/zinc orebodies in the world, with a milling rate of 70,000 tonnes per day. Other owners of Antamina include BHP Billiton plc (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corporation (10%). Noranda also has a 1.65% net proceeds interest ("NPI") in Antamina which was obtained as part of a transaction with Inmet Mining Corporation in July 2003.

Altonorte

Altonorte is a copper smelter located in northern Chile. Its annual capacity is 290,000 tonnes of copper anode and 700,000 tonnes of sulphuric acid. Altonorte processes copper concentrate from third-party mines located mainly in Chile.

Horne / CCR

The Horne copper smelter is located in Rouyn-Noranda, Quebec. The Horne's feed is primarily sourced from third-parties and to a lesser extent from Antamina and Collahuasi. The CCR refinery processes copper anodes from the Horne and Altonorte smelters and other unrefined copper and precious metals from Noranda and third-party sources.

Zinc Operations

Noranda produces zinc and copper concentrates at its mines and processes zinc concentrate at the CEZ refinery owned by Noranda Income Fund (25% owned by Noranda). The zinc business unit also produces lead concentrates at the Brunswick mine (which is the third largest zinc mine in the world) and procures and processes lead/silver concentrates and residues at the Brunswick smelter.

Aluminum Operations

Noranda acquired interests in bauxite mining assets in Jamaica and an alumina refinery in Gramercy, Louisiana in October 2004. Together with Noranda's existing aluminum assets at the time, this created a fully-integrated aluminum business.

Noranda operates an aluminum reduction smelter in New Madrid, Missouri with capacity of 250,000 tonnes annually. The smelter receives substantially all of its alumina requirements from the Gramercy alumina refinery. Both operations are located on the Mississippi River which facilitates transportation.

Through wholly owned Norandal USA, Inc. ("Norandal"), Noranda is the second largest producer of aluminum foil products in the U.S. Norandal operates four aluminum rolling mills in North Carolina, Arkansas

and Tennessee. Norandal's operations purchase the majority of their primary metal requirements from third-parties.

Other Operations

Noranda has significant development properties located in Argentina (El Pachón, copper), Chile (El Morro, copper porphyry deposit), Australia (Lady Loretta, zinc; Lennard Shelf, zinc restart), Papua New Guinea (Nena / Frieda, copper/gold) and Canada (Perseverance, zinc/copper). These projects are at various stages of development.

Noranda participates in the magnesium business through its 80% ownership of Magnola Metallurgy Inc. ("Magnola"). Noranda shut down the plant indefinitely in January 2003 due to structural changes in the magnesium market. Magnesium now sells for below the cash production costs of Magnola due to significant low-cost Chinese production.

Ore Reserves and Mineral Resources

Below are the estimated proven and probable reserves of Noranda's largest operating mines as of December 31, 2004 shown on a 100% basis:

Copper Mines	Tonnes (000's)	Copper (%)	Zinc (%)		
Antamina	468,000	1.22	0.97		
Zinc Mines	**Tonnes (000's)**	**Zinc (%)**	**Copper (%)**	**Lead (%)**	**Silver (g/t)**
Brunswick	17,435	8.93	0.34	3.62	104.8

Historical Financial Results

The following tables summarize Noranda's financial results for the last five years:

	Year Ended December 31,				
Income and Cash Flow[1]	2004	2003	2002	2001[2]	2000[2]
	(US$ millions, except per-share amounts)				
Revenues	$6,978	$4,657	$3,873	$3,978	$4,650
EBITDA	1,766	778	497	541	1,272
EBIT	1,267	288	7	(71)	752
Net Earnings (Loss)	551	23	(447)	(60)	195
Earnings (Loss) per Share	1.78	—	(1.93)	(0.33)	0.77
Capital Expenditures	666	489	528	868	886
Cash Flow from Operations	1,191	413	380	243	614
Cash Flow per Share	4.01	1.40	1.58	1.02	2.58

	Year Ended December 31,				
Balance Sheet Data[1]	2004	2003	2002	2001[2]	2000[2]
	(US$ millions, except per-share amounts)				
Working Capital	$1,443	$1,057	$ 610	$ 552	$1,219
Total Assets	9,611	8,328	7,102	12,141	11,778
Liabilities and Minority Interest	6,552	5,731	5,244	8,344	7,684
Shareholders' Equity	3,059	2,597	1,858	3,797	4,094

(1) 2004 and 2003 are based on the 2004 unaudited financial statements. 2002, 2001 and 2000 are based on the five-year review disclosed in the 2003 Noranda annual report and the financial statements for 2002 and 2001.

(2) The following items were taken from the 2002 and 2001 financial statements and were not restated to conform with the 2003 presentation of financial results: EBITDA, EBIT, Total Assets, Liabilities and Minority Interest, and Shareholders' Equity.

Noranda Shares Trading Information

Noranda's common shares are listed on the TSX and New York Stock Exchange (the "NYSE") under the symbol NRD. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX and NYSE:

	TSX			NYSE		
	Closing Price (C$)		Volume	Closing Price (US$)		Volume
Period	High	Low	(000's)	High	Low	(000's)
January 2004	21.55	18.80	32,583,828	16.95	14.21	2,367,600
February 2004	21.91	19.22	24,295,140	16.45	14.44	1,672,800
March 2004	23.64	21.70	33,218,996	18.06	16.30	2,402,900
April 2004	24.50	19.25	20,002,589	18.70	14.15	2,272,900
May 2004	23.10	19.68	20,351,677	16.80	14.16	2,043,300
June 2004	24.20	20.75	37,574,057	17.80	15.12	2,700,500
July 2004	24.24	22.28	25,907,775	18.46	16.84	2,256,800
August 2004	22.24	20.77	12,864,958	16.99	15.80	1,669,800
September 2004	22.60	21.60	21,396,325	17.61	16.63	1,984,800
October 2004	22.10	20.23	28,109,420	17.51	16.24	1,666,400
November 2004	21.30	20.50	27,863,239	18.16	16.85	2,542,500
December 2004	21.35	20.20	12,835,825	17.98	16.55	2,517,700
January 2005	20.95	19.83	12,168,573	17.34	16.27	1,962,600
February 2005	23.38	21.30	23,034,096	18.90	16.98	2,947,300
March 1, 2005, to March 7, 2005	23.11	22.76	3,908,157	18.86	18.35	841,300
January 1, 2004, to March 7, 2005	**24.50**	**18.80**	**336,114,655**	**18.90**	**14.15**	**31,849,200**

Certain details of the Offer were announced prior to the commencement of trading on March 9, 2005. Trading in Noranda common shares was halted on the TSX and NYSE in the afternoon of March 8, 2005, due to possible speculation in the market of a transaction as evidenced by significant share price moves and large trading volumes in Noranda common shares and Falconbridge Shares. The closing prices of Noranda common shares on the TSX on March 8, 2005 and March 7, 2005, were C$23.30 and C$22.81, respectively. The closing prices of Noranda common shares on the NYSE on March 8, 2005 and March 7, 2005, were US$19.25 and US$18.60, respectively.

APPROACH TO VALUE

The Valuations are based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Falconbridge Shares and the range of fair market values of the Consideration. The Policies require that a formal valuation include a valuation of any non-cash consideration being offered as part of the Offer, except in certain circumstances outlined in the Policies. TD Securities has therefore determined the fair market value of the Consideration as part of the Valuations.

The net asset values ("NAVs") of Falconbridge and the Consideration have also been derived by TD Securities and are presented herein to allow the Minority Shareholders to compare the NAV of the Falconbridge Shares to the NAV of the Consideration.

DEFINITION OF FAIR MARKET VALUE

For purposes of the Valuations, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. TD Securities has made no downward adjustment to the fair market value of the Falconbridge Shares to reflect the liquidity of the Falconbridge Shares or the fact that the Falconbridge Shares held by individual holders do not form part of a controlling interest.

Similarly, TD Securities has made no downward adjustment to the fair market value of the Consideration to reflect the liquidity of the Consideration or the fact that the Consideration received by individual holders of Falconbridge Shares does not form part of a controlling interest.

VALUATION METHODOLOGIES

In determining the fair market value of the Falconbridge Shares and the Consideration, TD Securities relied primarily on the comparable precedent transactions approach. As a secondary methodology, TD Securities considered the comparable trading approach.

Comparable Precedent Transactions Approach

TD Securities identified and reviewed seven comparable precedent transactions involving companies in the base metals sector which are pending or have been concluded and for which there is sufficient public information to derive valuation multiples (see Table 1 in Appendix A). The comparable precedent transactions approach consists of selecting appropriate value benchmarks based on recently completed transactions of a comparable nature and applying these value benchmarks to the appropriate Falconbridge and Noranda metrics. In the case of Noranda, the metrics utilized in the analysis were adjusted to be pro forma for the completion of the Offer and the Issuer Bid. The transaction multiples are based on arm's length transactions of businesses that are, where possible, similar in size, operating characteristics, risk profile and asset type, among other factors, to Falconbridge's and Noranda's activities. The process of analyzing valuation multiples implied by comparable precedent transactions and applying these multiples to Falconbridge and Noranda involves certain judgements and assumptions concerning the financial performance and operating characteristics of the companies involved.

TD Securities considered the following multiples of trailing 12-month reported performance to be the most relevant: price to earnings ("P/E"), price to cash flow ("P/CF") and enterprise value to EBITDA ("EV/EBITDA").

Comparable Trading Approach

TD Securities also reviewed the market trading multiples of selected base metal companies that it considered relevant to determine whether a public market trading analysis might imply values which exceed values determined by the compararable precedent transactions approach. Based on this review, TD Securities concluded that the public market trading approach implied values that were generally equal to or below the values determined by the comparable precedent transactions analysis. Given the foregoing and the fact that market trading prices generally reflect minority discount values, TD Securities relied on market trading multiples as a secondary methodology, and applied less emphasis to the values derived using this methodology relative to the weight applied to the values obtained through the comparable precedent transactions approach.

For the purposes of its review of market trading multiples, TD Securities identified and reviewed eight publicly traded base metals companies (see Table 2 in Appendix A). TD Securities considered P/E, P/CF and EV/EBITDA multiples as the most relevant when applying this methodology. TD Securities selected appropriate value benchmarks and applied them to the relevant financial parameters of Falconbridge and Noranda. In the case of Noranda, the metrics utilized in the analysis were adjusted to be pro forma for the completion of the Offer and the Issuer Bid. In selecting relevant benchmarks, TD Securities applied more emphasis on the multiples of the mid-tier producers than the large cap producers due to the relative sizes of Falconbridge and Noranda versus the comparables. In addition to considering trailing 12-month reported

performance, TD Securities also considered, in the case of the P/E and P/CF methodologies, multiples of prospective results based on research analyst estimates of one-year forward performance.

NAV APPROACH

Overview

TD Securities also considered a NAV approach to both the Falconbridge Shares and the Consideration. The NAV approach builds up a value by separately considering each operating, development, exploration and financial asset, whose individual values are estimated through the application of that methodology viewed as most appropriate in the circumstances, net of obligations, and liabilities, including reclamation and closure costs, and the present value of corporate expenses that are not directly attributable to the operating and development assets. The NAV approach adopts a prospective view in regard to commodity prices and explicitly addresses the unique characteristics of each major asset.

To value the operating mines and smelters and selected development projects, TD Securities relied primarily on a discounted cash flow ("DCF") analysis whereby it discounted the cash flows of each asset over a horizon equal to the remaining life of the asset and at a prescribed discount rate to generate present values. As a basis for the development of the projected cash flows, TD Securities reviewed unaudited projected operating and financial statements for the major operating divisions, subsidiaries and affiliates of Falconbridge and Noranda prepared by management of such entities and/or management of Falconbridge and/or Noranda (the "Management Forecasts"). TD Securities also reviewed the relevant underlying assumptions (on an asset by asset basis) including, but not limited to, metal prices, production rates, operating costs, and capital expenditures, and had detailed discussions with senior management of Falconbridge and Noranda. The Management Forecasts and underlying assumptions were reviewed for reasonableness and were compared to sources considered relevant including third-party research. Based on this review, TD Securities developed its own forecast (the "TD Securities Forecast"), formed independently with the benefit of its understanding of the assumptions behind the Management Forecasts.

Commodity Price and Exchange Rate Assumptions

The most significant differences between the TD Securities Forecast and the Management Forecasts were as a result of TD Securities applying more conservative commodity and exchange rate assumptions.

Forecast commodity prices and exchange rate assumptions are a critical determinant of the outcome of the DCF approach. Future commodity prices and exchange rates are very difficult to predict and different views can have a very significant impact on resulting DCF values. TD Securities used its experience and exercise of professional judgement to select the base assumptions below (the "Base Assumptions") from several sources including third-party industry studies and research analyst views. Sensitivity analysis was performed to consider the impact of changes in the Base Assumptions.

A summary of the Base Assumptions used in our DCF analysis is as follows:

Commodity	2005	2006	2007	2008	2009	After 2009
Metals (¢/lb)						
Nickel	625	525	525	450	400	350
Copper	140	130	130	110	100	95
Zinc	60	60	60	55	55	55
Aluminum	80	75	75	75	75	75
Oil (WTI, $/bbl)	40	35	30	25	25	25
C$/US$	1.25	1.29	1.33	1.33	1.33	1.33

Discount Rate

Projected unlevered and constant-dollar free cash flows were discounted based on the real weighted average cost of capital ("WACC") for Falconbridge. The WACC for Falconbridge was calculated based upon Falconbridge's real after tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in Falconbridge and the base metals industry. The cost of debt for Falconbridge was calculated based on the real risk free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model ("CAPM") approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk free rate of return, the volatility of equity prices relative to a benchmark ("beta") and the equity risk premium. TD Securities reviewed a range of unlevered betas for Falconbridge and a select group of comparable companies that have risks similar to Falconbridge in order to select the appropriate beta for Falconbridge. The selected unlevered beta was levered using the assumed optimal capital structure for Falconbridge and was then used to calculate the cost of equity. Table 7 in Appendix A lays out the assumptions used by TD Securities in estimating the WACC of Falconbridge.

Based on the foregoing, we selected a base discount rate of 8% for our DCF analysis of the assets of Falconbridge. This rate was adjusted upwards in the case of higher risk projects.

TD Securities viewed the risks inherent in the assets of Noranda to be similar to those inherent in the assets of Falconbridge. We therefore used the same methodology as discussed above in arriving at a base discount rate of 8% for our DCF analysis of the assets of Noranda. This rate was adjusted upwards in the case of higher risk projects.

Results of the NAV Approach

The NAV analysis yielded values below those obtained in the comparable precedent transactions analysis and the comparable trading analysis. As the NAV methodology adopts a prospective, long-term view with respect to commodity prices, it is not as sensitive to the current levels of commodity prices as are the comparable precedent transactions analysis and comparable trading analysis, which are based on metrics which reflect the current high level of commodity prices. At this stage of the commodity price cycle, we generally observe that publicly traded mining companies are trading at premiums to their NAVs. We would expect the values of the Falconbridge Shares and the Consideration to also be at a premium to their NAVs. Since the NAV approach requires the valuator to make a number of assumptions, valuators could derive different NAVs for the same assets. Therefore it is difficult to observe premiums to NAV in the market and it is difficult to otherwise determine a reliable basis for selecting the appropriate premiums to NAV at which the Falconbridge Shares and the Consideration should be valued. Thus TD Securities did not rely on this method for arriving at fair market value of the Falconbridge Shares or the Consideration. Instead we compared the range of NAVs of the Falconbridge Shares to the range of NAVs of the Consideration. We also derived the implied hypothetical exchange ratios based on the NAVs of the Falconbridge Shares and the Consideration and compared them to the Exchange Ratio. We believe that these results are relevant for the Fairness Opinion and that this approach provides Minority Shareholders with additional information that may help them to assess the Exchange Ratio and the relative values of the Falconbridge Shares and the Consideration.

APPLICATION OF VALUATION METHODOLOGIES TO THE FALCONBRIDGE SHARES

Comparable Precedent Transactions Approach

The seven comparable precedent transactions TD Securities relied on to select multiples are listed in Table 1 in Appendix A. TD Securities believes the appropriate EV/EBITDA multiple for Falconbridge to be in the range of 6.0x to 7.0x, the appropriate P/E multiple to be in the range of 8.0x to 11.0x and the appropriate P/CF multiple to be in the range of 5.5x to 7.0x. These multiples were applied to the 2004 (unaudited) results of Falconbridge.

The following is a summary of the results of the comparable precedent transactions analysis which implies a range of values of US$32.61 to US$41.45 per Falconbridge Share:

	Selected Multiple Range		Implied Equity Value (US$MM)	
	Low	High	Low	High
Enterprise Value to $EBITDA_{2004}$	6.0x	7.0x	$6,504	$7,747
Price to $Earnings_{2004}$	8.0x	11.0x	5,320	7,315
Price to Cash $Flow_{2004}$	5.5x	7.0x	5,830	7,420
Selected Value Range			**$5,900**	**$7,500**
Implied Value per Falconbridge Share			**US$32.61**	**US$41.45**

Comparable Trading Approach

The eight publicly traded companies TD Securities relied on to select appropriate multiples are listed in Table 2 in Appendix A. TD Securities believes that the appropriate trailing EV/EBITDA multiple for Falconbridge to be in the range of 5.0x to 6.0x, the appropriate trailing P/E multiple to be in the range of 9.0x to 10.5x (10.0x to 11.0x on a prospective basis) and the appropriate trailing and prospective P/CF multiples to be in the range of 5.5x to 6.5x. These multiples were applied to the 2004 (unaudited) results of Falconbridge in the case of trailing multiples and to analyst forecasts for Falconbridge in the case of prospective multiples.

The following is a summary of the results of the comparable trading analysis which implies a range of values of US$31.78 to US$37.30 per Falconbridge Share:

	Selected Multiple Range		Implied Value (US$MM)	
	Low	High	Low	High
Enterprise Value to $EBITDA_{2004}$	5.0x	6.0x	$5,261	$6,504
Price to Earnings:				
— 2004	9.0x	10.5x	5,985	6,983
— 2005	10.0x	11.0x	6,382	7,020
Price to Cash Flow:				
— 2004	5.5x	6.5x	5,830	6,890
— 2005	5.5x	6.5x	5,751	6,797
Selected Value Range			**$5,750**	**$6,750**
Implied Value per Falconbridge Share			**US$31.78**	**US$37.30**

Fair Market Value of the Falconbridge Shares

To arrive at a range of fair market values for the Falconbridge Shares TD Securities primarily relied on the comparable precedent transactions approach and used the comparable company trading approach as a secondary methodology. Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 8, 2005, the fair market value of the Falconbridge Shares is in the range of US$32.50 to US$38.50 per Falconbridge Share.

NAV Approach

Operating Assets

The value ranges of Falconbridge's major operating assets were derived from DCF analysis based on the TD Securities Forecast. Low and high case scenarios were determined by making assumptions regarding initiatives that are currently being considered by Falconbridge:

1. Raglan's high case includes further expansion and optimization of the concentrator equipment to increase annual production rates. The low case only attributes 50% of the value resulting from successful implementation;
2. Montcalm's high case includes successful expansion of milling capacity;
3. Kidd Creek's high case includes full production from Stage II of the depth extension of the Kidd mine orebody ("Mine D"); and
4. Collahuasi's high case includes a Phase III expansion, involving adding another grinding line and accelerating the production rate of the Rosario pit.

An aggregation of the financial forecasts for the major operating assets of Falconbridge for the years 2005 to 2009 is as follows for selected key line items in the TD Securities Forecast, for each asset assuming the high case scenario:

	Year Ending December 31,				
(US$ MM)	2005	2006	2007	2008	2009
Revenues	$3,122	$2,818	$2,794	$2,533	$2,444
EBITDA	1,242	1,105	1,187	965	953
Capital Expenditures	403	422	503	310	264

Note: Includes Integrated Nickel Operations, Kidd Creek, NorFalco (35%), Falcondo (85.26%), Collahuasi (44%), and Lomas Bayas.

The results of the DCF analysis are as follows:

	Value Range (US$MM)		
OPERATING ASSETS	Low		High
Integrated Nickel Operations (INO)			
Raglan	$ 651	–	$ 782
Montcalm	209	–	245
Sudbury (including Nickel Rim South)	548	–	548
Smelting / Refining	611	–	611
Total INO	$2,020	–	$2,187
Kidd Creek Operations	317	–	390
NorFalco (35%)	27	–	27
Falcondo (85.26%)	253	–	253
Collahuasi (44%)	1,531	–	1,774
Lomas Bayas (excluding Fortuna de Cobre)	362	–	362
Total Operating Assets	$4,510	–	$4,993

Exploration and Development Assets

The value of Falconbridge's exploration and development assets was based on several methods including DCF analysis (at a discount rate of 10% to incorporate the additional risk inherent in exploration and development projects), pricing multiples of exploration companies with similar properties (see Table 3 in

Appendix A), transactions involving comparable target assets (see Table 4 in Appendix A), book values of the assets, as well as exploration expenditures to date.

Under the Base Assumptions, the DCF value of Koniambo is negative. However, given the scale of the project and the potential value associated with the ability to develop the project in certain metal price scenarios above where TD Securities has forecast, we believe that there is positive value to the asset. For the purpose of the Valuation we have used the book value of the asset as a proxy for value.

There is significant value in the technology Falconbridge has developed particularly for its metallurgical operations. However, we only separately ascribed value to the technology for which the benefits had not already been recognized in the TD Securities Forecast of Falconbridge's smelters, refineries or other assets.

	Value Range (US$MM)		
EXPLORATION AND DEVELOPMENT ASSETS	**Low**		**High**
Koniambo (49%)	$ 180	–	$ 180
Technology (investment in hydrometallurgical technologies)	12	–	25
Other Exploration and Development Assets[1]	64	–	73
Total Exploration and Development Assets	$ 256	–	$ 277

(1) Includes the Fortuna de Cobre project and various investments in exploration properties and companies.

Financial Assets and Liabilities

We have shown below the present value of expected future Canadian mining and income taxes outside of the individual Canadian assets. The remainder of the financial assets and liabilities presented below were valued at their book values except as described in the footnotes.

	Value Range (US$MM)		
FINANCIAL ASSETS AND LIABILITIES	**Low**		**High**
Financial Assets			
Cash and Cash Equivalents	$ 645	–	$ 645
Net Working Capital[1]	248	–	248
Other Assets	26	–	26
Total Financial Assets	$ 919	–	$ 919
Financial Liabilities			
Debt[2]	($1,441)	–	($1,441)
Site Reclamation Costs	(149)	–	(149)
Canadian Mining Taxes	(48)	–	(82)
Canadian Income Taxes	0	–	(17)
Canadian Income Taxes Synergies	0	–	13
Employee Future Benefits	(445)	–	(445)
Other Liabilities	(45)	–	(45)
Corporate Selling, General and Administrative Costs[3]	(211)	–	(211)
Preferred Equity[4]	(173)	–	(166)
Total Financial Liabilities	($2,513)	–	($2,543)

(1) Estimated present value of existing working capital to be recovered after life-of-mine and plant operating plans are complete.

(2) Marked-to-market and incorporates the effect of interest rate and currency hedges.

(3) Present value of the estimated overhead expenses required to complete life-of-mine and plant operating plans.

(4) In the case of publicly-traded preferred shares, valued based on market trading prices in the low case and book value in the high case.

NAV Conclusions

The following summarizes the above NAV analysis:

	Value Range (US$MM)	
	Low	**High**
Operating Assets	$ 4,510	$ 4,993
Exploration and Development Assets	256	277
Financial Assets	919	919
Financial Liabilities	(2,513)	(2,543)
Net Asset Value	$ 3,172	$ 3,646

Based on the foregoing, the range of NAVs for Falconbridge is US$3,172 million to US$3,646 million or US$17.60 to US$20.21 per Falconbridge Share.

Sensitivity Analysis

The table below demonstrates the impact on the estimated NAV per Falconbridge Share of changing the forecast assumptions of key commodity and foreign exchange variables.

Variable	**Change**	**NAV Impact per Falconbridge Share (US$)(1)**
Price of Copper	+5¢/lb.	$ 1.81
Price of Nickel	+25¢/lb.	1.60
Price of Zinc	+5¢/lb.	0.54
US$/ C$ Exchange Rate	+5¢	1.67
Base WACC	+0.5%	(0.85)

(1) Change in the midpoint of the range of NAVs per Falconbridge Share.

Benefits to a Purchaser of Acquiring 100% of the Falconbridge Shares

TD Securities reviewed and considered whether any distinctive material value would accrue to Noranda or any other purchaser through the acquisition of all the Falconbridge Shares.

TD Securities believes that a number of the most likely buyers for Falconbridge would have excess tax pools in Canada with which to fully shield the future taxable income of Falconbridge. We assumed that such buyers would otherwise have limited near term uses for these excess tax pools and, in an open auction, would pay away 75% of the incremental value generated by these tax benefits to the holders of the Falconbridge Shares. As a result, we included this incremental value in the analysis of the NAV of Falconbridge Shares.

TD Securities believes that because Falconbridge already operates under an integrated structure with Noranda, it would be difficult for any potential purchaser to realize additional overhead savings and therefore have not assumed any material savings related to corporate costs. We did however reduce overhead expenses to a level necessary only to complete existing life-of-mine and plant operating plans and included this incremental value in the analysis of the NAV of Falconbridge Shares.

Based on discussions with Falconbridge and Noranda, TD Securities concluded that there was only one potential purchaser that may be able to achieve material operating cost synergies. Since there are no other purchasers who could obtain these savings, it is unlikely that the most synergistic purchaser would be willing to pay for the incremental value generated by these synergies to holders of the Falconbridge Shares in an open auction for Falconbridge. As a result, we have not included this incremental value in the analysis of the NAV of Falconbridge Shares.

APPLICATION OF VALUATION METHODOLOGIES TO THE CONSIDERATION

Comparable Precedent Transactions Approach

We believe that a similar approach to NorandaFalconbridge as Falconbridge is appropriate since we believe the businesses have similar characteristics, especially considering that a significant part of NorandaFalconbridge will consist of the assets of Falconbridge. TD Securities therefore selected the same multiples in its comparable precedent transaction approach for NorandaFalconbridge as in the comparable precedent transactions approach for Falconbridge. These multiples were applied to the 2004 (unaudited) results of Noranda adjusted for the assumed successful completion of the Offer and the Issuer Bid.

The following is a summary of the results of the comparable precedent transactions analysis which implies a range of values of US$18.99 to US$23.87 per NorandaFalconbridge Share:

	Selected Multiple Range		Implied Equity Value (US$MM)	
	Low	High	Low	High
Enterprise Value to $EBITDA_{2004}$	6.0x	7.0x	$7,296	$9,175
Price to $Earnings_{2004}$	8.0x	11.0x	5,700	7,838
Price to Cash $Flow_{2004}$	5.5x	7.0x	7,329	9,328
Selected Value Range			**$7,000**	**$8,800**
Implied Value per NorandaFalconbridge Share			**US$18.99**	**US$23.87**

Comparable Trading Analysis

As with the comparable precedent transactions analysis, TD Securities selected the same multiples for NorandaFalconbridge as in the comparable trading analysis for Falconbridge.

The following is a summary of the results of the comparable trading analysis which implies a range of values of US$18.45 to US$21.16 per NorandaFalconbridge Share:

	Selected Multiple Range		Implied Value (US$MM)	
	Low	High	Low	High
Enterprise Value to $EBITDA_{2004}$	5.0x	6.0x	$5,417	$7,296
Price to Earnings:				
— 2004	9.0x	10.5x	6,413	7,481
— 2005	10.0x	11.0x	7,100	7,810
Price to Cash Flow:				
— 2004	5.5x	6.5x	7,329	8,661
— 2005	5.5x	6.5x	7,234	8,549
Selected Value Range			**$6,800**	**$7,800**
Implied Value per Share of NorandaFalconbridge			**US$18.45**	**US$21.16**

Fair Market Value of the Consideration

To arrive at a range of fair market values for the Consideration TD Securities primarily relied on the comparable precedent transactions approach and used the comparable company trading analysis as a secondary methodology. We selected a value of NorandaFalconbridge shares of US$19.00 to US$23.00. We then multiplied these values by the Exchange Ratio to arrive at the fair market value of the Consideration. Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 8, 2005, the fair market value of the Consideration is in the range of US$33.63 to US$40.71.

NAV Approach

With regards to the assets contained in the 100%-owned Falconbridge subsidiary following the assumed successful completion of the Offer, we used the same range of values as in the Falconbridge standalone NAV analysis above. We therefore focus on the unconsolidated assets of Noranda in this section.

Operating Assets

The value ranges of Noranda's non-Falconbridge operating assets were derived from DCF analysis based on the TD Securities Forecast.

In the case of Altonorte, low and high case scenarios were run based on probabilities of sourcing additional feed to proceed with a capacity expansion and the extent to which Altonorte is able to take advantage of opportunities associated with being physically located in Chile versus current and potential customers' alternative of having to incur the costs of shipping concentrates overseas. Low and high case scenarios were also employed for Horne / CCR in which different assumptions were made with respect to the ability to replace feed from current customers whose mines are expected to be closed in the near to medium term. The Brunswick Mine high case assumes new discoveries above the proven and probable reserve estimates disclosed above.

For Noranda's aluminum assets, comparable trading analysis was performed on the primary and foil operations based on the relevant multiples selected from Table 6 in Appendix A to test the reasonableness of the DCF analysis. Norandal's high case scenario contemplates capacity expansion. Noranda's other aluminum assets were valued using a combination of DCF and book value approaches.

An aggregation of the financial forecasts for the non-Falconbridge major operating assets of Noranda for the years 2005 to 2009 is as follows for selected key line items in the TD Securities Forecast, for each asset assuming the high case scenario:

	Year Ending December 31,				
(US$ MM)	2005	2006	2007	2008	2009
Revenues	$2,119	$2,110	$2,081	$2,080	$2,046
EBITDA	669	649	606	589	539
Capital Expenditures	101	144	94	124	101

Note: Includes Altonorte, Horne / CCR, Antamina (33.75%) (NPI included in EBITDA), Brunswick Mine, Primary and Foil Aluminum.

The results of the DCF analysis are as follows:

	Value Range (US$MM)		
OPERATING ASSETS	Low		High
Falconbridge Operating Assets	$4,510	–	$4,993
Noranda Operating Assets			
Altonorte	769	–	854
Horne / CCR	244	–	307
Antamina (33.75%)	1,085	–	1,085
Brunswick Mine	382	–	425
Other Zinc(1)	(22)	–	(10)
Primary Aluminum (New Madrid)	550	–	600
Foil Aluminum (Norandal)	500	–	550
Other Aluminum(2)	90	–	175
Total Operating Assets	$8,108	–	$8,978

(1) Includes Half Mile Lake Mine, Brunswick Smelter, NorFalco (65%), Generale Smelter and present value of forecast zinc unit SG&A.

(2) Includes the Gramercy alumina plant, St. Ann Bauxite mine, American Racing Equipment, Inc. and the Alumysa aluminum smelter project.

Exploration and Development Assets

The value of NorandaFalconbridge's exploration and development assets was based on several methods including DCF analysis (at a discount rate of 10% to incorporate the additional risk inherent in exploration and development projects), pricing multiples of exploration companies with similar properties (see Table 3 in Appendix A), transactions involving comparable target assets (see Table 4 in Appendix A), book value of the assets, as well as exploration expenditures to date.

	Value Range (US$MM)		
EXPLORATION AND DEVELOPMENT ASSETS	**Low**		**High**
Falconbridge Exploration and Development Assets	$256	–	$277
Noranda Exploration and Development Assets			
El Pachón	43	–	94
El Morro (70%)	27	–	64
Nena / Frieda (72%)	39	–	85
Perseverance (90%)	21	–	54
Lady Loretta (75%)	22	–	92
Lennard Shelf (50%)	22	–	37
Other Exploration Properties(1)	60	–	80
Total Exploration and Development Assets	$490	–	$783

(1) Includes the El Pilar project and various investments in exploration properties and companies.

Other Assets

NorandaFalconbridge's share in the Noranda Income Fund was valued using the market price of the publicly-traded income fund units. The individual zinc mines that supplied feed to the Noranda Income Fund were assumed to be charged a third-party market rate for processing for the purposes of TD Securities' DCF analysis. The present value of the difference in cash flows resulting from the assumed market rate and the contracted rate charged by the Noranda Income Fund is captured in the table below.

Due to the fact that Magnola is currently shutdown, the nature of the current magnesium market, and the high degree of uncertainty surrounding the future of the magnesium market, we valued Magnola at a 50% discount to its book value in the high case scenario and at estimated salvage value in the low case scenario.

Novicourt was valued based on its public market trading price.

	Value Range (US$MM)		
OTHER ASSETS	**Low**		**High**
Noranda Income Fund (25%) / Zinc Concentrate Contract	$103	–	$103
Magnola (80%)	50	–	136
Novicourt (62%)	41	–	41
	$194	–	$280

Financial Assets and Liabilities

This section incorporates the US$1.25 billion of junior preferred shares, assuming 100% take-up of the Issuer Bid, at their initial redemption price of US$25.25 per share. The remainder of the financial assets and liabilities presented below were valued at their book values except as described in the footnotes.

FINANCIAL ASSETS AND LIABILITIES	Value Range (US$MM) Low		High
Financial Assets			
Cash and Cash Equivalents	$ 884	–	$ 884
Net Working Capital[1]	554	–	554
Other Assets	76	–	76
Total Financial Assets	$ 1,514	–	$ 1,514
Financial Liabilities			
Debt[2]	$(3,491)	–	$(3,491)
Site Reclamation Costs	(436)	–	(436)
Canadian Mining Taxes	(48)	–	(82)
Employee Future Benefits	(510)	–	(510)
Corporate Selling, General and Administrative Costs[3]	(355)	–	(355)
Preferred Equity[4]	(1,826)	–	(1,795)
Total Financial Liabilities	$(6,667)	–	$(6,669)

(1) Present value of existing working capital to be recovered after life-of-mine and plant operating plans are complete.

(2) Marked-to-market and incorporates the effect of interest rate and currency hedges.

(3) Present value of the estimated overhead expenses required to complete life-of-mine and plant operating plans.

(4) In the case of publicly-traded preferred shares, valued based on market trading prices in the low case and book value in the high case.

NAV Conclusions

The following summarizes the above NAV analysis:

	Value Range (US$MM) Low	High
Operating Assets	$ 8,108	$ 8,978
Exploration and Development Assets	490	783
Other Assets	194	280
Financial Assets	1,514	1,514
Financial Liabilities	(6,667)	(6,669)
Net Asset Value	$ 3,639	$ 4,886

Based on the foregoing, the range of NAVs for NorandaFalconbridge is US$3,639 million to US$4,886 million or US$9.96 to US$13.34 per NorandaFalconbridge Share. Multiplying by the Exchange Ratio, we arrive at the range of NAVs of the Consideration of US$17.63 to US$23.61.

Sensitivity Analysis

The table below demonstrates the impact on the estimated NAV of the Consideration of changing the assumed values of key commodity and foreign exchange variables.

Variable	Change	NAV Impact per NorandaFalconbridge Share (US$)[1]
Price of Copper	+ 5¢/lb.	$ 1.28
Price of Nickel	+ 25¢/lb.	0.81
Price of Zinc	+ 5¢/lb.	0.92
US$/ C$ Exchange Rate	+ 5¢	1.32
Base WACC	+ 0.5%	(0.69)

(1) Change in the midpoint of the range of NAVs per NorandaFalconbridge share.

FAIRNESS OPINION

Factors Considered

In reaching its opinion as to the fairness of the Consideration, from a financial point of view, to the Minority Shareholders, TD Securities principally considered the following:

1. a comparison of the range of fair market values of the Consideration to the range of fair market values of the Falconbridge Shares, each as determined under the Valuations;
2. a comparison of the range of NAVs of the Falconbridge Shares to the range of NAVs of the Consideration, and a comparison of the implied ratios of NAVs of the Falconbridge Shares to the Noranda Falconbridge shares to the Exchange Ratio;
3. a comparison of the trading price of Noranda multiplied by the Exchange Ratio to the trading price of Falconbridge Shares prior to the announcement by Noranda of its intention to make the Offer; and
4. other transaction alternatives potentially available to the Minority Shareholders.

Comparison of the Value of the Consideration to the Value of Falconbridge Shares

The range of fair market values of the Consideration of US$33.63 to US$40.71 is within or exceeds the range the fair market values of the Falconbridge Shares of US$32.50 to US$38.50.

Comparison of the NAV of the Consideration to the NAV Falconbridge Shares

The following table compares the range of NAVs of the Consideration to the range of NAVs of the Falconbridge Shares as well as the implied ratios:

	Range of NAVs (US$, except implied ratio)		
	Low	High	Midpoint
Falconbridge Shares	$17.60	$20.21	$18.91
Consideration	17.63	23.61	20.62
Falconbridge Shares	17.60	20.21	18.91
NorandaFalconbridge Shares	9.96	13.34	11.65
Implied Ratio	1.77	1.51	1.62

Thus, the range of NAVs of the Consideration is within or exceeds the range of NAVs of the Falconbridge Shares. In addition, the ratios of the NAVs of NorandaFalconbridge shares to the Falconbridge Shares are equal to or lower than the Exchange Ratio at the low, high and midpoint of the ranges.

As shown earlier in this letter, the NAVs of the Falconbridge Shares and the Consideration are highly sensitive to commodity price assumptions. However, the table below demonstrates that the ratio of the NAVs of the Falconbridge Shares and the NorandaFalconbridge shares is much less sensitive to changes in commodity price assumptions than the individual NAVs.

Variable	Change	Change in Ratio(1)
Price of Copper	+ 5¢/lb.	(0.02)
Price of Nickel	+ 25¢/lb.	0.02
Price of Zinc	+ 5¢/lb.	(0.08)
US$/ C$ Exchange Rate	+ 5¢	(0.04)
Base WACC	+ 0.5%	0.03

(1) Change in ratio comparing the midpoint of the range of NAVs of the NorandaFalconbridge shares to the midpoint of the range of NAVs of the Falconbridge Shares. The starting point is a ratio of 1.62. A smaller ratio should make the Exchange Ratio appear more favourable to the Minority Shareholders.

Comparison of the Offer to Historical Trading Prices

TD Securities reviewed the premiums represented by the Offer compared to premiums paid in precedent transactions in the Canadian equity market in which a controlling shareholder, defined as a shareholder owning greater than 50% of the common equity of the target company, successfully acquired the publicly traded minority interest and where the equity value of the minority interest acquired at the offer price exceeded C$30 million. TD Securities identified 39 such transactions announced since 1995, 15 of which involved shares offered as consideration and 24 of which involved 100% cash consideration. For the purposes of this analysis, premium was defined as the amount (expressed in percentage terms) by which the price paid per share under the precedent transaction exceeded the closing price of the shares one day, one week and four weeks immediately prior to announcement of the transaction. The high, low and mean premiums exhibited were as follows:

	High	Low	Mean
All Transactions			
1-Day Premium	64%	(1%)	30%
1-Week Premium	73%	(1%)	32%
4-Week Premium	90%	(1%)	32%
Transactions Involving Shares as Consideration			
1-Day Premium	43%	(1%)	23%
1-Week Premium	45%	(1%)	21%
4-Week Premium	54%	(1%)	24%
Transactions with 100% Cash Consideration			
1-Day Premium	64%	3%	34%
1-Week Premium	73%	2%	38%
4-Week Premium	90%	9%	37%

We considered the closing price of the Falconbridge Shares and Noranda common shares on the TSX on March 7, 2005, as the most relevant due to the significant speculation in the market on March 8, 2005. Applying the Exchange Ratio to the closing price of Noranda common shares on the TSX on March 7, 2005 implies a price of C$40.37. This price represents a 9.6%, 11.8% and 22.4% premium over the respective closing prices of the Falconbridge Shares on March 7, 2005, February 28, 2005 (one week prior), and February 7, 2005 (four weeks prior). Although the four weeks prior premium is consistent with the mean four week premium of transactions above involving shares as consideration, in several cases, the Offer is below the mean premiums implied by the acquisition of remaining interest transactions.

TD Securities believes that the market premium implied by the trading price of Noranda and Falconbridge shares can be partially explained by the following factors:

1. The operations of Falconbridge and Noranda are highly integrated and hence the synergies available to any purchaser are limited.
2. Falconbridge shareholders are receiving shares in a company (NorandaFalconbridge) of which Falconbridge assets form a major component of value. Thus, increasing the share exchange ratio associated with the Offer increases the implied value of the Falconbridge assets within NorandaFalconbridge and can materially lower the implied value of the non-Falconbridge assets within Noranda. Since Noranda common shareholders wish to receive a fair value for the non-Falconbridge assets that they are contributing to NorandaFalconbridge, the ability for Noranda to offer a larger share exchange ratio is restricted.
3. Since Falconbridge shareholders are receiving equity consideration, they have the ability to participate in the future performance of NorandaFalconbridge and will share any incremental premium on any potential change of control transaction involving NorandaFalconbridge.
4. Falconbridge and Noranda currently trade at discount valuation multiples to their publicly traded base metal comparables (see Table 2 in Appendix A). TD Securities believes that investor concerns regarding the current ownership structures of Falconbridge and Noranda are partially responsible and that the success of the Offer and Issuer Bid would mitigate these concerns. The market premiums computed on the Falconbridge Shares above do not take into account any price appreciation of Noranda common shares as a result of such potential increase in valuation multiples.

In addition, TD Securities considered the ratio of the closing trading prices of the Falconbridge Shares to the closing trading price of Noranda common shares on the TSX over the last three years. The average share price ratio in this time period was 1.3:1 and at no point did the share price ratio exceed the Exchange Ratio of 1.77.

Other Alternatives Potentially Available to Falconbridge

Since Noranda owns 59% of Falconbridge and has indicated to Falconbridge that it does not intend to sell its interest in Falconbridge, the prospect for an offer for the Falconbridge Shares from a third-party is remote. Thus the Offer allows the Minority Shareholders the opportunity to receive a premium to the current market trading price that would otherwise not be available.

In addition, TD Securities believes that the significantly larger market float of NorandaFalconbridge versus Falconbridge will provide increased liquidity for Minority Shareholders. As in the preceding paragraph, we believe that this opportunity for increased liquidity would otherwise not be available other than under the Offer.

TD Securities has not relied upon the considerations discussed in the preceding two paragraphs in arriving at its conclusion as to the fairness, from a financial point of view, of the Consideration to the Minority Shareholders.

FAIRNESS CONCLUSION

Based upon and subject to the foregoing and other such matters we considered relevant, TD Securities is of the opinion that, as of March 8, 2005, the Consideration is fair, from a financial point of view, to the Minority Shareholders.

Yours very truly,

TD Securities Inc.

TD SECURITIES INC.

APPENDIX A

Table 1 — Base Metals Precedent Transactions

Announcement Date	Target	Acquiror	EV (MM)	EV/EBITDA LTM(2)	P/E LTM(2)	P/CFPS LTM(2)
08-Mar-05	WMC Resources Ltd.(1)	BHP Billiton Ltd.	A$9,655	7.1x	12.4x	6.9x
07-Apr-03	M.I.M. Holdings Ltd.	Xstrata AG	US$2,959	5.7x	35.4x	3.5x
30-Apr-01	Cominco Ltd.	Teck Corporation	C$3,727	7.6x	18.8x	7.8x
19-Mar-01	Billiton Plc	BHP Ltd.	US$16,478	11.9x	18.2x	10.6x
12-Jan-01	Asturiana de Zinc SA	Xstrata AG	€557	5.0x	8.1x	5.1x
25-Aug-00	Rio Algom Ltd.	Billiton Plc	C$2,559	12.4x	14.3x	10.0x
24-Nov-97	Westmin Resources Ltd.	Boliden AB	C$719	29.9x	nmf(3)	19.7x
Median				**7.6x**	**16.2x**	**7.8x**

(1) Pending.

(2) LTM = Latest Twelve Months of publicly disclosed financial results. For this table we use LTM results as of the announcement date.

(3) nmf = not meaningful.

Table 2 — Base Metals Trading Comparables

(All units in US$ unless otherwise noted, based on share prices as of March 7, 2005)

Company	Market Cap. (MM)	EV/EBITDA LTM	Price to Cash Flow LTM	Price to Cash Flow FY1(1)	Price to Earnings LTM	Price to Earnings FY1(1)
Mid-Tier Producers						
Inco	$8,847	6.2x	7.0x	7.7x	11.4x	13.2x
Phelps Dodge	$10,488	5.3x	5.7x	6.0x	9.4x	9.8x
Teck Cominco	C$9,993	7.8x	8.7x	7.3x	14.9x	10.8x
Vedanta Resources	$2,802	8.4x	7.8x	11.3x	34.0x	24.8x
Xstrata	$13,868	7.4x	7.0x	5.9x	12.6x	8.7x
Median		**7.4x**	**7.0x**	**7.3x**	**12.6x**	**10.8x**
Large Cap Producers						
Anglo American	$38,176	7.2x	7.1x	7.1x	13.5x	12.5x
BHP Billiton	$93,138	10.3x	9.8x	11.2x	17.8x	14.7x
Rio Tinto	$49,747	11.6x	13.3x	9.8x	22.1x	13.1x
Median		**10.3x**	**9.8x**	**9.8x**	**17.8x**	**13.1x**
Falconbridge	**$5,402**	**5.1x**	**5.1x**	**5.2x**	**8.1x**	**8.5x**
Noranda	**$5,532**	**5.7x**	**5.6x**	**4.8x**	**10.6x**	**10.1x**

(1) FY1 = forecasted results for the next fiscal year as determined by averages of research analysts' estimates.

Table 3 — Exploration Companies Trading Comparables

	Share Price (C$) (as of March 7, 2005)	EV (US$MM)	EV/Pounds of Deposits (US$)
Copper Companies			
Chariot Resources Limited	$ 0.28	$ 32.8	$0.0130
Corriente Resources Inc.	$ 2.80	$ 93.6	$0.0170
Equinox	$ 0.68	$ 51.1	$0.0106
Peru Copper	$ 1.55	$113.7	$0.0129
Nickel Companies			
Canico Resources	$16.90	$476.7	$0.1094
Jaguar Nickel Inc	$ 0.73	$ 45.1	$0.0399
Skye Resources	$ 4.40	$ 39.0	$0.0084

Table 4 — Precedent Copper Asset Transactions

Selected Copper Project Transactions — Reserves Development Stage

Project	Transaction Date	Location	Seller	Buyer	$ Paid/lb Copper Equivalent
Cerattepe	2Q 2003	Turkey	Teck Cominco	Cayeli Bakir	$0.015
Chacarilla	4Q 2002	Bolivia	Southern Shares	St. Francis Group	$0.011
Salobo	2Q 2002	Brazil	Anglo American	CVRD	$0.005
Barreal Seco	2Q 2001	Chile	Property Owners	Atna Resources	$0.020
Kansanshi	2Q 2001	Zambia	Phelps Dodge	First Quantum	$0.004
Kolwezi Tailings	1Q 2001	DRC	Gecamines	Anglo/America Mineral	$0.023
La Granja[(1)]	4Q 2000	Peru	Cambior	Billiton	$0.001
Median					**$0.011**

Selected Copper Project Transactions — Feasibility Stage

Project	Transaction Date	Location	Seller	Buyer	$ Paid/lb Copper Equivalent
Guelb Moghrein	2Q 2004	Mauritania	Gemak/Wadi Al Rawka	First Quantum	$0.009
Lumwana	3Q 2003	Zambia	Phelps Dodge	Equinox	$0.001
Agua Rica	1Q 2003	Argentina	BHP Billiton	Northern Orion	$0.001
Rapu Rapu	1Q 2003	Philippines	Lafayette	LG International/Kores	$0.073
Rapu Rapu[(1)]	2Q 2002	Philippines	Lafayette	Jiangxi/China Nonferrous	$0.045
Tritton	2Q 2002	Australia	Straits Resources	Tritton Resources	$0.018
El Pachón	2Q 2001	Argentina	Cambior/Minera SA	Noranda	$0.002
Median					**$0.009**

(1) Transaction was announced but not completed.

Table 5 — Aluminum Precedent Transactions

Announcement Date	Target	Acquiror	EV (MM)	EV/EBITDA LTM	P/E LTM	P/CFPS LTM
17-Jun-04	Commonwealth Industries	INCO Recycling	US$310	13.4x	nmf	nmf
07-Jul-03	Pechiney	Alcan	€5,077	10.2x	nmf	4.7x
11-Aug-99	Reynolds Metals	Alcoa	US$5,610	11.3x	30.9x	11.9x
Median				**11.3x**	**30.9x**	**8.3x**

Table 6 — Aluminum Trading Comparables

Company	Market Cap. (MM)	EV/EBITDA	Price to Cash Flow		Price to Earnings	
		LTM	LTM	FY1(1)	LTM	FY1(1)
		(All units in US$ unless otherwise noted, based on share prices as of March 7, 2005)				
Aluminum Companies						
Alcan	$14,811	10.7x	n/a	6.9x	23.1x	14.8x
Alcoa	$27,408	9.5x	10.2x	7.9x	19.6x	15.0x
Capral Aluminum	A$199	nmf	nmf	nmf	nmf	nmf
Century Aluminum	$1,036	7.5x	8.9x	5.7x	12.7x	8.9x
Novelis	$1,721	8.9x	4.0x	4.6x	16.7x	15.9x
Processors						
Gibraltar Industries	$746	8.5x	9.1x	8.3x	14.5x	13.2x
Reliance Steel	$1,508	5.5x	6.6x	8.2x	8.8x	10.9x
Russel Metals	C$887	3.3x	4.2x	7.6x	nmf	9.4x
Worthington	$1,859	5.1x	8.2x	10.4x	8.4x	10.4x
Packaging						
Amcor	A$6,487	6.7x	7.2x	6.6x	18.3x	15.4x
Ball Corp	$5,231	8.9x	9.9x	n/a	17.6x	15.9x
CCL Industries	C$778	6.7x	5.8x	5.4x	13.2x	11.9x
Rexam	£2,693	6.6x	5.1x	5.0x	11.7x	10.8x
Silgan Holdings	$1,268	6.5x	4.7x	n/a	14.6x	14.5x
Median		**6.7x**	**6.9x**	**6.9x**	**14.6x**	**13.2x**

Table 7 — WACC Analysis

Cost of Debt	
Real Risk Free Rate[1]	2.1%
Borrowing Spread	0.75%
Pre-tax Real Cost of Debt	2.8%
Tax Rate	38.4%
After-tax Real Cost of Debt	1.7%
Cost of Equity	
Real Risk Free Rate[1]	2.1%
Equity Risk Premium	5.0%
Unlevered Beta	1.3
Levered Beta	1.5
After-tax Real Cost of Equity	9.6%
WACC	
Optimal Capital Structure (% Debt)	20.0%
WACC	8.0%

(1) Yield on the long-term Government of Canada real return bond as at March 7, 2005.